

DIVISION OF
CORPORATION FINANCE

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

March 21, 2002

Kathleen E. Shannon
Vice President, Secretary
and Associate General Counsel
American International Group, Inc.
70 Pine Street
New York, NY 10270

Act 1934
Section
Rule 14A-8
Public Availability 3/21/2002

Re: American International Group, Inc.
Incoming letter dated January 15, 2002

Dear Ms. Shannon:

This is in response to your letter dated January 15, 2002 concerning the shareholder proposal submitted to AIG by John Jennings Crapo. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Associate Director (Legal)

cc: John Jennings Crapo
PO Box 400151
Cambridge, MA 02140-0002



AMERICAN INTERNATIONAL GROUP, INC.
70 PINE STREET
NEW YORK, NY 10270

KATHLEEN E. SHANNON
VICE PRESIDENT, SECRETARY
AND ASSOCIATE GENERAL COUNSEL

212-770-5123
FAX: 212-785-1584
KATHLEEN.SHANNON@AIG.COM

January 15, 2002

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549

Re: American International Group, Inc. - Omission of Shareholder Proposal Pursuant to Rule 14a-8

Ladies and Gentlemen:

This letter is submitted by American International Group, Inc. (the "Company") pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), with respect to a proposal(hereinafter referred to as the "Shareholder Proposal") submitted for inclusion in the Company's 2002 proxy statement for its 2002 annual meeting of shareholders (the "Annual Meeting") by Mr. John Jennings Crapo (the "Proponent") (a copy of the Shareholder Proposal and accompanying supporting statement (the "Supporting Statement") are attached hereto as Exhibit A). In accordance with Rule 14a-8(j), six copies of this letter are attached.

The Proponent submitted an original shareholder proposal (attached hereto as Exhibit B), dated December 5, 2001, for inclusion in the Company's proxy statement for the 2002 Annual Meeting. Pursuant to Rule 14a-8(f), in a letter, dated December 20, 2001 (attached hereto as Exhibit C) (the "Objection Letter"), the Company notified the Proponent that his original shareholder proposal was in excess of 500 words and contained more than one proposal; the Company also requested that the Proponent establish his ownership of the Company's common stock. The Proponent responded by letter, dated December 29, 2001, and enclosed the Shareholder Proposal.

The Shareholder Proposal recommends that the board of directors of the Company (the "Directors") "arrange for a meeting of [the Company's] stockholders and proxies. As a committee of the whole to conference as an assembled meeting to meet for the following purposes"

1. to send a transcript of the meeting, and copies of the documents listed in the Shareholder Proposal, to United States Attorney General John Ashcroft, Commissioner of Internal Revenue Charles Rossotti, Commissioner on the Federal Trade Commission Mozelle Thompson, Securities and Exchange Commissioner Laura Unger, and New York State Attorney General Eliot Spitzer;

2. to "report comments on each document in the transcript and provide comments and name and other identification of each discussant"; and

3. to "provide in the next subsequent proxy statement a copy of all information sent to said officials and the report of the officials reply."

The Shareholder Proposal then lists twenty documents to be considered at the meeting (the "Materials"). The Materials comprise over 150 pages and include, among other things, a medical history of an unnamed person, lecture notes, various newspaper articles, medical forms and a letter of recommendation for the Proponent.

The Proponent's Supporting Statement asserts that the Company's shareholders

1. "have a fiduciary duty to obey SEC rules, regulations and laws"; and

2. "have a lawfully mandated duty to cooperate."

Based on the arguments below, the Company believes it may exclude the Shareholder Proposal from its 2002 proxy statement pursuant to Rule 14a-8(b), Rule 14a-8(c), Rule 14a-8(d), Rule 14a-8(i)(3) and Rule 14a-8(i)(5) under the Exchange Act.

Rule 14a-8(b)

Under Question (2) of Rule 14a-8, if the proponent is not a registered holder of the securities and if the proponent has not filed security ownership schedules or forms with the Securities and Exchange Commission (the "SEC"), then the proponent must prove that he or she is eligible to submit a proposal by (1) submitting to the company a written statement from the record holder of his or her securities verifying that, at the time he or she submitted the proposal, the proponent continuously held the securities for at least one year and (2) providing a written statement by the proponent that he or she intends to continue to hold the securities through the date of the shareholder meeting.

Buried in the Materials are the Proponent's monthly account statements from Advest, Inc. covering the period from November 1, 2000 up to and including November 30, 2001. Nothing in the Proponent's letter indicates whether these are part of the Materials to be considered by the Company's shareholders or whether these are in response to the Objection Letter. Assuming the latter, the last monthly statement, dated November 30, 2001, is twenty-nine (29) days prior to the date of the Shareholder Proposal. As such, the Proponent has failed to verify that at the time the Shareholder Proposal was submitted he continuously held the required amount of the Company's common stock for at least one year. *See, e.g.*, Sysco Corporation (Publ. Avail. August 10, 2001)(proposal containing a computer printout of the proponent's account statement dated two days prior to the date of the shareholder proposal could not verify ownership status as of the submission date, as required under Rule 14a-8(b)). Therefore, under Question (2) of Rule 14a-8(b) the Proponent has failed to demonstrate that he is eligible to submit a shareholder proposal.

Rule 14a-8(c)

Under Question (3) of Rule 14a-8, a shareholder proposal may be omitted from a registrant's proxy statement if the shareholder submits "more than one proposal to a company for a particular shareholders' meeting."

The Shareholder Proposal appears to submit at least three proposals: (1) a request that the Directors call a special shareholders' meeting, (2) a demand that the Directors create a transcript of this meeting, transmit the Materials to various officials, and "report comments on each document in the transcript and provide comments and name and other identification of each discussant", and (3)a demand to include the transcript along with any responses from these officials in the Company's next subsequent proxy statement.

The staff of the SEC has repeatedly confirmed that a shareholder proposal violates Rule 14a-8(c) when it requests a company to take several distinct actions. *See, e.g.*, Bob Evans Farms, Inc. (Publ. Avail. May 31, 2001) (proposal recommending the replacement of the current board of directors and the engagement of services of an investment banker to explore all alternatives to enhance the company's value could be omitted under Rule 14a-8(c) on the basis that it constituted multiple proposals); Fotoball USA, Inc. (Publ. Avail. April 3, 2001) (proposal to (1) appoint a special committee to find a buyer, (2) require that the chairman be an independent director, and (3) form a shareholders' advisory committee could be omitted under Rule 14a-8(c) on the basis that it constituted multiple proposals); Enova Corp. (Publ. Avail. February 9, 1998) (proposal to (1) elect all directors every year, (2) institute an "independent lead director", (3) submit all future changes regarding the election of directors to a shareholder vote and (4) apply these recommendations to any successor company, could be omitted under Rule 14a-8(c) on the basis that it constituted multiple proposals). By making at least three distinct proposals (as referenced above), the Proponent has submitted more than one proposal. Based on the foregoing, the Shareholder Proposal may be omitted pursuant to Rule 14a-8(c).

Rule 14a-8(d)

Under Question (4) of Rule 14a-8(d), a shareholder proposal may be omitted from a registrant's proxy statement if "the proposal, including any accompanying supporting statement ... exceed[s] 500 words."

The Shareholder Proposal incorporates the Materials which are over 150 pages long. As discussed above, the Materials are eclectic and include a 1982 letter of the Proponent requesting to take an exam late, the Proponent's December monthly planner and an undated Christmas card, and none of the Materials appear to relate to the Company, its Directors, its business or anything else that could be considered relevant to a subject matter of a shareholder proposal. However, it does appear that the Proponent desires the proposed shareholder meeting to discuss, in some way, the Materials and have the Directors send the Materials to various officials. While it may be unclear what the Proponent is attempting to accomplish with the Shareholder Proposal, it is clear that, in order to assess the Shareholder Proposal, the Company's shareholders need to have the Materials. Without the Materials, a shareholder would be unable to determine the purpose of the proposed special meeting. Almost all of the Materials are not publicly available and would not be accessible by a shareholder. As a result, it is clear that the Shareholder Proposal seeks to impermissibly incorporate materials into the Shareholder Proposal. *See*, e.g., Templeton Dragon Fund Inc. (Publ. Avail. June 15, 1998) (indicating that the reference to an internet website might violate Rule 14a-8(d)). Since the Shareholder Proposal has no meaning without the Materials, the Shareholder Proposal does, in fact, exceed 500 words and therefore may be omitted pursuant to Rule 14a-8(d). Based on the foregoing, the Proponent has exceeded the 500 word limitation and the Shareholder Proposal may be omitted pursuant to Rule 14a-8(d).

Rule 14a-8(i)(3)

Under Rule 14a-8(i)(3), a shareholder proposal may be omitted from a registrant's proxy statement if the proposal or supporting statement is contrary to any of the SEC's proxy rules. Misleading or vague shareholder proposals may be excluded under Rule 14a-8(i)(3) as contrary to Rule 14a-9. Exclusion on the ground of vagueness is based on whether the proposal is so vague and indefinite "that the shareholders voting upon the proposal or the Company would not be able to determine with any reasonable certainty exactly what action or measures the Company would be required to take in the event the proposal were to be implemented." *See* Scientific Atlanta (Publ. Avail. September 5, 1981).

As discussed above under "Rule 14a-8(d)", the Shareholder Proposal can be understood only by knowing the content of the Materials. Even reading the Materials, however, will not provide a shareholder a clue as to the purpose of the proposed special meeting. The Materials simply have no rhyme or reason. The staff of the SEC has permitted the exclusion of shareholder proposals that are a model of clarity when compared to the Shareholder Proposal. *See*, e.g., Tri-Continental Corp., (Publ. Avail. March 14, 2000) (proposal mandating that the company divest itself of stocks of corporations and other businesses which are organized in Germany, Austria, Italy or Japan until "just judgments" are made to victims of the Holocaust and their heirs and for "other inconveniences endured by the aggrieved" and their heirs could be omitted under Rule 14a-8(i)(3) on the basis that the proposal and its supporting statement were vague and misleading); Philadelphia Electric Company (Publ. Avail. July 30, 1992) (proposal to elect a committee of small shareholders to present a plan to the board of directors that "will in some measure equate with the gratuities bestowed on Management, Directors, and other employees" could be omitted under Rule 14a-8(i)(3) on the basis that it was so inherently vague and indefinite that neither the shareholders nor the company would be able to determine with any reasonable certainty exactly what actions the proposal required).

Rather than clarifying the vague nature of the Shareholder Proposal, the Supporting Statement only serves to exacerbate the vague nature of the Shareholder Proposal. The Supporting Statement consists of four sentences:

1. The horrifying attacks on New York City have appalled all stockholders;

2. All stockholders have a fiduciary duty to obey SEC rules, regulations and laws;

3. Shareholders have a lawfully mandated duty to cooperate; and

4. Approval of the Shareholder Proposal will make all shareholders proud of themselves.

These statements have no apparent connection to the Shareholder Proposal itself. At best, these statements might only serve to mislead the shareholders into believing that unless they vote for the Shareholder Proposal they have not found the terrorist attacks to be "horrifying" and that they will not be "proud" of themselves. Moreover, two of the sentences are legally incorrect. First, the Company's shareholders, have no "fiduciary duty" to obey SEC rules, regulations and laws. Second, the Company's shareholders have no "lawfully mandated duty" to cooperate with the Proponent.

Based on the foregoing, we believe that the Shareholder Proposal is misleading and vague and therefore may be excluded under Rule 14a-8(i)(3) as contrary to the SEC's proxy rules.

Rule 14a-8(i)(5)

Under Rule 14a-8(i)(5), a shareholder proposal may be omitted from a registrant's proxy statement if the proposal does not relate to the registrant's operations or business.

The Materials that the Proponent is seeking to discuss at a proposed special shareholders' meeting and send to various governmental officials simply have nothing to do with the Company's operations or business. The eclectic nature of the Materials provides no guidance as to the matters to be addressed at the proposed special meeting. Accordingly, the Shareholder Proposal may be omitted under Rule 14a-8(i)(5) because it has no relevance to the Company's operations or business. *See, e.g.*, New York Times Company (Publ. Avail. February 8, 1993) (proposal requiring the company to disclose the position on legalized abortion with respect to each nominee for election as director could be omitted under Rule 14a-8(i)(5) [formerly Rule 14a-8(c)(5)]); General Telephone & Electric Corporation (Publ. Avail. January 7, 1980) (proposal requesting a ballot proposition that addressed the reduction of the rate of the personal income tax and indexation of the personal income tax brackets to allow for inflation could be omitted pursuant to Rule 14a-8(i)(5) [formerly Rule 14a-8(c)(5)] since the proposal involved matters which were not significantly related to the company's business).

Conclusion

In conclusion, the Company respectfully requests that the staff of the SEC confirm, at its earliest convenience, that it will not recommend any enforcement action to the SEC if the Shareholder Proposal is excluded from the Company's 2002 proxy statement pursuant to Rule 14a-8(b), Rule 14a-8(c), Rule 14a-8(d), Rule 14a-8(i)(3) and Rule 14a-8(i)(5). By copy of this letter, the Proponent has been notified of the Company's intention to omit the Shareholder Proposal from its 2002 proxy statement.

The Company is planning to mail its 2002 proxy statement to shareholders on or about April 5, 2002. We would appreciate a response to this filing in time to permit the Company to meet this schedule.

If you have any questions or comments regarding this request, please contact the undersigned (212-770-5123) or Eric N. Litzky (212-770-6918) of the Company.

Very truly yours,

Kathleen E. Shannon

Kathleen E. Shannon
Vice President, Secretary
and Associate General Counsel

(Attachments)

cc: Mr. John Jennings Crapo
Mr. Robert W. Reeder
(Sullivan & Cromwell)

Exhibit C

AMERICAN INTERNATIONAL GROUP, INC.
70 PINE STREET
NEW YORK, NY 10270

KATHLEEN E. SHANNON
VICE PRESIDENT, SECRETARY
AND ASSOCIATE GENERAL COUNSEL

212-770-6123
FAX: 212-785-1584
KATHLEEN.SHANNON@AIG.COM

December 20, 2001

CERTIFIED MAIL, RETURN RECEIPT REQUESTED

John Jennings Crapo
P.O. Box 400151
Cambridge, MA 02140-0002

Re: American International Group, Inc. ("AIG")

Dear Mr. Crapo:

This letter is sent to you in accordance with Rule 14a-8 under the Securities Exchange Act of 1934, pursuant to which we must notify you of any procedural or eligibility deficiencies in your shareholder proposal, dated December 5, 2001 and received December 10, 2001, as well as of the time frame for your response, if any, to this letter. For the reasons set forth below, we believe that your proposal may be excluded from our proxy statement for our upcoming 2002 annual meeting of shareholders, unless these deficiencies are cured in a timely resubmitted proposal.

Under Question (2) of Rule 14a-8, in order to be eligible to submit a proposal, a shareholder must have continuously held at least $2,000 in market value, of AIG's securities entitled to be voted on the proposal at the meeting for at least one year by the date the proposal is submitted and must continue to hold those securities through the date of the meeting. While your letter states that you have held shares of AIG common stock for the requisite period of time, according to our registrar and transfer agent, you are not a registered holder of shares of AIG's common stock. Thus, you must establish your eligibility to submit the proposal in one of the two ways specified in Rule 14a-8(b)(2).

Under Question (3) of Rule 14a-8, you may only submit one proposal. It appears that your proposal may relate to two matters: (1) the calling of a special stockholders' meeting to discuss the implications of the September 11 terrorist attacks, and (2) a request for AIG to prepare a report on its findings, and include it in AIG's 2003 proxy statement. In light of this uncertainty, we request pursuant to Rule 14a-8(c) that you clarify your proposal.

Under Question (4) of Rule 14a-8, your proposal, including any supporting statement, may not exceed 500 words. Your proposal, together with your supporting statement exceeds 500 words. Thus, pursuant to Rule 14a-8(d), you must revise your proposal and/or supporting statement to limit the number of words to 500 or less.

Under Question (6) of Rule 14a-8, we are required to inform you that if you would like to respond to this letter or remedy the deficiencies described above, your response must be postmarked, or transmitted electronically, no later than 14 days from the date that you received this letter.

Very truly yours,

Kathleen E. Shannon

[MR] JOHN JENNINGS CRAPO, A.A., A.B.E. —
NOTARY PUBLIC, UNEMPLOYED L.C.S.W., NON
LL.B., NON JUR.D., NON M.S. IN S.S., NON
A.M. IN GOVT. NON M.S. IN PUB. AFFAIRS,
NON PSYCH. NON PHYSICIAN. NON R.N., NON
L.P.N. —
PO BOX 400151
CAMBRIDGE MA 02140-0002

VIA CERTIFIED
MAIL ART # 7001
1940 0007 5380
3365 RETURN
RCPT REQUESTED
PLEASE AMERICAN
INTERNATIONAL GROUP
INC GROUP VICE PRESI-
DENT MS
KATHLEEN E. SHANNON,
ESQUIRE
70 PINE STRET
NEW YORK CITY NY 10270

December 29th Year
2001 PAGE ONE (01)
OF SEVEN (07) Pages
MY REVISED / Conden-
sed SHAREHOLDER
PROPOSAL AND
ACCOMPANYING
SUPPORTING STATEMENT
AND DOCUMENTS
One Hundred-
Seventy-FIVE
(175) Pages
IN ALL

DEAR MS VICE PRESIDENT

IN ACKNOWLEGEMENT OF YOUR LET-
TER OF DECEMBER 20TH YEAR 2001 TO
ME BY CERTIFIED MAIL, RETURN RCPT
REQUESTED SUCE ART # 7000 0520
0021 9205 8799 I WRITE YOU TODAY

TO Next PAGE PLEASE

I WRITE IN MIDST OF SERIOUSLY INCONVENIENT, TROUBLING, AND VERY THREATENING CIRCUMSTANCES. I DO COOPERATE FULLY IN OBEYING The LAWS, REGULATIONS, AND RULES OF THE UNITED STATES OF AMERICA SECURITIES AND EXCHANGE COMMISSION IN SUBMITTING MY SHAREHOLDER PROPOSAL AND NOW AT YOUR COMMAND MODIFYING IT AND PROVIDING THE ADDITIONAL DOCUMENTATION WHICH IN IT'S TABLE OF CONTENTS SEVEN (07) PAGES I'VE DATED JANUARY FIRST YEAR 2002, OF MY ONE HUNDRED SIXTY-ONE (161) PAGES OF DOCUMENTATION.

INSPITE THE SERIOUSLY INCONVENIENT, TROUBLING, AND VERY THREATENING CIRCUMSTANCES OF MY ~~AP~~ HOUSING I DO OBEY THE U.S. SECURITIES AND EXCHANGE COMMISSION AND I URGE YOU TO DO SO, TOO.

I DONOT HAVE A LIVING ROOM OR OTHER PARLOR. I HAVE BUT ONE(01) ROOM WHICH IS MAIN ROOM. I DO NOT HAVE SUCH SERVICES AVAILABLE TO ME ELSEWHERE. MY MONTHLY PENSION CHECK IS Nearly $795. MY Monthly rent STARTING JANUARY FIRST 2002 IS $1050

TO PAGE Three(03) →

MY Shareholder PROPOSAL (CONDENSED)

WE RECCOMMEND THAT OUR AMERICAN INTERNATIONAL GROUP INC. ("GROUP") BOARD OF DIRECTORS ("DIRECTORS") ARRANGE FOR A MEETING OF GROUP STOCKHOLDERS AND PROXIES. AS A COMMITTEE OF THE WHOLE TO CONFERENCE AS AN ASSEMBLED MEETING TO MEET FOR THE FOLLOWING PURPOSES

TO SEND A TRANSCRIPT OF THE FINDINGS OF SAID MEETING TO THE FOLLOWING OFFICIALS OR THEIR SUCCESSORS:

U.S. ATTORNEY GENERAL HON JOHN DAVID ASHCROFT, ESQUIRE, L.L.D.,
U.S. INTERNAL REVENUE SERVICE COMMISSIONER HON CHARLES O. ROSSITTI, A.B., M.B.A.
U.S. FEDERAL TRADE ASSOCIATE COMMISSIONER HON MOZELLE W. THOMPSON, A.B., J.D., ESQUIRE, M.B.A.
U.S. SEC ASSOCIATE COMMISSIONER HON LAURA S. UNGER, A.B., J.D., ESQUIRE
NEW YORK STATE ATTORNEY GENERAL HON ELIOT SPITZER, ESQUIRE ATTN MR JAMES P. GALLO, LEGAL ASSISTANT

UPON THE REVIEW OF DOCUMENTS

TO Next Page

BY SAID MEETING SENT TO ~~OUR~~ GROUP VICE PRESIDENT MS KATHLEEN E. SHANNON DECEMBER FIFTH 2001 AND Dated ~~Dec 29 200~~ JANUARY 01st YEAR 2002 BY GROUP STOCKHOLDER CRAPO. THE DIRECTORS SHALL PROVIDE THE TRANSCRIPT AND COPIES OF DOCUMENTS TO SAID OFFICIALS. THE DIRECTORS WILL REPORT COMMENTS ON EACH DOCUMENT IN THE TRANSCRIPT AND WILL PROVIDE COMMENTS AND NAME AND OTHER IDENTIFICATION OF EACH DISCUSSANT

THE DIRECTORS SHALL PROVIDE IN THE NEXT SUBSEQUENT PROXY STATEMENT A COPY OF ALL INFORMATION SENT TO SAID OFFICIALS AND THE REPORT ~~TO~~ OF THE OFFICIALS REPLY.

THE FOLLOWING DOCUMENTS AND DIVERS OTHER RECORDS WERE INCLUDED IN THE PACKAGES TO MS SHANNON VIA CERTIFIED MAIL RETURN RECEIPT REQUESTED FROM MR John Jennings CRAPO

SOCIAL WORKER LIABILITY OF MS GASKILL

BOSTON HERALD ARTICLE "TOP MASSPORT EXECUTIVES LIVED HIGH LIFE SEPT 11, 2001 AND DIVERS OTHER TIMES PRIOR TO IT..."

STAT SENATE BILL #649 TO ESTABLISH TITLES OF DIRECTOR AND ASSISTANT DIRECTOR OF PSYCHIATRIC SOCIAL WORK

→ to Next Page

Letter OF JULY 31, 1967 OF MR GEORGE A. GIANOPOULOS, EXECUTIVE OFFICE OF ADMINISTRATION AND FINANCE

Letter OF December Sixth 1967 OF MR CHARLES K. SHEPARD, MR GIANOPOULOS'S SUPERVISOR

COVER OF "CONCEPTUAL FRAMEWORK" and P 26 UNIVERSITY OF PITTSBURGH, SCHOOL OF SOCIAL WORK

LETTER NOV 01, 1972 OF MS G. EVA LINNEA STROMWALL, AB (RADCLIFFE COLLEGE) A.M. (COLUMBIA UNIVERSITY) AND ENCLOSURES

PSYCHIATRIC SOCIAL WORK, BACKGROUND, THEORIES, PREADMISSIONS

REPORT OF DR JOHN E. MACK, M.D ON HIS PULITZER PRIZE WINNING BIOGRAPHY: "PRINCE OF OUR DISORDER"

LETTER MAY 09, 1972 OF UNITED NATIONS UNDER-SECRETARY GENERAL HON F. BRADFORD MORSE

LETTER OF Dec 19 1967, Mystic VALLEY CHILDREN'S CLINIC

COPY Letter to DR JAMES R. STELLAR 16 MAY 1982

to Next Page →

STCKHLDR CRAPO TO AIG VICE PRESIDENT
MS SHANNON DEC 29 2001
PAGE SIX (06) OF SEVEN (07) PAGES

CERTIFIED MAIL RECEIPT OF MAILING JUNE 22, 2001 TO RESIDENT(S) 30 LANCASTER STRET, CAMBRIDGE MA 02140

TITLE AND REAR PAGE ITINERARI MAGGIO 1976

OUTLINE FOR MEDICAL-SOCIAL HISTORY

RESULTS OF CIVIL SERVICE EXAM JAN 27 1976

STATEMENTS OF GROUP STOCKOWNERSHIP

COPY REGISTRATION FORM MR/MS DIANE MIDDLETON

COPY Letter OF MR TADHG SWEENEY APRIL 06 1981

JOB SPECIFICATIONS OF PSYCHIATRIC SOCIAL WORKER JULY 08 1968

NATIONAL SHRINE OF ST JUDE Letter NOV 07 1979

SUPPORTING STATEMENT

THE HORRIFYING ATTACKS ON NEW YORK CITY HAVE APPALLED ALL STOCKHOLDERS

ALL STOCKHOLDERS HAVE A FIDUCIARY DUTY TO OBEY SEC RULES, REGULATIONS AND LAWS

TO Next Page Please

WE HAVE A LAWFULLY MANDATED DUTY TO COOPERATE

APPROVAL OF THIS SHAREHOLDER PROPOSAL SHALL MAKE ALL Stockholders ALL PROUD OF THEMSELVES

xxx xxx xxx xxx x

ANY QUESTIONS OR COMMENTS OF ME Please Direct to me via letter to me at my P.O. Box ADDRESS

I'M WILLING TO AGREE WITH ANY MODIFICATION OF this Shareholder PROPOSAL Which the U S Securities and EXCHANGE COMMISSION MAY DECREE

Sincerely:

John Jennings Crapo, Pro Se

[MR] John J. CRAPO, PRO SE

Enclosures: one hundred Sixty-EIGHT (168) PRINTED ALL ON ONE SIDE other SIDE BLANK

JJC/jjc

JOHN J. CRAPO TO AMERICAN INTERNAT-
IONAL GROUP INC ("AIG") ATTN PLEASE
CORP SECY MS. KATHLEEN E. SHANNON, ESQ
-UIRE, AIG VICE PRESIDENT AND ASSOCIATE GNL
CNSL JANUARY FIRST (01ST) YEAR 2002 PAGE
MY TABLE OF CONTENTS EXHIBITS ONE (01) OF Seven (07)

TABLE OF CONTENTS →

JOHN J. CRAPO ("MR CRAPO") TO AIG.
JAN 01, 2002 TABLE OF CONTENTS
PAGE TWO (02) OF Seven (07) Pages this Table of Contents

→ to Next Page

MR CRAPO TO A16 JAN 01 2002
TABLE OF CONTENTS
PAGE THREE (03) OF Seven (07) PP This table of Contents

to page Four (table of Contents)

MR CRAPO to AIG JAN 01 2002
TABLE OF CONTENTS
PAGE FOUR(04) OF Seven (07) Pages This Table of Contents

→ NXT Page this Table of Contents

MR CRAPO TO AIG JAN 01, 2002

TABLE OF CONTENTS

PAGE FIVE(05) OF Seven(07) PP OF TABLE contents

to NXT Page →

MR CRAPO TO AIG Jan 01 2002
TABLE OF CONTENTS
PAGE SIX (06) OF Seven (07) PP TABLE CONTENTS

to Page Seven (07) Table of Contents

MR CRAPO TO AIG JAN 01, 2002

Table of Contents

PAGE Seven(07) OF Seven(07) Pages Content

#30#

CRAPO #ONE(01)OF 161 exhibits

BEST AVAILABLE COPY

O'Brien spouse announces he'll quit as lobbyist

From Page 1

by O'Brien's office.

Hayes' move came only after Herald reporters questioned investments in the now-defunct Enron Corp. made under O'Brien's direction by the $26.8 billion state pension fund. The investments in the energy company, which paid Hayes more than $100,000 in lobbying fees the past four years, cost the state more than $20 million.

Hayes, a former state representative, was a lobbyist for Enron from 1997 to 2000, according to state lobbyist records.

Last year, Hayes's Mass Bay Associates Inc. reported earning $30,000 in fees from Enron alone, while raking in about $590,000 in total fees for the year. In 1999, Enron paid Hayes' firm $27,000 and paid him $24,000 and $25,000 in 1998 and 1997 respectively.

Enron, which has also employed politically wired ML Strategies, did not hire a Bay State lobbyist this year.

O'Brien spokesman Dwight Robson said she has taken "every step to ensure that there is a wall between her responsibilities and her husband's business."

But government watchdogs and Democrats planning to vie for the party nomination next spring say Hayes' sudden departure won't allow O'Brien to duck questions on the campaign trail.

"She can't wash her hands of it so quickly," said an operative for one of the Democratic candidates.

As state treasurer, O'Brien is chairwoman of the nine-member board of the state employees pension fund known as the Pension Reserves Investment Management. According to First Deputy Treasurer Michael Travaglini, the Pension Reserves Investment Management Board employs one money manager who actively buys and sells stocks, Legg Mason Capital Management Inc., based in Baltimore.

PRIM has long held stock in Enron as part of S&P 500 index funds, pools of capital that own shares of all 500 publicly traded companies in that stock index, according to Travaglini. Enron continues to be a part of the S&P 500 index.

In additon, on Oct. 24, PRIM purchased 600,000 shares of Enron at about $17-per-share, Travaglini said.

The next purchase was 900,000 shares Nov. 21, when the stock was down to about $5 per share.

Enron's staggering collapse began about that time, culminating with Saturday's largest-ever U.S. bankruptcy filing after disclosures that its financial officers maneuvered to keep half a billion dollars in debt off the books.

O'BRIEN: Treasurer expected to run for governor.

Robson said the investing had no connection to Hayes.

"All assets are managed by external professionals, asset management firms," Robson said. "These firms are given full discretion to make buy and sell decisions without any influence from the PRIM board."

The state suffering isn't unique. Funds in Ohio lost $69 million, those in New York lost $60 million and California's lost $45 million.

One index fund for Nebraska retirees owns roughly 100,000 shares of Enron stock, which in June had an estimated worth of about $5 million, officials said. By the end of last month it was worth just $1,000.

All 1.5 million of the Massachusetts' pension fund shares were sold on Nov. 28, when the once high-flying firm was trading for about $1. That amounts to roughly a $13 million loss on the Enron trades.

Combining the index funds, Travaglini previously said, the pension fund would record a loss of about $20 million on roughly 2 million shares.

O'Brien has long been dogged with questions about Hayes' work on Beacon Hill and her campaign has struggled to settle the "Emmett question" before the campaign begins. Sources said Hayes was reluctant to leave his lucrative business and is not looking for another private sector job without ties to state government.

But watchdogs said the touchy issue is still a threat to O'Brien.

"It's unusual and refreshing that he recognizes the conflict of interest," said George Pillsbury, head of the Massachusetts Money and Politics Project. Common Cause president Ken White said that, though many "took a bath on Enron," Hayes' lobbying past will dog the O'Brien campaign. "Everybody is always going to raise the question — Treasurer O'Brien and Mr. Hayes are sure of that, no doubt," White said.

Maggie Mulvihill contributed to this report.

John J. CRAPO JJC/jjc

TWO(02) OF 161 Exhibits FROM CRAPO JJC BEST AVAILABLE COPY


Fine 'Fellowship'
'Lord of the Rings'
is a cinematic triumph
Four-star review, Page 52

BOSTON Herald

WEDNESDAY, DECEMBER 19, 2001 • 50 CENTS

WEATHER

PARTLY CLOUDY SKIES as rain moves out of area. High of 42. Page 23



INTERNATIONAL

FBI GRILLS al-Qaeda POWs for clues to dismantling their secret network, while Defense Secretary Donald H. Rumsfeld warns America's allies to brace for more deadly terrorist attacks. Pages 6-8

LOCAL



FATAL FIRE: Terminally ill Quincy mom who wanted one last Christmas at home dies in a horrific blaze. Page 3

LIFESTYLE

HOPE AND HOSPITALITY: Hub-area families open their homes to help others facing medical crises. Page 48

ARTS & TV



'SUPER' STAGE: The Pope will perform with Mariah Carey at the Super Bowl Feb. 3. Page 52

SPORTS

JOHN BURKETT'S agent says the pitcher has OK'd a 2-year offer, but the Sox deny any deal. Page 84

Find us online: www.bostonherald.com

Dolan: I'll add local owners

By SCOTT VAN VOORHIS

New York cable tycoon Charles Dolan is pouring on the heat — and possibly the cash — as he heads into the final round of the high-stakes battle to buy the Red Sox.

In a possible bid to curry some grassroots Hub support, the billionaire Cablevision Systems chief yesterday vowed to add local owners and pledged to move quickly on a new or renovated ballpark if he wins the team.

A prime candidate to fill both promises, observers speculate, would be Frank McCourt. The developer controls a prime ballpark site near the

Turn to Page 37

911 call: 'I choked my baby'



STAFF PHOTO BY MATTHEW WEST

Erin Jean Colleran of Sandwich is arraigned yesterday in Barnstable District Court as her lawyer, J. Drew Segadelli, looks on. Colleran, charged with killing her 2-year-old daughter, was ordered held without bail and sent for psychiatric evaluation. Story, Page 2.

Logan chiefs lived it up

Frequent junkets for Massport execs

By DAVID R. GUARINO and ELLEN J. SILBERMAN

Top Massport officials lounged through a steady diet of agency-funded junkets and extended vacations in the months before the twin Sept. 11 terrorist hijackings from Logan International Airport, records show.

Massport's top airport and security managers, Aviation Director Thomas J. Kinton and Public Safety chief Joseph

Turn to Page 4

Final convict in mob murder 'frame' may be freed

By J.M. LAWRENCE and JONATHAN WELLS

The last man left in prison for a notorious 1965 murder in which FBI agents allegedly framed four co-defendants could become a free man today at age 72.

Suffolk County District Attorney Ralph Martin's office has agreed to drop the charges against Wilfred Roy French, a Revere bouncer who allegedly shot his friend, Edward "Teddy" Deegan, in a mob conspiracy 36 years ago, sources said.

Middlesex Superior Court Judge Margaret Hinkle has been asked to rule this morning on prosecutors' motion to vacate French's sentence based on documents uncovered last year in a Justice Department corruption probe.

"He's the luckiest guy in the world," said one

Turn to Page 28

Three(03) OF 161 Exhibits
From MR CRAPO JJC/JJC

Bosley's failed 'coup' bloodless and brainless

Rep. Dan Bosley wants you to think of him as the knight in shining armor riding in on a white horse to the rescue of Reform.

Yeah, sure, his pathetic little insurrection against Speaker Tom Finneran is pretty much finished. The Taliban put up a stiffer fight than the "dissidents." And now Mullah Bosley is waddling off to his cave, denying that he ever had any plans to take on his close personal friend, the Speaker.

Funny thing about coups — they tend to be more successful if you don't announce your plans to the papers until after you've surrounded the presidential palace with tanks. But let's give Dan Bosley credit where credit is due. The solon who would take down Terrible Tommy Finneran is the holder of a new world's record.



Howie CARR

Most money grabbed in per diems in a single year: $15,390.

See, the Box is from North Adams. That means he gets daily expenses for his commute. Until this year, Bosley got $45 a day every day he came to "work." This year the reps doubled their own "per diems" on a voice vote — Box admits he was for it.

Who wouldn't be?

Look at it this way. So far this year, the "reformer" has been paid $15,390 to drive to work.

How much have you been paid to get to your job?

The old king of per diems was Rep. Peter Larkin of Pittsfield. But he's been in a slump — with 12 days left in the year, Larkin's only put in for $11,250 in per diems.

■ FINNERAN STILL TOP DOG IN THE HOUSE, PAGE 10

But Bosley has filed for his $90 171 times — for a total of $15,390. That puts him in the Guinness Book of World Records.

"Well, sure," he says, "because it's the first year of the new per diems. You know, I have the longest commute in the state."

It's a nice job, being a state rep from Berkshire County. Not only do you get $90 a day for driving to work, you also get over $46,000 in base pay, and Bosley collects another $7,500 as a committee chairman.

And he pays next to no federal income taxes on that 54 large — any rep in a state legislature who lives more than 50 miles from the state capitol gets a write-off of more than $135 a day for each day the legislative body is "in session."

Bosley: "Well, I pay some federal income taxes."

How much?

"I don't know. I have someone who does my taxes."

This Bosley, he's not a terrible person, but he's lost touch with people who don't get paid $90 a day for driving to work.

For instance, he says he's not a big fan of Clean Elections, the big goo-goo issue of the decade, which was passed by the voters in 1998.

"I said we should do Clean Elections because the voters wanted it."

But the voters also wanted an income tax cut, and they voted for that in 2000. But somehow it's OK to thumb your nose at that same electorate that wants Clean Elections if they want an income-tax cut.

"Consistency is the hobgoblin of small minds," he says.

If Tom Finneran is so evil, how did Bosley vote on repealing the term-limit rule that would have gotten rid of the Speaker? He voted to get rid of term limits, which means he voted to make Mistah Speakah the speaker-for-life.

How does Bosley stand on changing the state constitution to ban prisoners from voting? He's against it. Somewhere, Willie Horton is cheering.

How does Bosley stand on letting cops stop you for the sole reason that you're not wearing a seat belt? He's for it.

Another thing about Finneran. If he's so mean and vindictive, when he got rid of his majority leader, how come Finneran handed the bum a lifetime sinecure as a court clerk. He deep-sixed his Ways and Means chairman — but the ousted rep's brother kept his hack job at Massport.

The speaker's Christmas party is tonight. I don't think Bosley will be going. I've invited Bosley to be on my show this evening, but please, Dan, don't drive into the city on my account. I don't want to be responsible for yet another $90 raid on the Treasury.

Howie Carr's radio show can be heard every weekday afternoon on WRKO-AM 680, WHYN-AM 560, WGAN-AM 560, WXTK-FM 95.1 or online at howiecarr.org.

Top Massport

Kinton, Lawless were frequent fliers

From Page 1

M. Lawless, drifted between paid time off and plush travel to Arizona, South Florida, California and Helsinki, Finland, according to documents recently obtained by the Herald.

The well-funded downtime at oceanfront and golf resorts in the year preceding the hijackings was much greater than any travel and leave taken by Massport chief Virginia Buckingham — the only Massport official run out of the agency in the post Sept. 11 fervor.

For Lawless, demoted to Port of Boston security director by acting Gov. Jane Swift after repeated airport security lapses, the travel meant a lavish, $4,000 business-class trip to Finland and a long weekend at one of Vegas' top casinos.

For Kinton, promoted to head the agency after Buckingham's resignation, it was a swing through Denver to try out a new United Airlines flight simulator, a winter stop at a premier desert golf resort and a fall swing through the swank Montreal hotel made famous by John Lennon's 1969 "bed-in."

Both men took large swaths of the summer off, including most Mondays and Fridays in the summer months — when travel is often at its peak.

The trips cost Massport thousands and, other than Buckingham, left mostly underlings to run the show.

Agency spokesman Jose Juves said the travel was sanctioned and meaningful, opening new doors to Massport managers on critical industry issues. Without the conferences, he said, Logan wouldn't ever achieve the lofty goals set recently by Swift's Massport reform commission.

"This is all in line with the Carter Commission's recommendation that Massport achieve a 'best in class' status," Juves said.

The public records, held for more than two months by Massport lawyers before their release last week, show a pattern of frequent flying by both Lawless and Kinton.

Both men took Massport-funded trips in nine of the 12 months before the attacks.

Kinton was out of town 15 times in that period, six for conferences in favored tourist areas on multiday trips ranging in cost up to $2,000. Lawless took 10 out-of-town excursions, all for conferences or presentations.

Among the highlights for Lawless was a September 2000 four-day sojourn to Las Vegas for the Airport Law Enforcement Agencies Network Conference. In paperwork provided by Lawless for Massport honchos who approved the $1,200 trip, the association says working lunches would be provided to make sure enough is accomplished by day "to provide attendees with the opportunity to enjoy the many activities of Las Vegas."

In May, Massport spent nearly $1,400 to send Lawless to the four-day American Association of Port Authorities security seminar in Fort Lauderdale.

The next month, Lawless shuffled off to Helsinki — but only after Massport officials approved business-class airfare at a cost of $3,400 and the four-star Scandic Hotel Continental granted a special e-mail request from Lawless assistant Cindy Albano: "Mr. Lawless prefers a king size bed." The conference cost the agency more than $4,000.

Kinton's travel schedule was even more hectic, including six trips to Washington — often including an overnight at the posh St. Regis Hotel two blocks from the White House.

In January, the aviation chief took a nearly $1,000 trip to Denver to tour a new United Airlines flight operations center — including in his receipts a $100 airport meal in Denver with United's Boston manager.

The next month, Kinton spent two nights at the luxurious Sheraton El Conquistador Resort and Country Club in Tucson, Ariz., for the Airports Council International winter board meeting. A little more than a week later, Kinton was off to Miami to speak at the Airspace and Airport Capacity Conference.

In March, April, May and June he flew to meetings with airport execs and congressional staffers — including one-day trips to Chicago and Raleigh, N.C. And in the days leading up to the Sept. 11 attack, Kinton was at the Airports Council International Conference in Montreal — spending $150 a night at the famed Fairmont Queen Elizabeth Hotel.

The high life didn't end off the road either. The last three years, Kinton has been a regular at the Legal Seafoods Restaurant at Logan — spending nearly $900 on lunches charged to Massport. In addition to a regular round of Friday/Monday holidays, Kinton took time off on two evenings to attend the FBI Citizens Academy.

Juves defended the travel as invaluable in the ever-changing industry.

"There is a value in sharing information in the aviation industry, which is heavily dependent on emerging technology and evolving procedures and methods," Juves said.

When there is a crash or security incident, one of the first questions from investigators is whether officials attended any conferences or seminars on the subject, he said.

Industry officials outside Logan defended the worth of conferences, calling them critical for airports to keep up and stay competitive.

But at least one association whose conferences in Southern California and Arizona were attended by Massport higher-ups admitted they'd be no-shows in remote, boring locales.

"Yeah, there is criticism, but you don't want to have (conferences) in Bismark, North Dakota, in February because no one will come," said Todd Hauptli, senior vice president of legislative affairs for the 4,000-member American Association of Airport Executives.


ssport

STAFF FILE PHOTO BY MATT STONE

AIRPORT TROUBLES: Virginia Buckingham, former Massport executive director, fields questions in the wake of the Sept. 11 attacks. Despite the junket-heavy schedules of other top officials, Buckingham was the one forced out.

execs lived high life

Key officials away many days prior to Sept. 11

By ELLEN J. SILBERMAN and DAVID R. GUARINO

Massport's security chief and aviation expert were out of the office on Sept. 10, the day before terrorists hijacked a pair of airplanes from Logan International Airport and crashed them into the World Trade Center towers.

The absence of both Public Safety Chief Joseph M. Lawless and Aviation Director Thomas J. Kinton was no surprise.

The out-of-town travel was typical of a summer that found Massport's top officials off junketing or on vacation through much of June, July and August.

Throughout the summer Kinton, Lawless and then-executive director Virginia Buckingham overlapped vacations, with schedules that sometimes left just one of the three top airport officials minding the store.

Kinton — often billed as the airport's workhorse — set the pace for vacation days, taking 24 days — nearly a third of the summer — off. That doesn't count the six summer days Kinton spent on publicly funded travel.

Lawless, banished to the Port of Boston in the wake of the hijackings, came in a close second, logging 21 vacation days on top of 10 days traveling on the public dime.

Buckingham, a politically connected appointee forced to resign in the wake of the tragedy, was on the job most often last summer, taking just 13 days off from her high profile post.

Over the year, both Lawless and Buckingham blocked out plenty of personal time. Lawless' schedule includes a prohibition on early morning meetings Tuesday and Thursday, the days he drops his daughter at kindergarten. Buckingham's schedule shows personal appointments almost every Tuesday and Friday morning.

Kinton, a longtime employee with a stockpile of vacation days, stretched every weekend in July and August to at least three days. He punched the clock on just a single summer Friday, heading home that day after a 9:15 meeting at the State House, his schedule shows.

Kinton came to work on just three summer Mondays, records show. He interspersed his vacation time with Massport-funded trips, flying to Raleigh, N.C., for an airport visit; Washington, D.C., for meetings with congressional staffers; and Montreal for an Airports Council International Conference. He was in Montreal on Sept. 11 when the terrorists attacked the United States.

Massport spokesman Jose Juves defended Kinton's and Lawless's light summer schedules, saying both "remain in contact with the airport" even when their calendars show them out of pocket.

"When you sign up for Massport, they own you," Juves said. "(Each) took some of the time he's earned and he's entitled to."

Massport released schedules, expense and travel records for Kinton, Lawless and Buckingham in response to a public records request from the Herald.

Lawless's schedule shows he routinely interspersed official travel with personal time. For instance, Lawless spent June 17 to 20 in Helsinki, Finland, at an airport executives' conference, checked in at the office on June 21, then took a personal day on Friday, June 22.

He took a vacation day on Friday, July 20. The following Monday he headed to Alexandria, Va., for a two-day FAA security conference. He also took Friday, July 29, off.

Lawless finished out the month of July at an airport security summit in San Francisco, which segued immediately into a two-week vacation. Lawless also took off every Friday in August, three out of four Fridays in July and two out of four Fridays in June.


Off the clock
Top Massport officials took numerous days off in the three months prior to Sept. 11, records show.
Full day off
Half day off, morning
Half day off, afternoon
Junket travel
Aviation Chief Tom Kinton
16 full days off, 8 half days, 6 junket travel days
JUNE 2001
JULY 2001
AUGUST 2001
SEPTEMBER 2001
*Afternoon half day off and junket combined
Public Safety Chief Joe Lawless
21 full days off, 1 half day, 10 junket travel days
Ginny Buckingham
14 full days off

Untimely travels

Massport execs leave Logan to junket

Public Safety Chief Joe Lawless

- **September 2000 — Las Vegas**
  Airport Law Enforcement Agencies Network Conference. Stayed at Tropicana Hotel, Casino and Resort for three nights. The hotel, smack in the middle of the famed Vegas strip, features the Tropicana Spa, which claims to have put the "ah" in spa — and an indoor pool featuring the world's first swim-up blackjack table with a special waterproof layout and heated drop boxes to dry paper money. Conferees were told they'd be given a "working lunch" to make sure enough is accomplished by day to "provide attendees with the opportunity to enjoy the many activities of Las Vegas." Total trip cost: $1,249.
- **April 8-11, 2001 — New York**
  Airport Law Enforcement Agencies Network Conference. Three-night stay at The Plaza Hotel, called the "crown jewel" of Manhattan on ritzy Central Park South and Fifth Avenue. Total cost of trip: $1,466.
- **May 2-4, 2001 — Ft. Lauderdale**
  American Association of Port Authorities security seminar. Bunked down at the Sheraton Yankee Trader on the beach, which claims to be "where the ocean is your playground and the beach is your back yard." Rented $228 car to drive to Miami for "several" cruise and airport meetings. Total trip cost: $1,386
- **June 17-20, 2001 — Helsinki, Finland**
  American Association of Airport Executives European Trade Show. Stayed at 4-star Scandic Hotel Continental, featuring views of popular Toololahti Bay. Made special request for business class travel and king-sized bed. Guests were urged to join the "Arctic Safari" to nearby Lapland and the "Midnight Sun" cruise to Stockholm. Total trip cost: $4,026.



Two MassPort executives on duty in the months before the security breaches that contributed to the Sept. 11 terrorist hijackings spent considerable time out of town at junkets and conferences.

Aviation Chief Tom Kinton

- **Legal Seafood Restaurant at Logan frequent flier**
  Two dozen meals there with airline managers and airport officials — totaling nearly $900.
- **Five trips to Washington**, most featuring overnight stays at the famed St. Regis Hotel two blocks from the White House.
- **Feb. 16-18, 2001 — Tucson, Arizona**
  Airports Council International winter board meeting. Stayed at luxurious Sheraton El Conquistador Resort and Country Club, home of two championship 18-hole golf courses, 31 lighted tennis courts, seven racquetball courts, four pools and five spas. Offers to arrange Jeep tours through the Sonoran Desert and year-round horseback riding at the equestrian center. Total trip cost: $2,155.
- **Sept. 9-11, 2001 — Montreal, Canada**
  Airports Council International Conference in Montreal, Canada. Stayed at Fairmont Queen Elizabeth Hotel downtown, which has played host to queens, princes, prime ministers, presidents and, most notably, was the location of John Lennon's famous "bed in" in 1969. Total trip cost: $1,025.

Source: Massport records

STAFF GRAPHIC BY JEFF WALSH

FIVE (05) OF 161 Exhibits
BY CRAPO JJC/jjc

PRINTED MATTER

FROM
THE ROCKEFELLER FOUNDATION
1133 AVENUE OF THE AMERICAS, NEW YORK, N.Y. 10036
ADDRESS CORRECTION REQUESTED
RETURN POSTAGE GUARANTEED

(Returning)

John J. Crapo
Erich Lindermann Mental Health Center
Dept. of Mental Health
Government Center
Boston, Mass. 02114

SIX(06) OF onehundred Sixty one Exhibits

BY John J. CRAPO. Pro. SE



JJC/jjc

Seven(07) OF one hundred Sixty-one
BY John CRAPO, Pro Se



BEST AVAILABLE COPY

Exhibits JTC/JJC

#Eight(08) OF 161 Exhibits
From Mr CRAPO
JJC/JJC

Form S-1

APPLICATION FOR MEMBERSHIP

SERVICE EMPLOYEES INTERNATIONAL UNION

Local Union No. 509

I hereby request and accept membership in the S.E.I.U. Union, Local #509, AFL-CIO, and authorize said union to represent me and, in my behalf, to negotiate and conclude any and all agreements as to wages, hours and other conditions of employment. This full power and authority to act for the undersigned supersedes and cancels any power and authority heretofore given to any person or organization to represent me. I agree to be bound by the Constitution and Bylaws, and the rules and regulations of the International and the Local, and by any contracts that may be in existence at the time of this application or that may be negotiated by the Union.

Date ______ Signed ______

Residence 10 Agassiz Street, #30,

City and State Cambridge, Mass. Zip No. 02140.

Initiation Fee $ ______ Social Security No. 004-34-8050.

Occupation Senior Social Worker Employed By Metropolitan State Hospital.

(To Be Kept on File By Local Union)

I Can't Find MY Ruler

#Nine(09) of 161 exhibits
From [illegible]

AUTHORIZATION FOR PAYROLL DEDUCTION

BY: John Jennings Crapo.
(Print Name of Employee)

TO: Commonwealth of Massachusetts:-Metropolitan State Hospital, Waltham, Massachusetts, 02154.

Effective ____________ (Date), I hereby request and authorize you to deduct from my earnings each month, the current amount of dues as established by the Union.

This amount shall be paid to the Treasurer of Local 509, affiliated with Service Employees International Union, AFL-CIO.

These deductions may be terminated by me by giving you a 60 days' written notice in advance or upon termination of my employment.

475 Trapelo Road, Waltham, Massachusetts, 02154/Concord Mystic Valley Units.
(Work Location) Employee's Signature

(617)354-2013
(Home Phone) Employee's Address

Employee's Address: 10 Agassiz St., #30, Cambridge, Mass.

LAST NAME	FIRST NAME	INITIAL
Crapo.	John	J.

Address 10 Agassiz St., #30, ~~Cambridge, Mass. 02140.~~ Local No. 509.

I hereby agree, if accepted into the Union, to be bound by all the provisions of the International Constitution and in particular by the requirements of Article XVIII thereof relating to "Payments in Connection with Deaths of Members," and in that connection, I furnish the following information:

Date of Birth 16 June, 1937. Age 39.

Name of Beneficiary Estate of John Jennings Crapo.

Relation to Member Estate of Myself, member of said local & said union, etc.

Signature of Member ____________

Witness ____________

Joined ____________ Re-admitted ____________

(To Be Kept on File By Local Union)

Printed in U.S.A.

I can't find my RULER
John J. CRAPO
JJC / JJC

#Ten(10) OF 161 Exhibits BY CRAPO JJC/jjc

United States Postal Service

Sorry We Missed You! We Deliver for You

Today's Date 12/24

Sender's Name A16

Item is at:

X Post Office (See back)

Available for Pick-up After

Date: 12/24 Time: 11 AM

We will redeliver or you or your agent can pick up. See reverse.

__ Letter

X Large envelope, magazine, catalog, etc.

__ Parcel

__ Restricted Delivery

__ Perishable Item

__ Other:

For Delivery: (Enter total number of items delivered by service type)

For Notice Left: (Check applicable item)

__ Express Mail (We will attempt to deliver on the next delivery day unless you instruct the post office to hold it.)

X Certified

__ Recorded Delivery

Firm Bill

__ Registered

__ Insured

Return Receipt for Merchandise

Delivery Confirmation

Signature Confirmation

☐ If checked, you or your agent must be present at time of delivery to sign for item

Article Number(s)

7000 0520 0021 92058799

Article Requiring Payment

☐ Postage Due ☐ COD ☐ Customs

Amount Due $

☐ **Final Notice:** Article will be returned to sender on

Notice Left Section

Customer Name and Address

JOHN JENNINGS CRAPO

PO BOX 400151

Delivered By and Date

Dec-26 2001

PS Form 3849, November 1999

Delivery Notice/Reminder/Receipt

We will redeliver OR you or your agent can pick up your mail at the post office. *(Bring this form and proper ID. If your agent will pick up, sign below in item 2, and enter agent's name here):*

1. a. Check all that apply in section 3;
   b. Sign in section 2 below;
   c. Leave this notice where the carrier can see it.

2. Sign Here to Authorize Redelivery or to Authorize an Agent to Sign for You:

3. ☐ Redeliver *(Enter day of week):*

(Allow at least two delivery days for redelivery, or call your post office to arrange delivery.)

☐ Leave item at my address

(Specify where to leave. Example: "porch", "side door". This option is not available if box is checked on the front requiring your signature at time of delivery.)

☐ Refused ☐ Forward ☐ Return

PORTER Sq. 02140
1953 MASS AVE
730-530M-F,730-2SAT.
617-876-6295

Delivery Section

Signature X John Jennings Crapo ~~Happy New Year~~

Printed Name: John J. Crapo. PRO SE

Delivery Address: Fin Desk USPS 02140-9998

JJC/jjc

USPS

5240 0018 4683 1347

PS Form 3849, November 1999 *(Reverse)*

#Eleven (11) OF 161 Exhibits
BY J.J. CRAPO

United States Postal Service

Sorry We Missed You! We Re-Deliver for You

Today's Date 12/24 | Sender's Name AIG

Item is at: X Post Office (See back)

Available for Pick-up After: Date: 12/24 Time: 11 AM

We will redeliver or you or your agent can pick up. See reverse.

☐ If checked, you or your agent must be present at time of delivery to sign for item

For Delivery: (Enter total number of items delivered by service type)

For Notice Left: (Check applicable item)

- Letter
- X Large envelope, magazine, catalog, etc.
- Parcel
- Restricted Delivery
- Perishable Item
- Other:

- Express Mail (We will attempt to deliver on the next delivery day unless you instruct the post office to hold it.)
- X Certified
- Recorded Delivery
- Firm Bill
- Registered
- Insured
- Return Receipt for Merchandise
- Delivery Confirmation
- Signature Confirmation

Article Number(s): 7000 0520 0021 8205 8799

Article Requiring Payment: ☐ Postage Due ☐ COD ☐ Customs — Amount Due $

☐ Final Notice: Article will be returned to sender on

Notice Left Section

Customer Name and Address: JOHN JENNINGS CRAPO, PO BOX 400151

Delivered By and Date

PS Form 3849, November 1999 — Delivery Notice/Reminder/Receipt

We will redeliver OR you or your agent can pick up your mail at the post office. *(Bring this form and proper ID. If your agent will pick up, sign below in item 2, and enter agent's name here):*

1. a. Check all that apply in section 3; b. Sign in section 2 below; c. Leave this notice where the carrier can see it.

PORTER Sq. 02140
1953 MASS AVE
730-530M-F,730-2SAT.
617-876-6295

2. Sign Here to Authorize Redelivery or to Authorize an Agent to Sign for You:

3. ☐ Redeliver *(Enter day of week.)*:

(Allow at least two delivery days for redelivery, or call your post office to arrange delivery.)

☐ Leave item at my address

(Specify where to leave. Example: "porch", "side door". This option is not available if box is checked on the front requiring your signature at time of delivery.)

☐ Refused ☐ Forward ☐ Return

Delivery Section

Signature X	
Printed Name	
Delivery Address	

USPS

5240 0018 4683 1347

PS Form 3849, November 1999 *(Reverse)*

JJC JJC

#twelve(12) OF 161 Exhibits
BY MR CRAPO

United States Postal Service

Sorry We Missed You! We'll Deliver for You

Today's Date: 12/24 | Sender's Name: AIG

Item is at: X Post Office (See back)

Available for Pick-up After: Date: 12/24 Time: 11 AM

We will redeliver or you or your agent can pick up. See reverse.

☐ If checked, you or your agent must be present at time of delivery to sign for item

__ Letter
X Large envelope, magazine, catalog, etc.
__ Parcel
__ Restricted Delivery
__ Perishable Item
__ Other:

For Delivery: *(Enter total number of items delivered by service type)*
For Notice Left: *(Check applicable item)*

__ Express Mail *(We will attempt to deliver on the next delivery day unless you instruct the post office to hold it.)*
X Certified
__ Recorded Delivery
__ Firm Bill
__ Registered
__ Insured
__ Return Receipt for Merchandise
__ Delivery Confirmation
__ Signature Confirmation

Article Number(s): 70000520002192058799

Article Requiring Payment: ☐ Postage Due ☐ COD ☐ Customs

Amount Due: $

☐ **Final Notice:** Article will be returned to sender on

Notice Left Section

Customer Name and Address: JOHN JENNINGS CRAPO
PO BOX 400151

Delivered By and Date

PS Form 3849, November 1999 — Delivery Notice/Reminder/Receipt

JJC/JJC

#thirteen (113) OF 161 Exhibits
By John CRAPO, NON M.S. IN Pub. Affairs



4.17
U.S. POSTAGE
NEW YORK NY
AIG
American International Companies®
70 Pine Street
New York, NY 10270
3:07pm
CERTIFIED MAIL - RETURN RECEIPT REQUESTED
JOHN JENNINGS CRAPO
P.O. BOX 400151
CAMBRIDGE, MA 02140-0002
Return Postage Guaranteed
23763 (10/99)
CERTIFIED MAIL
7000 0520 0021 9205 8799

I can't Find my SCISSORS

#Fourteen (14) OF 16 / Ex[illegible]

BY Mr J.J. CRAPO

JJC/jjc

The Commonwealth of Massachusetts

PRESIDENTIAL PRIMARY

Cambridge Ward 7, Precinct 2, March 2, 1976

Penalty for wilfully defacing, tearing down, removing or destroying a List of Candidates or Specimen Ballot — fine not exceeding One Hundred Dollars.

SPECIMEN

Paul
SECRETARY OF [illegible] OF MA[illegible]

OFFICIAL BALLOT OF THE REPUBLICAN PARTY

TO VOTE MARK A CROSS | X | AT THE RIGHT IN THE SQUARE OR CIRCLE

PRESIDENTIAL PREFERENCE

To express your preference for the person to be nominated as Republican candidate for President of the United States, you may vote for a candidate whose name is printed on the ballot below by marking an "X" in the box after the name. If there is no listed candidate you prefer, you may mark an "X" in the box marked NO PREFERENCE. If you wish to vote for a person not listed on the ballot, you may write that name in the blank space below and mark an "X" after it.

RONALD W. REAGAN

GERALD R. FORD

NO PREFERENCE

STATE COMMITTEE

Middlesex & Suffolk District — Vote for ONE MAN

WILLIAM L. COBHAM - [illegible] Street, Cambridge

ROBERT A. SENOKIAN - [illegible] Street, Watertown

JOHN JENNINGS CRAPO - [illegible] Street, Cambridge

ALBERT POLGAR - [illegible] Street, [illegible]

STATE COMMITTEE

Middlesex & Suffolk District — Vote for ONE WOMAN

SYBIL RAINFORTH - [illegible] Road, Watertown

AUGUSTA HORNBLOWER - [illegible] Street, Watertown

WARD COMMITTEE

Vote for not more than THIRTY-FIVE. Vote for Individual Candidates by Cross against Names or Vote for Group by Cross in Circle.

Ward Committee, Cambridge, Ward 7 — 35 — GROUP 1

JOHN JENNINGS CRAPO - [illegible] Street

EDWARD A. GRAUSTEIN - [illegible] Street

DAVID L. HAWKINS - [illegible] Street

ANNE M. HAWKINS - [illegible] Street

AMERICUS J. D'AGOSTINO - [illegible] Street

JOSEPHINE V. D'AGOSTINO - [illegible] Street

JENNIE L. PALMER - [illegible] Street

LILLIAN I. McCOLLUM - [illegible] Street

WARD COMMITTEE

Vote for Indiv[illegible] or Vo[illegible]

Ward Committee, Ca[illegible]

JESSIE C. EASTHAM

JOSEPH ARTHUR CO[illegible]

WILLIAM K. PROVI[illegible]

KATHERINE L. PRO[illegible]

GRACE R. SMITH

MARION A. DOYLE

ESTHER S. SANGS

GRACE C. GR[illegible]

LUCY A[illegible]

#Fifteen (15) OF 161 Exhibits

By J.J. CRAPO

The Commonwealth of Massachusetts

PRESIDENTIAL PRIMARY

Cambridge Ward 7, Precinct 2, March 2, 1976

Penalty for wilfully defacing, tearing down, removing or destroying a List of Candidates or Specimen Ballot — fine not exceeding One Hundred Dollars.

SPECIMEN

Paul

SECRETARY OF ... OF MA...

OFFICIAL BALLOT OF THE REPUBLICAN PARTY

TO VOTE MARK A CROSS | X | AT THE RIGHT IN THE SQUARE OR CIRCLE

PRESIDENTIAL PREFERENCE

To express your preference for the person to be nominated as Republican candidate for President of the United States, you may vote for a candidate whose name is printed on the ballot below by marking an "X" in the box after the name. If there is no listed candidate you prefer, you may mark an "X" in the box marked NO PREFERENCE. If you wish to vote for a person not listed on the ballot, you may write that name in the blank space below and mark an "X" after it.

- RONALD W. REAGAN
- GERALD R. FORD
- NO PREFERENCE

STATE COMMITTEE

Vote for ONE MAN

- WILLIAM L. COBHAM
- ROBERT A. SEMONIAN
- JOHN JENNINGS CRAPO
- ALBERT POLGAR

STATE COMMITTEE

Vote for ONE WOMAN

- SYBIL DANFORTH
- AUGUSTA HORNBLOWER

WARD COMMITTEE

Vote for not more than THIRTY-FIVE. Vote for Individual Candidates by Cross against Names or Vote for Group by Cross in Circle.

Ward Committee, Cambridge, Ward 7 — 35 — GROUP 1

- JOHN JENNINGS CRAPO
- EDWARD A. GRAUSTEIN
- DAVID E. HAWKINS
- ANNE M. HAWKINS
- AMERICUS J. D'AGOSTINO
- JOSEPHINE V. D'AGOSTINO
- JENNIE L. PALMER
- LILLIAN J. McCOLLUIA

WARD COMMITTEE

Vote for Indiv... or Vo...

Ward Committee, Ca...

- JESSIE C. EASTMAN
- JOSEPH ARTHUR CO...
- WILLIAM K. PROVI...
- KATHERINE L. PRO...
- GRACE R. SMITH
- MARION A. BOYLE
- ESTHER S. SANDS
- GRACE C. GRAUSTE...
- LUCY A. RODING...

JJC

JJC

#SixTeen(16) OF 161
Exhibits JJC/jjc



BEST AVAILABLE COPY

FROM J.J. CRAPO
JJC/jjc

TURN IN 3 DAYS
BOARD OF
ION COMMISSIONERS



STON, MASS. 02201

U.S. POSTAL SERVICE MA 021
PM
9 MAR
1976

Mr. John Crapo
10 [illegible] Street
Cambridge, Mass. 02140

#Seventeen (17) OF 161, Ex-
hibits JJC
BY J. J. CRAPO, Pro So

#Eighteen (18) OF 161 Exhibits

Pt John CRAPO

JJC/jjc

U.S. POSTAL SERVICE MA 021
PM
9 MAR
1976

ETURN IN 3 DAYS
BOARD OF
ION COMMISSIONERS



OSTON, MASS. 02201

#NINETEEN (19) OF 161
Exhibits
By. Mr J. J - CRAPO

SENATE. . . . . . .

By Mr. Umana, a petition of Mario Umana and another for legislation to establish the title of director of psychiatric social work and assistant director of psychiatric social work within the Department of Mental Health. Social Welfare.

THE COMMONWEALTH OF MASSACHUSETTS

In the Year One Thousand Nine Hundred and Sixty-Eight.

AN ACT ESTABLISHING THE TITLE OF DIRECTOR OF PSYCHIATRIC SOCIAL WORK AND ASSISTANT DIRECTOR OF PSYCHIATRIC SOCIAL WORK.

Be it enacted by the Senate and House of Representatives in General Court assembled, and by the authority of the same, as follows:

1 Section 1. There shall be established within the department of
2 mental health the title of director of psychiatric social work and
3 assistant director of psychiatric social work.

1 Section 2. The requirements for the position of director of
2 psychiatric social work shall be a masters degree in social work
3 and 10 years post masters experience and those qualifications
4 necessary for membership in the Academy of Certified Social Workers
5 or a doctorate degree in social work and 5 years work experience.
6 The position of director of psychiatric social work shall be in
7 job group 28 in the general salary schedule of the commonwealth.

1 Section 3. The requirements for the position of assistant
2 director of psychiatric social work shall be a masters degree in
3 social work and 8 years post masters experience and those qualifi-
4 cations necessary for membership in the Academy of Certified Social
5 Workers or a doctorate degree in social work and 4 years experience.
6 The position of assistant director of psychiatric social work shall
7 be in job group 26 in the general salary schedule of the common-
8 wealth.

JJC/jjc

SENATE. . . . . No. 649

By Mr. Umana, a petition of Mario Umana and another for legislation to establish the title of director of psychiatric social work and assistant director of psychiatric social work within the Department of Mental Health. Social Welfare.

THE COMMONWEALTH OF MASSACHUSETTS

In the Year One Thousand Nine Hundred and Sixty-Eight.

AN ACT ESTABLISHING THE TITLE OF DIRECTOR OF PSYCHIATRIC SOCIAL WORK AND ASSISTANT DIRECTOR OF PSYCHIATRIC SOCIAL WORK.

Be it enacted by the Senate and House of Representatives in General Court assembled, and by the authority of the same, as follows:

1 Section 1. There shall be established within the department of
2 mental health the title of director of psychiatric social work and
3 assistant director of psychiatric social work.

1 Section 2. The requirements for the position of director of
2 psychiatric social work shall be a masters degree in social work
3 and 10 years post masters experience and those qualifications
4 necessary for membership in the Academy of Certified Social Workers
5 or a doctorate degree in social work and 5 years work experience.
6 The position of director of psychiatric social work shall be in
7 job group 28 in the general salary schedule of the commonwealth.

1 Section 3. The requirements for the position of assistant
2 director of psychiatric social work shall be a masters degree in
3 social work and 8 years post masters experience and those qualifi-
4 cations necessary for membership in the Academy of Certified Social
5 Workers or a doctorate degree in social work and 4 years experience.
6 The position of assistant director of psychiatric social work shall
7 be in job group 26 in the general salary schedule of the common-
8 wealth.

#Twenty-one
OF 161 Exhibits

BEST AVAILABLE COPY

Bulk Rate
U.S. Postage
PAID
Permit No. 53986
Boston, Mass.

John Crapo
Metropolitan State Hosp
475 Trapelo Rd
Waltham, MA 02154

MASSACHUSETTS
JOURNAL OF MENTAL HEALTH
190 Portland Street
Boston, Massachusetts
02114

BY J. J. CRAPO

JJC/jc

MASSACHUSETTS
JOURNAL OF MENTAL HEALTH
190 Portland Street
Boston, Massachusetts
02114

Bulk Rate
U. S. Postage
PAID
Permit No. 52986
Boston, Mass.

John Crapo
Metropolitan State Hosp
475 Trapelo Rd
Waltham, MA 02154

Twenty-Two (22)
OF 16 [illegible]
J. J. CRAPO

MASSACHUSETTS
JOURNAL OF MENTAL HEALTH
190 Portland Street
Boston, Massachusetts
02114

Bulk Rate
U. S. Postage
PAID
Permit No. 52986
Boston, Mass.

John Crapo
Metropolitan State Hosp
475 Trapelo Rd
Waltham, MA 02154

#Twenty-Three (23)
of 161 Ez Writings

By John Crapo

J.J.C./J.C.

#Twenty-Four(24)) OF 161 Exhibits

Massachusetts Journal of Mental Health



Winter 1974 Volume IV, Number 2

BY J. J. CRAPO

JJC/jjc

JOURNAL OF MENTAL HEALTH
190 Portland Street
Boston, Massachusetts
02114

John Crapo
Metropolitan State Hosp
475 Trapelo Rd
Waltham, MA 02154

BY J.J. CRAPO

#Twenty-Five (25) OF 161 Exhibits

J J C JJC

#Twenty-Six (26) OF 161 exhibits JJC/jjc

Harbor Area Mental Health Programs at

Erich Lindemann Mental Health Center

NAME AND CASE NUMBER SHOULD BE WRITTEN CLEARLY ON BOTH SIDES OF EVERY SHEET. ALL ENTRIES MUST BE SIGNED AND THE AUTHOR IDENTIFIED BY AREA OF RESPONSIBILITY.	PATIENT NAME: CASE NUMBER: TREATMENT UNIT: DATE: AGE:

BY J. J. CRAPO
Pro Se

#Twenty-Seven (27) OF
161 Exhibits JJC/b/c
By J.J. CRAPO

Correspondents

In case of illness notify

Name Relationship

Address Tel. No.

Discharged Condition

Died

D.M.H. Form A-7

Name No.

Address

Admitted 19 Religion Civil Con.

Age Sex Occupation

Legal Status Citizenship Former No.

Ward

Diagnosis

MY RULER I CAN'T FIND!!!



The Commonwealth of Massachusetts
Executive Office for
Administration and Finance
State House, Boston 33

July 31, 1967

Mr. John J. Crapo
42 Mt. Vernon Street
Cambridge, Mass. 02140

Dear John:

I'll call you to discuss the Charter debate plans for Cambridge and Watertown.

In the meantime, here are the mames and positions and locations of the employees who have appealed between May 29 and June 30, 1967.

May 29 Clarence Galt, Mental Health Administration
Head Psych. Soc. Work.

May 31 Judy Behrens, Legal Medicine, Psych.Soc. Work.

June 5 Paula Mestel, Sou.Shore Men.Heal.Center,Psych.Soc.Work.

June 6 Eleanor Landowe,Ruth Rose, Katherine Collins, Danvers St.,
Psych. Soc. Work.

June 6 Arlene Boucher, Leona Kaplan, Danvers St., Asst.Psych.Soc.Work.

June 6 Leonard Rowe, Pearl Darling,Danvers St., Head Psych. Soc. Work.

June 7 Carole Devine, Marilyn Howe, Danvers St., Psych. Soc. Work.

June 30 Group Appeal Soc. Workers Organization, D. M. H.,
under name of Louis Fraga.

Sincerely,

George

George A. Gianopoulos

BY John J. CRAPO

#Twenty-NINE (29) OF
161 Exhibits
BY J. J. CRAPO




BOSTON, MASS.
PM
31 JUL
1967

Mr. John J. Crapo
42 Mount Vernon Street
Cambridge, Ma. 02140

G. Gianopoulos
35 Standish Road
Watertown, Ma. 02172

JJC

#Thirty (30) OF 161 Exhibits
TJC/JJC

EXECUTIVE OFFICE FOR ADMINISTR[illegible] AND FINANCE

BUREAU OF PERSONNEL AND ST[illegible]RDIZATION

[illegible] 4, 19[illegible]

TO AGENCY HEADS:

At yesterday's meeting in Gardner Auditorium, Mr. [illegible] Williams explained objectives and methods of the study of our [illegible] plan which he and his associates will conduct.

The purpose of this memorandum is to review your participation in the study, as an administrative officer of the Commonwealth.

Within the next few days, members of the study staff will begin calling to arrange meetings with each agency. Due to the limited time available for this study we will attempt to schedule all meetings in the State House. In preparation for your meeting, we request that you and your appropriate members of your staff do the following:

A. Assemble job descriptions for all positions in your agency. Your departmental list (staffing) will tell you which titles should be covered. If there are any job descriptions missing from your set, please contact Mr. James Kelly or Mr. Edward Lopez of this office.

B. Review the job descriptions and note any changes you and your staff feel would be desirable to reflect changes in the duties and responsibilities of the positions concerned.

C. Note any job classifications which could be combined with another job classification to eliminate unnecessary titles.

D. Note on each job description the minimum experience or combination of experience and training which should be required of a candidate for each position.

E. Review the effect on positions in your agency of any changes in salary job group which have been granted to other positions, both within your agency and in other agencies of the Commonwealth and note any inequities in salary relationships you feel have been caused by these changes.

By John J. Crapo



[illegible] AND FINANCE

[illegible] RDIZATION

[illegible] 6, 1967

[illegible] meeting in Gardner Auditorium, Mr. [illegible] objectives and methods of the study of our [illegible] he and his associates will conduct.

[illegible] purpose of this memorandum is to review your participation [illegible] offices of the Commonwealth.

[illegible] the next few days, members of the study staff will begin [illegible] meetings with each agency. Due to the limited time [illegible] study we will attempt to schedule all meetings in the [illegible]. In preparation for your meeting, we request that you and [illegible] members of your staff do the following:

A. Assemble job descriptions for all positions in your agency. Your departmental list (staffing) will tell you which titles should be covered. If there are any job descriptions missing from your set, please contact Mr. James Kelly or Mr. Edward Lopes of this office.

B. Review the job descriptions and note any changes you and your staff feel would be desirable to reflect changes in the duties and responsibilities of the positions concerned.

C. Note any job classifications which could be combined with another job classification to eliminate unnecessary titles.

D. Note on each job description the minimum experience or combination of experience and training which should be required of a candidate for each position.

E. Review the effect on positions in your agency of any changes in salary job group which have been granted to other positions, both within your agency and in other agencies of the Commonwealth; and note any inequities in salary relationships you feel have been caused by these changes.

thirty-two (32) of (61) Exhibits JJC(1)



BY J. J. CRAPO

Thirty-three (33) ... (6)
Exhibits JJC(3)'C



By J. J. CRAPO

thirty-four [illegible] ex-
hibits JJC/JJC



BY J.J. CRAPO

Thirty-Five (35) OF 167 Exhibits · JJC///C

ATTLEBORO — Ward 1 (10)
Sen. John F. Parker (R) 28 Orchard St., Taunton 02780
Rep. Donald T. Bliss (R) 9 Hunting St., No. Attleboro 02760

Wards 2-6 (10)
Sen. John F. Parker (R) 28 Orchard St., Taunton 02780
Rep. George I. Spatcher (R) 959 Pleasant St., Attleboro 02703

AUBURN (4)
Sen. James A. Kelly, Jr. (D) Stafford St., Rochdale 01542
Rep. Richard J. Dwinell (D) 6 Gould St., Millbury 01527
Rep. Albert L. Nash (D) 468 Pleasant St., Leicester 01524

AVON (11)
Sen. James F. Burke (D) 258 Copeland St., Brockton 02401
Rep. M. Joseph Manning (D) 583 Adams St., Milton 02186
Rep. Joseph J. Semensi (D) 22 Thomas Rd., Randolph 02368

AYER (3)
Sen. James DeNormandie (R) Trapelo Rd., Lincoln 01773
Rep. George W. Shattuck (R) Mt. Lebanon St., Pepperell 01463

BARNSTABLE (12)
Sen. Allan F. Jones (R) Hyannis Rd., Barnstable 02630
Rep. John J. Bowes (R) 105 Parker Rd., Osterville 02655

BARRE (3)
Sen. Philip A. Quinn (D) 101 Main St., Spencer 01562
Rep. Robert D. Wetmore (D) Hubbardston Rd., Barre 01005

BECKET (1)
Sen. George D. Hammond (R) 56 Western Ave., Westfield 01085
Rep. Warren A. Turner (R) Water St., Lee 01238

BEDFORD (5)
Sen. James DeNormandie (R) Trapelo Rd., Lincoln 01773
Rep. Chandler H. Stevens, Jr. (Ind.) 3 Elm Brook Rd., Bedford 01730

BELCHERTOWN (2)
Sen. Philip A. Quinn (D) 101 Main St., Spencer 01562
Rep. James R. Nolen (D) 25 Homestead Ave., Ware 01082

BELLINGHAM (3)
Sen. John M. Quinlan (R) Oakley Rd., Dover 02030
Rep. John F. St. Cyr (D) 138 Pleasant St., Millis 02054

BELMONT — Precincts 1-7 (7)
Sen. Francis X. McCann (D) 19 Hutchinson St., Cambridge 02138
Rep. Gregory W. Khachadoorian (R) 5 Newport St., Arlington 02174
Rep. Janet K. Starr (R) 1 Tyler Road, Belmont 02178

Precinct 8 (7)
Sen. Francis X. McCann (D) 19 Hutchinson St., Cambridge 02138
Rep. Timothy W. Hickey (D) 74 Reservoir St., Cambridge 02138
Rep. Charles F. Flaherty, Jr. (D) 15 Harrison Ave., Cambridge 02140

BERKLEY (10)
Sen. John F. Parker (R) 28 Orchard St., Taunton 02780
Rep. Antone S. Aguiar, Jr. (D) 2 Hetherington Dr., Swansea 02777

BERLIN (3)
Sen. William I. Randall (R) 122 Edgell Rd., Framingham 01701
Rep. Anthony P. Green (D) 26 Worthington Ave., Shrewsbury 01545

BERNARDSTON (1)
Sen. John D. Barrus (R) Stone Rd., Lithia 01033
Rep. Winston Healy (R) Mohawk Trail, Shelburne Falls 01370

BEVERLY — Wards 1-3, 5 (6)
Sen. Kevin B. Harrington (D) 25 Station Rd., Salem 01970
Rep. Thomas Bussone (R) 39 Federal St., Beverly 01915

Wards 4, 6 (6)
Sen. Kevin B. Harrington (D) 25 Station Rd., Salem 01970
Rep. Francis W. Hatch, Jr. (R) Preston Place, Beverly Farms 01915

BILLERICA (5)
Sen. Ronald C. MacKenzie (R) 5 Beaver Brook Rd., Burlington 01803
Rep. Stanley J. Roche (D) 82 Mt. Pleasant St., North Billerica 01862

BLACKSTONE (3)
Sen. James A. Kelly, Jr. (D) Stafford St., Rochdale 01542
Rep. Harold D. Gould, Jr. (D) 10 Howard St., Blackstone 01504
Rep. Frederick Lee Kenney (D) 8 Susan Parkway, Uxbridge 01569

BLANDFORD (1)
Sen. George D. Hammond (R) 56 Western Ave., Westfield 01085
Rep. Walter T. Kerr (D) 825 North West St., Agawam 01001

BOLTON (3)
Sen. William I. Randall (R) 122 Edgell Rd., Framingham 01701
Rep. Anthony P. Green (D) 26 Worthington Ave., Shrewsbury 01545

BOSTON — Ward 1 (8)
Sen. Mario Umana (D) 82 St. Andrew Rd., East Boston 02128
Rep. George DiLorenzo (D) 188 Princeton St., East Boston 02128
Rep. Michael A. D'Avolio (D) 160 Bayswater St., East Boston 02128

Ward 2 (8)
Sen. Mario Umana (D) 82 St. Andrew Rd., East Boston 02128
Rep. Anthony J. Smith (D) 68 Chestnut St., Boston 02108

NUMBER IN ( ) IS YOUR CONGRESSIONAL DISTRICT. SEE INSIDE BACK COVER FOR NAME AND ADDRESS OF YOUR CONGRESSMAN.

BOSTON — Ward 3 (8)
Sen. Mario Umana (D) 82 St. Andrew Rd., East Boston 02128
Rep. Katherine D. Kane (D) 10 Chestnut St., Boston 02108
Rep. John W. Sears (R) 146 Bowdoin St., Boston 02108
Rep. Maurice E. Frye, Jr. (R) 79 Mt. Vernon St., Boston 02108

Ward 4 (9)
Sen. Oliver F. Ames (R) 275 Marlborough St., Boston 02116
Rep. William A. Carey (D) 22 Castleton St., Jamaica Plain 02130
Rep. David John O'Connor (D) 1558 Tremont St., Roxbury Crossing 02120
Rep. Joseph S. Loughman (D) 5 Oswald St., Roxbury Crossing 02120

Ward 5 (9)
Sen. Oliver F. Ames (R) 275 Marlborough St., Boston 02116
Rep. Katherine D. Kane (D) 10 Chestnut St., Boston 02108
Rep. John W. Sears (R) 146 Bowdoin St., Boston 02108
Rep. Maurice E. Frye, Jr. (R) 79 Mt. Vernon St., Boston 02108

Ward 6, 7 (9)
Sen. John Joseph Moakley (D) 1812 Columbia Rd., South Boston 02127
Rep. William M. Bulger (D) 1806 Columbia Rd., South Boston 02127
Rep. Gerald P. O'Leary (D) 1720 Columbia Rd., South Boston 02127
Rep. Michael F. Flaherty (D) 182 O'Callaghan Way, South Boston 02127

Ward 8 (9)
Sen. John Joseph Moakley (D) 1812 Columbia Rd., South Boston 02127
Rep. Charles Iannella (D) 587 Harrison Ave., Boston 02118

Ward 9 (9)
Sen. John Joseph Moakley (D) 1812 Columbia Rd., South Boston 02127
Rep. Royal L. Bolling (D) 18 Schuyler St., Dorchester 02121
Rep. Michael E. Haynes (D) 30 Haskins St., Roxbury Crossing 02120
Rep. Franklin Holgate (D) 39 Hutchings St., Dorchester 02121

Ward 10 (9)
Sen. Stephen C. Davenport (D) 835 Centre St., Jamaica Plain 02130
Rep. William A. Carey (D) 22 Castleton St., Jamaica Plain 02130
Rep. David John O'Connor (D) 1558 Tremont St., Roxbury Crossing 02120
Rep. Joseph S. Loughman (D) 5 Oswald St., Roxbury Crossing 02120

Ward 11 (9)
Sen. Stephen C. Davenport (D) 835 Centre St., Jamaica Plain 02130
Rep. James J. Craven, Jr. (D) 9 St. John St., Jamaica Plain 02130
Rep. David S. Tobin (D) 7 Bowditch Rd., Jamaica Plain 02130
Rep. Arthur J. Lewis, Jr. (D) 63 Orchardhill Rd., Jamaica Plain 02130

Ward 12 (9)
Sen. Samuel Harmon (D) 93 Hazelton St., Mattapan 02126
Rep. Royal L. Bolling (D) 18 Schuyler St., Dorchester 02121
Rep. Michael E. Haynes (D) 30 Haskins St., Roxbury Crossing 02120
Rep. Franklin Holgate (D) 39 Hutchings St., Dorchester 02121

Ward 13 (9)
Sen. John Joseph Moakley (D) 1812 Columbia Rd., South Boston 02127
Rep. Robert H. Quinn (D) 32 Auckland St., Dorchester 02125

Ward 14 (9)
Sen. Samuel Harmon (D) 93 Hazelton St., Mattapan 02126
Rep. Benjamin Higginson (D) 815 Morton St., Mattapan 02126
Rep. I. Edward Serlin (D) 606 Harvard St., Mattapan 02126

Ward 15 (9)
Sen. George V. Kenneally, Jr. (D) 4 Blackwell St., Dorchester 02122
Rep. Norton C. O'Brien (D) 6 Bentham Rd., Dorchester 02122

Ward 16 (9)
Sen. George V. Kenneally, Jr. (D) 4 Blackwell St., Dorchester 02122
Rep. Paul Murphy (D) 47 Sumner St., Dorchester 02124
Rep. John J. Finnegan (D) 7 Frost Ave., Dorchester 02122

Ward 17 (9)
Sen. George V. Kenneally, Jr. (D) 4 Blackwell St., Dorchester 02122
Rep. Gerald J. Morrissey (D) 37 Tremlett St., Dorchester 02124
Rep. Joseph E. Walsh (D) 46 Valley Road, Dorchester 02124

Ward 18 (11)
Sen. Samuel Harmon (D) 93 Hazelton St., Mattapan 02126
Rep. Daniel W. Carney (D) 1253 Hyde Park Ave., Hyde Park 02136
Rep. Michael Paul Feeney (D) 834 Metropolitan Ave., Hyde Park 02136
Rep. Joseph M. Kearney (D) 40 Austin St., Hyde Park 02136

Ward 19 (9)
Sen. Stephen C. Davenport (D) 835 Centre St., Jamaica Plain 02130
Rep. James J. Craven, Jr. (D) 9 St. John St., Jamaica Plain 02130
Rep. David S. Tobin (D) 7 Bowditch Rd., Jamaica Plain 02130
Rep. Arthur J. Lewis, Jr. (D) 63 Orchardhill Rd., Jamaica Plain 02130

Ward 20 (9)
Sen. Stephen C. Davenport (D) 835 Centre St., Jamaica Plain 02130
Rep. Robert L. Cawley (D) 53 Chesbrough Rd., West Roxbury 02132
Rep. Charles Robert Doyle (D) 12 Oakville St., West Roxbury 02132

Ward 21 (8)
Sen. Oliver F. Ames (R) 275 Marlborough St., Boston 02116
Rep. Arnold I. Epstein (D) 7 Cummings Rd., Boston 02146
Rep. Norman S. Weinberg (D) 20 Beacon St., Boston 02108

Ward 22 (8)
Sen. Beryl W. Cohen (D) 227 Tappan St., Brookline 02146
Rep. John F. Melia (D) 14 William Jackson Ave., Brighton 02135
Rep. Michael J. Daly (D) 8 Eric Rd., Allston 02134

NUMBER IN ( ) IS YOUR CONGRESSIONAL DISTRICT. SEE INSIDE BACK COVER FOR NAME AND ADDRESS OF YOUR CONGRESSMAN.

BY J. J. CRAPO

#thirty-six (36) OF 161
Exhibits JJC/JJC

ST. LUKE'S METROPOLITAN CHAPEL ASS'N, INC.

Amount Donated

$

No

ST. LUKE'S METROPOLITAN CHAPEL ASS'N, INC.

475 Trapelo Road
Waltham, Massachusetts 02154

BOOSTER - SPONSOR

Amt. Donated

$

No

This is your receipt for your donation to the St. Luke's Chapel Building Fund to provide adequate church service facilities for the Protestant and Orthodox patients at the Metropolitan State Hospital, Waltham, Mass.

ST. LUKE'S MET. CHAPEL ASS'N, INC.

Amount Donated

$

No

ST. LUKE'S METROPOLITAN CHAPEL ASS'N, INC.

475 Trapelo Road
Waltham, Massachusetts 02154

BOOSTER - SPONSOR

Amt. Donated

$

No

This is your receipt for your donation to the St. Luke's Chapel Building Fund to provide adequate church service facilities for the Protestant and Orthodox patients at the Metropolitan State Hospital, Waltham, Mass.

By J. J. CRAPO

ST. LUKE'S MET. CHAPEL ASS'N, INC.
Amount Donated
No.

ST. LUKE'S METROPOLITAN CHAPEL ASS'N, INC.

175 Trapelo Road
Waltham, Massachusetts 02154

BOOSTER - SPONSOR

Amt. Donated

$ ________

No

This is your receipt for your donation to the St. Luke's Chapel Building Fund to provide adequate church service facilities for the Protestant and Orthodox patients at the Metropolitan State Hospital, Waltham, Mass.

ST. LUKE'S MET. CHAPEL ASS'N, INC.
Amount Donated
No.

ST. LUKE'S METROPOLITAN CHAPEL ASS'N, INC.

175 Trapelo Road
Waltham, Massachusetts 02154

BOOSTER - SPONSOR

Amt. Donated

$ ________

No

This is your receipt for your donation to the St. Luke's Chapel Building Fund to provide adequate church service facilities for the Protestant and Orthodox patients at the Metropolitan State Hospital, Waltham, Mass.

#Thirty-Seven (37) of 161

Thirty: Eight (38) of 161 Exhibits JJC///C


ST. LUKE'S METROPOLITAN CHAPEL ASS'N, INC.

475 Trapelo Road

By J. J. CRAPO

#Thirty-Nine (39) OF 61
Exhibits JJC/jjc

BEST AVAILABLE COPY

THE GREATER BOSTON COMMUNITY FUND 1941 CAMPAIGN

To each State Employee:

The following schedule, based upon the individual quotas of State, Federal and city employees, is recommended for the Greater Boston Community Fund 1941 Campaign. This State plan of payment covers the period of seven months, at a small amount each month. The payment for each person depends upon his salary:

Salary	Monthly Payment	Total for Year (7 months)
$1,000 - and under	$ .50	$ 3.50
$1,000 - 1,500	.75	5.25
$1,500 - 2,000	1.00	7.00
$2,000 - 2,500	1.50	10.50
$2,500 - 3,000	2.00	14.00
$3,100 - 3,500	2.50	17.50
$3,500 - 4,000	3.00	21.00
$4,000 - 4,500	4.00	28.00
$4,500 - 5,000	5.00	35.00
over $5,000	7.00	49.00

Note. The foregoing schedule is intended to be used by you in deciding the amount of your subscription. Those who give more will compensate for those who are unable to contribute.

WE WANT PLEDGES, NOT MONEY NOW. FIRST PAYMENT FEBRUARY FIRST, THEN PAY MONTHLY.

We all believe in defending Greater Boston against disease, poverty, crime, despair and defeatism. These weaken our defenses and imperil our American way of life. YOU HELP BY YOUR CONTRIBUTION.

Committee for State Employees

BY J.J. CRAPO

THE GREATER BOSTON COMMUNITY FUND 1941 CAMPAIGN

To each State Employee:

The following schedule, based upon the individual quotas of State, Federal and city employees, is recommended for the Greater Boston Community Fund 1941 Campaign. This State plan of payment covers the period of seven months, at a small amount each month. The payment for each person depends upon his salary:

Salary	Monthly Payment	Total for Year (7 months)
$1,000 - and under	$ .50	$ 3.50
$1,000 - 1,500	.75	5.25
$1,500 - 2,000	1.00	7.00
$2,000 - 2,500	1.50	10.50
$2,500 - 3,000	2.00	14.00
$3,100 - 3,500	2.50	17.50
$3,500 - 4,000	3.00	21.00
$4,000 - 4,500	4.00	28.00
$4,500 - 5,000	5.00	35.00
over $5,000	7.00	49.00

Note. The foregoing schedule is intended to be used by you in deciding the amount of your subscription. Those who give more will compensate for those who are unable to contribute.

WE WANT PLEDGES, NOT MONEY NOW. FIRST PAYMENT FEBRUARY FIRST, THEN PAY MONTHLY.

We all believe in defending Greater Boston against disease, poverty, crime, despair and defeatism. These weaken our defenses and imperil our American way of life. YOU HELP BY YOUR CONTRIBUTION.

Committee for State Employees

Forty-one (41) of 161 Exhibits JJC///C

A CONCEPTUAL FRAMEWORK FOR SOCIAL CASEWORK

(A Suggestive Outline)

by

Eleanor E. Cockerill, Professor of Social Casework
Louis J. Lehrman, Associate Professor of Social Casework
Patricia Sacks, Associate Professor of Social Casework
Isabel Stamm, Associate Professor of Social Casework

SCHOOL OF SOCIAL WORK
UNIVERSITY OF PITTSBURGH


UNIVERSITY OF PITTSBURGH
1787

UNIVERSITY OF PITTSBURGH PRESS

BY J.J. CRAPO
PRO SE

TREATMENT CHART (Continued)

Reason Selected	Contra-indications	Techniques
Individual cannot improve his social functioning except by deeper insight into his carry-over of defenses and attitudes from infantile situation. Individual cannot bridge the gap between actual and potential performances except on basis of deeper insight into his infantile patterns.	Insight into wishes toward and relationships with parental figures produce degree of regression which either individual cannot control or lies beyond caseworker's capacity to handle.	Same as foregoing (Goal III) except that interpretation now includes some genetic as well as dynamic factors. Area of scrutiny is circumscribed and eliciting of repressed material limited. Relationship: Deeper transference - use of transference to show individual some of his earlier infantile drives carried over into the present.

FOOTNOTES

(3) Although the techniques are listed with the treatment goals with which they are most characteristically associated, no inference should be drawn that they are exclusively a part of that treatment goal and no other.

(4) Analytic consultation is important in the diagnostic evaluation and selection of cases for treatment. Often they can subsequently be carried in line with the general plan outlined.

(5) Requires analytic consultation both in diagnosis and in the continuing treatment process at intervals.

(6) Under no circumstances to be entered upon without close analytic supervision and a caseworker equipped by personality, knowledge, and skill to handle the material.



A CONCEPTUAL FRAMEWORK FOR SOCIAL CASEWORK

(A Suggestive Outline)

by

Eleanor E. Cockerill, Professor of Social Casework
Louis J. Lehrman, Associate Professor of Social Casework
Patricia Sacks, Associate Professor of Social Casework
Isabel Stamm, Associate Professor of Social Casework

SCHOOL OF SOCIAL WORK
UNIVERSITY OF PITTSBURGH


UNIVERSITY OF PITTSBURGH
1787

UNIVERSITY OF PITTSBURGH PRESS

Forty-Four (44) of 161 exhibits JJC/jjc
BY J.J. CRAPO

ELECT



STANLEY E.
BARNICOAT

STATE REPRESENTATIVE
MIDDLEBORO-BRIDGEWATER

Business

Owner and Operator of S. Barnicoat Monument Co.

Political

Finance Committee 1969
Board of Selectmen 1970
Planning Board 1971, 1972
Commissioner to Southeastern Regional Planning and Economic Development District

Church

Central Congregational Church
Board of Deacon — Chairman 1964
Standing Committee (present)
Delegate National Association 1969-70

Youth

YMCA — Original Day Camp Committee
Boy Scouts — Troop 39 — Chairman 1963-65
Pilgrim Fellowship — Sponsor

Other Organizations

American Legion #84 Served USN — WW II — AMM3/c
Elks #1274
May Flower Lodge AF & AM Master 1967
U. S. Power Squadron Instructor 1968-70

Family

Married to former Barbara L. Henderson and have Three Adult Sons.
Bill — Physical Education Teacher
Steve — Agent - Prudential Insurance Co.
Jack — Associated with the Family Business

BARNICOAT


BRIDGEWATER
FULL
TIME
STAN
MIDDLEBORO

PART TIME?

Forty-Five (45)

BY J.J. CRAPO

Exhibit JJC/3/c

NO!

FULL TIME

FULL
TIME
REPRESENTATION

Innovative imaginative government cannot be brought about in our complex society by legislators working at their duties as a part time job. We voters deserve to have the problems of taxes, welfare, environment, and crime dealt with constantly. We need full time representation.

There'll be no other job to get in Stan Barnicoat's way. He'll dig in, do his home work, learn what can be done, and take speedy action. And if you want to see him, You'll know where he is - on the job!

VOTE
STANLEY E.
BARNICOAT
STATE REPRESENTATIVE

Forty-Six (46) OF 161
Exhibits JJC///C
BY J.J. CRAPO



Forty-Seven (47) OF 161 Exhibits
By J. J. CRAPO
JJC///

Dear John,

Have a

Gay

Cheerful

Holiday Season

How good of you to come!

Yes, your picture is fine, Superb, as is your message.

See, by contrast, what I just found in our mail box down the drive, which is as far as any of them come.

Yes, you are a brave man, John, and a most conscientious worker.

May you be well rewarded for your efforts, and may good fortune be with you, Lady Luck too, at your side.

Sincerely,

Ev

At Adis
Monday
October 30th

Forty- Eight (48)
of 161 exhibits
By J.J. CRAPO

JJC/jjc

BEST AVAILABLE COPY


235 WHITMAN ST.
BRIDGEWATER, MASS.
02324
Mr. John Jennings Crapo
10 Agassiz Street
Cambridge Massachusetts
02140

Forty-Nine (49) OF

By J. J. CRAPO

161 exhibits

JJC/jjc



BRIDGEWATER, MA 02324
NOV 1 PM
1972
Mr. John Jeremiah Crapo
10 Agassiz Street
Cambridge Massachusetts
02140

EVA SINGERHALL
235 WHITMAN ST.
BRIDGEWATER, MASS.
02324

PSYCHIATRIC SOCIAL WORK

By J. J. CRAPO

A. Historical Background

The first social workers in Massachusetts Mental Hospitals began functioning in May 1914 at Boston Psychopathic Hospital. At that time work was divided into - 1. Intensive Cases - Took responsibility for full inquiry into social condition of patient and family and for a treatment plan and
2. Slight Service - which consisted of assistance given without inquiry beyond the immediate service.

After a few years, it became apparent that the majority of cases in mental hospitals must remain incomplete and scientific study must be limited to purely medical subjects, unless social service departments were expanded considerably. In the early development of psychiatric social work in Massachusetts, it was formulated that the following duties were of necessity - the province of social service department (prior to the 20's).

1. Making investigations and evaluations which resulted in referral to other agencies for financial or other assistance.
2. Securing medical and social histories.
3. Placement of patients.
4. Home visiting.
5. Doing Social Case work.
6. Doing educational work with hospitals - agencies and the community.

Development of psychiatric social work in state hospitals has been uneven. After 1929 the depression, unemployment and World War II brought an increase in mental disorders and a decrease in Services to the mentally ill because of lack of professional personnel.

Since World War II the interest in Services for the mentally ill, stimulated by citizens, state and federal governments and by V. A. has increased considerably. Since World War II there has been increasing emphasis on case work and consultive contribution of the psychiatric social worker rather than on investigative or administrative functions. Also there has been a more consistent case work approach in working through patient's problems and an increased recognition of the need for intensive case work treatment.

B. Theoretical Formulations

The method primarily employed in psychiatric hospital settings is case work. The beginnings of contemporary case work coincide with the beginning of 20th century. The development of case work as a professional discipline coincides with the emergence of dynamic psychiatry following World War II and the resulting application of analytic concepts to the understanding and treatment of human problems within the social setting.

Case Work theory is based on Freudean formulations and the following are some of the principles which are basic to this diagnostic approach.

1. The concept that there is capacity for change and growth within the human personality and that this change is directly dependent on the <u>Ego</u>, which holds the central position in the psychic structure and through which a person adapts himself to the outside world, securing from it the opportunity to express his fundamental drives and meet his major needs.

I can't Find my Supplies
JJC////

#Fifty-one|51/01 ...
BY J. J. CRAPO

2. The individual is seen as fashioned by the inter-relationship between his basic needs and his physical and social environment. Case work help is based on an understanding of psychological and social needs and of the environment in which the patient is hoping to satisfy them. The arm of case work is to enable the person to achieve improvement in some aspect of his social living and to do so by reinforcing his ability to find suitable solutions to his problems and to operate on a more mature and satisfactory level.

3. Case work process begins with what the individual already possesses, with whatever positive resources, external and internal, psychological and physical, are at his disposal. It progresses through his conscious and repeated use of the greatest degree of self direction of which he is capable. This calls for building up strengths rather than overcoming weaknesses. The procedure is a positive one in which the productive use of the person's own resources become the pivot around which the entire helping process revolves.

4. The primary medium of help in reaching the goal is the professional relationship. This is an association in which the worker gives of his understanding, his ego strength and even of his own super ego and in which he uses "his whole self as consciously as possible in the interest of another person". Essential to this relationship are warmth, concern, therapeutic understanding, interest in helping the person to get well, to regain control of his own life and conduct. There must be the discipline that makes it possible for the worker to identify himself with the disturbed person and at the same time to remain sufficiently separated from the disturbance itself so that he can control his own activity in meeting it.

5. Case work recognizes and utilizes in diagnostic understanding and treatment the inter-relationship of past, present and future. Past experiences are used as guides to understanding the present, and early interviews usually contain some evaluation and examination of the past and its meaning to an individual. This clarifies not only present wants, but past wants and hopes for the future. In finding in the past the explanation for the present, one tries hopefully to build a foundation for the future.

In conclusion, the psychiatric social worker must be comfortable in a long-term relationship in which the pace is slow and progress limited. It is important that the worker understand psychotic material but not stimulate it, and that case work treatment emphasize areas of adequate functioning.

C. Pre-Admission and Admission Procedures

Participation in admission proceedures immediately identify the psychiatric social worker as being related to the total plan for treatment and rehabilitation of the patient. Specifically, social service functions are as follows:

1. To make family and patient aware of social services available.
2. To represent a channel to the outside community for the patient.

I can't Find my supplies

#FPM — HV0124 U+
161 Pages.

3. To help patient with social problems that may affect his use of the hospital experience.
4. To help the family with its disturbed feelings around admission of the patient to the hsopital.
5. To help the family find the community resources it needs because of problems created by hospitalization of patient.
6. To help family understand the hospital and its treatment program.
7. To observe family roles and realignments in relation to hospitalization.
8. To obtain social history and evaluative material for diagnostic study.
9. To evaluate social problems in order to select patients or families for intensive services.

D. In-patient Services to Patients and Relatives

The modern hospital views an admission as an event which is part of patient's total life experience while recognizing it, as a break down in inter-personal relationships. It is within this fame-work that services are mobilized to create a new and more successful adjustment. Case work services are directed toward helping patient with social and interpersonal problems he may have brought to the hospital with him, or that might develop within the hospital, in order that patient may use and understand treatment progress. Interpretation of hospital procedures and programs and working through of feelings regarding these should continue through the residence period. Thus anxieties can be eased and encouragement offered enabling patient to gain confidence enough to invest himself as a partner in the treatment process.

Another case work service is that of linking the patient to his family and the community. Family members have strong needs in their role as relatives of a mentally ill person and professional help is necessary to aid them in dealing with their feelings regarding continued hospitalization.

E. Use of Social Service in Planning For Return To The Community

The part social service plays depends on many factors: whether patient is to be discharged from observation or voluntary status; whether he has a family interested, or is alone and desperately in need of help in becoming reestablished; the staff's opinion of his prognosis and ability to plan for himself, size of social service staff and what duties and functions are given precedence. Many community resources can be utilized at this juncture (Welfare, Rehab, Comm. S.S., Family Service, Employ. Service etc).

The amount of responsibility the social worker assumes depends on needs of individual patients. It mgith be advised in conclusion that worker is a member of a therapeutic team and "at all times works in cooperation with psychiatrist". (statement optimistic and very hopeful.

BY J.J. CRAPO
5 5 C/1/5C

#Fifty-three(53) exhibits
BY J.J. CRAPO

31 Concord Avenue
Cambridge, Massachusetts 02138

April 6, 1972

Editor
Chronicle-Sun
614 Mass. Ave.
Cambridge, Mass. 02139

Dear Sir:

Commenting on your Editorial (4/6/1972) concerning the City Manager's retent the City Manager, "He isn't out yet," and your citing "the non-cooperation" of the City Hospital-Health Commissioner on the Health-Hospital Budget.

The City Manager is not the only one whom the Commissioner has not co-operated with.

At a recent Hospital-Health Board meeting, the Commissioner requested the support of the Board on the new budget concerning his department. The view of the Board was that we couldn't take any position on it because we hadn't seen his proposals.

On several occasions since this Board was appointed, the Board also has requested of the Commissioner lists of all employees, what they do, etc. (and this can be born out in the Board's minutes), and to date we have not received this information.

I would add to your Editorial that "The Hospital Board isn't out yet, either," and, therefore, the Commissioner should co-operate with it, too, as it is the body charged by City Ordinances with advising him.

Very truly yours,

John J. Crapo
Member
Board of Health and Hospital

J J C

FIFTY-FOUR (54) OF 161 Exhibits BY J.J. CRAPO

[illegible] John [illegible] flagellation [illegible]

[illegible] 1966 –

difficulties w this aspect of study

[illegible]

[illegible] Graves –

Lawrence: had a flagellation problem –

(a sadistic type person)

Once – [illegible] out of work – Lawrence had [illegible] a relation out of money –

another airman – witness to ejaculation

Arnold Lawrence – had to get permission from him to pub. all this –

Libel laws – difference in this of USA & in England

punishing himself then out [illegible] –
most [illegible] [illegible]
[illegible] musician etc

[illegible] (3-4 yrs older than he) to form a [illegible] relationship w him – but she was [illegible]
[illegible] – his bro was the [illegible]

[illegible]

J.J.C./jjc

#Fifty-Five(55) OF 161
Exhibits

1 Feb 197

John E. Mack M.D. (lecture)

Life of T.E. Lawrence

Psycho-History

Susan P. Hanis

1963:-

heroism tainted w perversion

varying approaches of studies (by psychiatrists & analysts

of real figures

neurotic conflict -

elements of infantile sexuality -

process of ego related to unconscious material & con

material.

Take letter or word out of context.

study of families, community

community of Oxford. Eng. when he grew up

If you have a chance to get a full dimension

Biography - means alot in way we approach actual

life in intimate detail - the forces that

the individual's life.

wrestling with:

1) rights of the confession of a sadistic beating

2) learning at Oxford in 1920's -

BY J.J. CRAPO

JJC/jjc

#Fifty-Six (56) OF 161 -
Exhibits
BY J.J. CRAPO

Military [illegible] expert - ~~[illegible]~~ [illegible] or expert
expert in guerrilla fighting (no Vietnam learned
much from him)

Allenbee - Lawrence + his Bedouin guerrilla fighters
held down 50 - 75,000 Turkish troops -
a side - show. Allenbee was the [illegible]
in this. His was a side event

British Officer - and student of history of War [illegible]

1919 Arab peace talks - strategic position they were in
the result of efforts lead by Lawrence.
Paris Peace Conference (1919 - 1922(3))

[illegible] to R.A.F. when leaving near East (~1921) -
Barrage of letters to Br. papers. Churchill took on Lawrence
as an advisor Iraq, Jordan, Trans-Jordan, +
Palestine Mandate resulted from all this

Paris Peace Conference
last major European Peace Conference
where victors could decide [illegible] a
[illegible] to wishes of those living in those
areas

T 5C111C

#Fifty-Seven(57)
OF 161 Exhibits
By J J CRAPO

Feb 1977

a/f renunciation

[illegible] tries to give him a medal, [illegible]

take the until you promise to follow your commitment

with Iraq, Jordan ... etc - [illegible] guarantee

he exceeded his authority

monastery of ~~[illegible]~~ 1920's & 1930's - his was a

renunciation he ~~thought by~~ what he did

~~[illegible]~~ caused him to be passed over for promotion to [illegible]

Motives for moving into positions of honor -

met his family ~~then~~ ~~[illegible]~~ a physician (b[illegible]

1 Bro in 80's

1 ~~Bo~~ Bro in 60's - principal literary executor

"Nothing on that subject interests me"

lots of papers opened up by the brothers

Elopement - (Rob't Seague Chapman - disbarred [illegible]

30 miles from Dublin - title given in Elizabethan times

c. 1883 father eloped w/ governess - bore child

1888 T.E. "Ned" Lawrence

Arnold Lawrence, born 19[illegible]

3rd born William

JJC///C

FIFTY-EIGHT (58)
OF 161 Exhibits
BY Mr J.J. CRAPO

guilt

all kinds of falsehoods -

St. Peter's Church - Dublin

all kinds of incorrect information

as to when married -

there's wasn't (his parents) were legitimately

married ; his parents weren't legitimately

married - Low Church evangelical (they were)

Anglican

"emasculated pussy-cat" -

(1) one killed in France

(2) one who was killed also in 1915 was

interested in group sports was disliked

by T.E. Lawrence

T.E. Lawrence was leader of his siblings

wrote his Bernard Shaw - another [illegible] for [illegible]

1920's -

1927: - "so I may live on by myself

she (mo) gives me a fear of

inquisition ... I'll never meet any

woman a mother ... they [illegible]

[illegible] have been [illegible]

JJC/jjc

#Fifty-Nine (59)
of 161 Exhibits
By J. J. CRAPO

75 Feb. 1977

This life might be interpreted as an attempt to restore legitimacy - [illegible] good works - of his family

He saw the Arab sheiks in tradition of Biblical prophets - he'll redeem the sins of his family

Nobility in England - reduced by his mother he'll bring Arab sheiks back to their nobility

When his Bros died in 1915 - he became [illegible] to do something - he'd been in Near East before WWI visiting historical sites Crusader castles etc.

Feisal of original Hashemite family & descendants of Mohammed

He was beaten & sexually attacked as POW by Turks - he was deformed psychologically by this experience - he was [illegible] masochistic (1932-1935) [illegible] he was flagellated periodically - to [illegible] [illegible] - to rid himself of [illegible]

J J C / jjc

#Sixty(60) OF 161 Exhibits

BY J.J. CRAPO

Form 5

COMMONWEALTH OF MASSACHUSETTS

__________, SS. __________ COURT OF
(county)

In the Matter of

____
(name)

PETITION BY A PATIENT for the APPOINTMENT of a MENTAL HEALTH LEGAL ADVISOR pursuant to M.G.L., Chapter 221, Section 34E

TO THE HONORABLE JUSTICE OF THE __________ COURT OF __________:

RESPECTFULLY REPRESENTS YOUR PETITIONER __________,
(name)
of the city/town of __________ in the County of __________,
that he/she is a patient in __________,
a mental health facility; (name of facility)

THAT an attorney is being sought to advise and, if appropriate, to represent him/her with regard to __________
(why you need a lawyer)

THAT he/she is indigent and cannot afford a lawyer, and in support thereof says that __________
(why you cannot pay for the lawyer)

WHEREFORE your petitioner prays that a suitable Mental Health Legal Advisor, (__________ or another), be appointed, and certifies
(name of particular lawyer if applicable)
under the pains and penalties of perjury that the statements herein contained are true to the best of the petitioner's knowledge and belief, this ______ day of __________, 19___.

Signature __________
Address __________

****

__________, 19___

__________ is hereby appointed Mental Health Legal Advisor with regard to the foregoing matters.

____
Justice

I Can't Find My Supplies

JJC///C

Sixty-one (61) OF 161 Exhibits BY J.J. CRAPO

COMMONWEALTH OF MASSACHUSETTS — Form C

________, SS. (county) — ________ COURT OF ________

In the Matter of

________ (name of patient or resident)

PETITION BY ANOTHER for the APPOINTMENT of a MENTAL HEALTH LEGAL ADVISOR pursuant to M.G.L., Chapter 221, Section 34E

TO THE HONORABLE JUSTICE OF THE ________ COURT OF ________

RESPECTFULLY REPRESENTS YOUR PETITIONER ________ (your name),

of the city/town of ________ in the County of ________,

that he/she is a ( )relative ( )legal guardian ( )friend [________ (specify relationship)]

of ________ (name of patient or resident),

a ( )patient ( )resident in ________ a mental ( )health ( )retardation facility;

THAT an attorney is being sought to advise and, if appropriate, to represent the patient or resident with regard to ________

(why patient or resident needs a lawyer)

THAT the patient or resident is indigent and cannot afford a lawyer, and in support thereof says that ________

(why patient or resident cannot afford a lawyer)

WHEREFORE your petitioner prays that a suitable Mental Health Legal Advisor, (________ (name of particular lawyer if applicable) or another), be appointed, and certifies under the pains and penalties of perjury that the statements herein contained are true to the best of the petitioner's knowledge and belief, this ____ day of ________, 19__.

Signature ________

Address ________

****

________, 19 __.

________ is hereby appointed Mental Health Legal Advisor with regard to the foregoing matters.

________ Justice

I can't Find my supplies

TJC

UNITED NATIONS NATIONS UNIES

NEW YORK

CABLE ADDRESS · UNATIONS NEWYORK · ADRESSE TELEGRAPHIQUE

REFERENCE:

9 May 1972

Dear John:

Many thanks for your gracious and generous note. It has been a pleasure working with you over these past several years and I hope that we may keep track of each other in the future.

With best regards,

Sincerely yours,

Brad

Bradford Morse
Under-Secretary-General
for Political and General Assembly
Affairs

Mr. John J. Crapo
P.O. Box 13
Cambridge B.
Massachusetts 02140

#Sixty-Two-(62) OF
161 Exhibits
BY Mr J-J. CRAPO
J.JC/jjc

#Sixty-three (63) of 101 Exhibits

UNITED NATIONS NATIONS UNIES
Anniversary
Economic Commission for Europe
1947-1972
NEW YORK

UN POSTAGE 08 CENTS

UNITED NATIONS MAY-9'72 NEW YORK

LAWRENCE MA 1972

Mr. John J. Crapo
P.O. Box 13
Cambridge B.
Massachusetts 02140

By Mr J.J. CRAPO
JJC/jjc

#Sixty-Four 10 ...
Exhibits

TO: Members, Executive Committee

FROM: Secretary

SUBJECT: Next Meeting

Dear Doctor,

This is to inform you that the next meeting of The Cambridge Hospital Executive Committee of the Medical Staff will be May 2 at 11:30AM in the Board Room of The Cambridge Hospital

Your attendance will be appreciated.

BY Mr J. J. CRAPO

JJC/jjc

E-1 John Mack, M.D.

CITY OF CAMBRIDGE
DEPARTMENT OF HEALTH, HOSPITAL AND WELFARE
1493 CAMBRIDGE STREET
CAMBRIDGE, MASS. 02139

APR 19 '72 MASS.

U.S. POSTAGE .08 METER 315?92

X 13
C-02140

Mr. John Crapo
31 Concord Ave.
Cambridge, Mass. 02138

#Sixty-Five (65) OF 161 Exhibits BY J.J. CRAPO

Sixty-Six (66)
OF 161 Exhibits

APR 19 '72
MASS.

BEST AVAILABLE COPY

X13
C-0216

Mr. John Crapo
31 Concord Ave.
Cambridge, Mass. 02138

E-1 John Mack, M.D.
CITY OF CAMBRIDGE
DEPARTMENT OF HEALTH, HOSPITAL AND WELFARE
1493 CAMBRIDGE STREET
CAMBRIDGE, MASS. 02139

BY MR J.J. CRAPO
PRO SE
JJC/jjc

#Sixty-Seventh of 161 Exhibits

Provided further that should the Director of Personnel and Standardization deny said requests, then the parties agree to file appropriate legislation to authorize said matters under the conditions set forth as herein provided in paragraph "A" above.

C. It is further agreed that the parties shall meet forthwith to discuss job classifications and salaries for inclusion in the 1971 budget. Should no agreement be reached after negotiation, then the parties agree to return the issue jointly to fact-finding with Arnold Zack as the factfinder who shall retain jurisdiction under the auspices of the Director of Personnel and Standardization, Commonwealth of Massachusetts.

COMMONWEALTH OF MASSACHUSETTS
DEPARTMENT OF MENTAL HEALTH

MILTON GREENBLATT, Commissioner

MASSACHUSETTS MENTAL HEALTH
SOCIAL WORKERS ASSOCIATION

WRIGHT WILLIAMSON, President

Date: April 3, 1970

NAMES OF OFFICERS

Pres. ....

V.P. ....

Sec. ....

Treas. ....

Coll. Bgn. Chm. ....

Assoc. Rep. ....

By Mr J-J. CRAPO
JJC/jjc

Provided further that should the Director of Personnel and Standardization deny said requests, then the parties agree to file appropriate legislation to authorize said matters under the conditions set forth as herein provided in paragraph "A" above.

C. It is further agreed that the parties shall meet forthwith to discuss job classifications and salaries for inclusion in the 1971 budget. Should no agreement be reached after negotiation, then the parties agree to return the issue jointly to factfinding with Arnold Zack as the factfinder who shall retain jurisdiction under the auspices of the Director of Personnel and Standardization, Commonwealth of Massachusetts.

COMMONWEALTH OF MASSACHUSETTS
DEPARTMENT OF MENTAL HEALTH

MILTON GREENBLATT, Commissioner

MASSACHUSETTS MENTAL HEALTH
SOCIAL WORKERS ASSOCIATION

WRIGHT WILLIAMSON, President

Date: April 8, 1970

NAMES OF OFFICERS

Pres. ....

V.P. ....

Sec. ....

Treas. ....

Coll. Bgn. Chm. ....

Assoc. Rep. ....

#Sixty-Eight (68) OF
161 Exhibits
BY J.J. CRAPO
JJC/jjc

federal law or statute, law or statute of the Commonwealth of Massachusetts or the rules and regulations promulgated pursuant thereto, such provisions shall be considered nul and void and shall not be binding on the parties hereto; in such event, the remaining provisions of this agreement shall remain in full force and effect.

XVIII. Duration

This agreement shall commence on May 1, 1970 and terminate on April 30, 1971. Either party wishing to modify or amend said agreement shall notify the other party and the Director of Personnel and Standardization in writing at least sixty (60) days in advance of its termination. The parties shall then meet forthwith for the purposes of negotiating any amendments or modifications. If no notice is sent, then this agreement shall continue from year to year thereafter as herein provided.

IN WITNESS WHEREOF, the duly authorized representatives of the parties affix their hands and seals hereto.

DEPARTMENT OF MENTAL HEALTH

MILTON GREENBLATT
Commissioner

....
Bargaining Representative

MASSACHUSETTS MENTAL HEALTH SOCIAL WORKERS ASSOCIATION

WRIGHT WILLIAMSON
President

JOHN P. SULLIVAN
Chairman of the Bargaining Committee

HELEN L. GOODWIN
Member of Bargaining Committee

NORMAN P. FISHER
Member of Bargaining Committee

DATE: April 3, 1970

APPENDIX

MEMORANDUM OF UNDERSTANDING

It is hereby agreed by and between the Massachusetts Mental Health Social Workers Association and the Department of Mental Health, Commonwealth of Massachusetts, as follows:

A. That appropriate legislation will be prepared by the parties concerning the matters listed hereinafter and that drafts of said legislation will be exchanged and a conference concerning same held on or before October 1, 1970.

1. Social Workers with an MSW may be hired on a basis of unassembled exams.
2. All jobs shall be permanent positions.
3. Elimination in delays in paying of salaries.
4. Statement of deductions in salary to all employees upon written request.

B. It is further agreed that the parties will jointly petition the Director of Personnel and Standardization to request the following:

1. Exemption from the Rules and Regulations known as the "Red Book" for all employees in the bargaining unit represented by the Association and that, upon receipt of said exemption, the parties will forthwith meet to negotiate revisions to working conditions covered by said Rules.
2. Allowance of credit for previous experience within and outside of State service.
3. Payment of authorized annual increments without delay.

#Sixty-Nine (69) OF 161 Exhibits BY J.J. CRAPO JJC/jjc

Seventy (70) OF 161
Exhibits


Massachusetts Mental Health
Social Workers Association
AGREEMENT WITH
Commonwealth of Massachusetts
Department of Mental Health

BY Mr J.J. CRAPO
JJC/jjc

... Seventy-one ... of
161 Exhibits -

...LE COPY

Awards — Pulitzer Prizes

Awards — Pulitzer Prizes

By Mr J.J. CRAPO
JJC/11

#Seventy-Two(72) Exhibit
by John J. Crapo

OE/161
JJC

#Seventy-three (73) of 161 Exhibits

STATEMENT IN SUPPORT OF SENATE BILL 647

This act would abolish the title of head psychiatric social worker for those administrative social workers who are not staff directors but are functioning as director of a program, supervisor, consultant, or coordinator. In establishing a new administrative title it would provide a more up-to-date, appropriate title and salary scale.

This act would eliminate numerous social work administrative problems within the Department of Mental Health. It would also assist in the recruitment and retention of qualified social work administrators.

These proposed changes have already been recommended by the Governor's Task Force on the implementation of the Mental Health Program and would coincide with recent appointments within the Department of Mental Health on a departmental and regional level.

February 15, 1968

Mass. Mental Health Social Workers Association

By J. J. CRAPO

JJC/jjc

#Seventy-Four (74)
161 Exhibits

Burton F. Riley
Secretary-Treasurer
International Printing and
Graphic Communications Union
1730 Rhode Island Avenue, N.W.
Washington, D.C. 20036

Mr. John J. Crapo, Senior Social Worker
Concord/ Mystic Valley Units
The Commonwealth of Massachusetts
Department of Mental Health
Metropolitan State Hospital
Waltham, Massachusetts 02154

B-1 J.J. CRAPO
JJC/11C

#Seventy-Five (75) OF
161 Exhibits


WAVERLEY BR. BOSTON, MA 02179

INSTRUCTIONS TO DELIVERING EMPLOYEE

[X] Show to whom and date delivered [ ] Show to whom, date and address where delivered [ ] Deliver ONLY to addressee

(Additional charges required for these services)

RECEIPT

Received the numbered article described below.

REGISTERED NO. | SIGNATURE OR NAME OF ADDRESSEE

CERTIFIED NO. 771853 | SIGNATURE OF ADDRESSEE'S AGENT, IF ANY

INSURED NO.

DATE DELIVERED 10/28 | SHOW WHERE DELIVERED

WAVERLEY BR. BOSTON, MA 02179

INSTRUCTIONS TO DELIVERING EMPLOYEE

[X] Show to whom and date delivered [ ] Show to whom, date and address where delivered [ ] Deliver ONLY to addressee

(Additional charges required for these services)

RECEIPT

Received the numbered article described below.

REGISTERED NO. | SIGNATURE OR NAME OF ADDRESSEE

CERTIFIED NO. | SIGNATURE OF ADDRESSEE'S AGENT, IF ANY

INSURED NO.

DATE DELIVERED | SHOW WHERE DELIVERED

BY J. J. CRAPO

#Seventy-Six (76)
OF 161 Exhibits



By J.J. CRAPO
Pro Se

~~B~~ # Seventy-Seven (77) OF 76 exhibits

BY J.J. CRAPO



Arlington Bedford Lexington Winchester Woburn

MYSTIC VALLEY CHILDREN'S CLINIC
186 Bedford St., Lexington, Mass. 02173
VOlunteer 2-7370

December 19, 1967

Mr. J. J. Crapo
Box 349
Waltham, Massachusetts

Dear Mr. Crapo:

Thank you for sending us the various bills which I and my staff found very interesting and constructive. If you can, would you have sent to us, some Applications for the Social Workers Association for Mrs. Robey, since she is not a member yet.

I appreciate your efforts to keep us informed.

Sincerely yours,

Mary San Martino
Chief Social Worker

MSM:ds - enc.

Seventy-EIGHT (78) OF 161 Exhibits BY J. J. CRAPO

Seventy-Nine (79) OF 161
Exhibits
BY J.J. CRAPO

Metropolitan State Hospital
475 Trapelo Road
Waltham, Massachusetts 02154

June 7, 1967

Michael Keith, Esquire
American Federation of State, County,
and Municipal Employees, A. F. L.-C. I. O
100 Boylston Street
Boston, Massachusetts 02108

Dear Mike:

The name of the Chairman of the Social Workers Organization of the Department of Mental Health is The Reverand Richard Fahey, S. J. and he can be reached at the North Suffolk Mental Health Center, 79 Paris Street East Boston, L09-2032.

You can tell him I gave you his name, and that I feel he should look into the possibility of the group affiliating with the union.

Good Luck.

Sincerely,

John J. Crapo
Psychiatric Social Worker

~~Seventy~~ Eighty (80) OF (6/ Exhibits

ARTICLE X

ORDER OF BUSINESS

SECTION I Reading of Minutes

SECTION II Treasurer's Report - reception and disposition of bills

SECTION III Report of the Board of Directors

SECTION IV Reports of Standing, Special Committees

SECTION V Unfinished Business

SECTION VI New Business

SECTION VII Good of the Association

SECTION VIII Appointment of Committees

SECTION IX Adjournement

ARTICLE XI

AMENDMENTS

SECTION I Any alterations or additions to these BY-LAWS shall be offered in writing by any member at any meeting of the Board of Directors, but shall not be acted upon until the subsequent meeting of the entire membership and after due written notice to members. Said alterations or additions shall be accepted by a two-thirds (2/3) majority of those present and voting.

ARTICLE XII

RATIFICATION

SECTION I These BY-LAWS shall become effective immediately upon ratification by the majority vote of those present and voting.

ADOPTED,

at ____________________

on ____________________

BY J.J. CRAPO

By J. J. Crapo

MASSACHUSETTS MENTAL HEALTH SOCIAL WORKERS' ASSOCIATION

ARTICLES OF ORGANIZATION

ARTICLE I
NAME

SECTION I The name of the organization has been the Social Workers' Organization of the Department of Mental Health.

ARTICLE II
PURPOSES

SECTION I The purposes of the organization have been: (a) to promote unity among all social workers employed by the Department of Mental Health; (b) to enhance the growth of social work and social workers within the Department of Mental Health by united effort; (c) to discover the best means for implementing "a" and "b".

ARTICLE III
RATIFICATION

SECTION I The above articles of organization were ratified at a meeting of Social Workers employed by the Department of Mental Health at Metropolitan State Hospital on March 14, 1967.

SECTION II The following were elected pro tem as officers, executive board and coordinating committee of the organization:

Officers and Executive Board:

Rev. Richard Fahey S.J.	Chairman
Burham Riggs	First Vice-Chairman
Anthony Virgilio	Second Vice-Chairman
Dorothy Mathews	Treasurer
Adelaide Rose	Secretary
John Callahan	
Richard Kinsella	
Mary Love	
Robert Nolan	
Carl Sawtelle	

Coordinating Committee (in addition to the above):

Robert Behrens	Clarace Galt	Sophie Levin	Mary SanMartino
Betty Blackmer	Harold Geddes	Mary Lynch	Willis Scott
Beatrice Bloom	Robert Gilbert	Roy McCoy	Jane Stetson
Joan Burnis	Beth Kaiser	Tom McDonald	James Totten
Joseph Devlin	Mike Kerner	Charles McManus	Gregory Tragellis
Norman Fisher	Paul Laughlin	Henry Mirsky	Mary Waring

*Magdalene Baer *John Chambers *Leonard Rowe *Beri Shostack
(*Added may 3, 1967 at Cushing Hospital meeting of Social Workers, Department of Mental Health.)

[illegible handwriting]

[illegible handwriting]

ARTICLE IV

ELECTION OF OFFICERS

SECTION I Officers of the Association: President, Vice-President, Corresponding Secretary, Treasurer, Recording Secretary, together with eight (8) members, all elected annually shall constitute the Board of Directors.

SECTION II In addition to the Board of Directors there shall be a thirty-six (36) member Coordinating Committee consisting of a proportionate representation from various settings and mental health areas of the state. One-third shall be elected for a one-year term; one-third for a two-year term; one-third for a three year term.

SECTION III The election of Officers, Board Members, and Coordinating Committee shall take place at the annual meeting in June.

SECTION IV A Nominating Committee of seven (7) members shall be appointed by vote of the Coordinating Committee at the April meeting and shall prepare a slate of candidates prior to the June meeting. Additional nominations from the floor will be allowed at the annual meeting prior to the closing of nominations.

ARTICLE V

BOARD OF DIRECTORS

SECTION I General Powers and Duties: The affairs of the Association shall be governed by the Board of Directors. Among its duties shall be the auditing of the books of the Association.

SECTION II A majority of the Board of Directors shall constitute a quorum for the transaction of business and a vote of the majority of the Board shall be necessary for a binding decision.

SECTION III The Board shall meet at least once a month or as frequently as the Officers deem necessary.

ARTICLE VI

DUTIES OF OFFICERS

SECTION I PRESIDENT: Shall be the chief executive of the Association. Shall preside at all meetings. Shall have the power to appoint; (a) officers pro tem; (b) chairmen of standing committees; (c) chairmen of special committees. Shall perform such other duties as may properly come within his province.

SECTION II VICE-PRESIDENT: Shall assist the President in any appropriate manner and shall officiate for the President in the latter's absence.

SECTION III CORRESPONDING SECRETARY: Shall attend to all secretarial work of the Association relating to official correspondence. Shall give notice to members of the Association meetings. Shall preside at meetings in the absence of the President and Vice-President.

SECTION III After study, the following BY-LAWS are suggested by the representatives (ratified in Article III, Section 2) for adoption and ratification.

BY-LAWS

ARTICLE I

NAME

SECTION I The name of the organization is the Massachusetts Mental Health Social Workers' Association.

ARTICLE II

PURPOSES

SECTION I The purposes of the organization shall be: (a) to promote unity among all social workers employed by the Department of Mental Health; (b) to enhance the growth of social work and social workers within the Department of Mental Health by united effort; (c) to develop, advance, and maintain professional principles and techniques in order to insure the highest quality of social work service to the citizens of the Commonwealth; (d) to maintain sound and enlightened relations with other public and private agencies and organizations and with the public in general.

ARTICLE III

MEMBERSHIP

SECTION I Any social worker in the employ of the Massachusetts Department of Mental Health shall be eligible for membership during the term of his or her employment. Such shall be termed ACTIVE MEMBERSHIP. Retired members may retain membership without cost but will have no voting power. Honorary members may be voted into the Association but may attend business meetings only by written invitation.

SECTION II Application for membership: Any person eligible for membership shall personally request application for same.

SECTION III On all matters professional, social, charitable and otherwise, only active, paid members shall be entitled to vote and to enter into discussion therein.

SECTION IV Dues for active membership shall be Five Dollars ($5.00) initially and Two Dollars ($2.00) monthly thereafter. Those members who desire may pay Twenty Dollars ($20.00) in advance annually. Any persons previously donating any funds shall be credited given amount towards first year's dues.

SECTION V Fiscal year ends June 30th. Non-payment of dues after notification will automatically cause termination of membership.

acquainted with all Federal and State legislation relative to social work and to advise the Board on legislative matters.

(d) The MEMBERSHIP Committee shall consist of one member of the Board of Directors as Chairman who will appoint seven members representing the Mental Health Regions of the state. This committee shall encourage active membership by all social workers employed by the Department of Mental Health. It shall process applications prior to final action by the Board of Directors.

(e) The PROFESSIONAL PRACTICE Committee shall consist of a member of the Board of Directors as Chairman who will appoint a minimum of five members from each of the social work methods (i.e., administration, casework, community organization, group work, research). It shall evaluate all social work programs and practices and determine whether the needs of all citizens in their respective regions are being met. It shall advise the Board on the need for implementing new programs and/or supplementing existing programs. It shall join with the Program Committee in planning and implementing the professional meetings of the Association.

(f) The PROGRAM Committee shall consist of a member of the Board of Directors as Chairman who will appoint at least seven other members. It shall arrange and supervise all professional and social meetings of the Association. It shall work in cooperation with the Professional Practice Committee.

SECTION II The SPECIAL Committees of the Association shall be those determined by the President as he deems necessary.

SECTION III Meetings: All Committees shall meet at least quarterly and submit annual reports in time for the annual meeting in June.

ARTICLE IX

MEETINGS

SECTION I Regular meetings shall be held at such times and places as decided upon at previous meetings.

SECTION II Special meetings may be called by the President upon the written request of twenty (20) members in good standing. The Corresponding Secretary shall notify members of same by written notice from within thirty (30) to sixty (60) days after receipt of request.

SECTION III Not less than two (2) meetings per year shall be held for the exclusive purpose of increasing the professional proficiency of active members. These meetings may be open to non-members but active members will receive first priority.

#Eighty-Five (85) of 161 Exhibits.

ARTICLE X

ORDER OF BUSINESS

SECTION I Reading of Minutes

SECTION II Treasurer's Report - reception and disposition of bills

SECTION III Report of the Board of Directors

SECTION IV Reports of Standing, Special Committees

SECTION V Unfinished Business

SECTION VI New Business

SECTION VII Good of the Association

SECTION VIII Appointment of Committees

SECTION IX Adjournement

ARTICLE XI

AMENDMENTS

SECTION I Any alterations or additions to these BY-LAWS shall be offered in writing by any member at any meeting of the Board of Directors, but shall not be acted upon until the subsequent meeting of the entire membership and after due written notice to members. Said alterations or additions shall be accepted by a two-thirds (2/3) majority of those present and voting.

ARTICLE XII

RATIFICATION

SECTION I These BY-LAWS shall become effective immediately upon ratification by the majority vote of those present and voting.

ADOPTED,

at ______________________

on ______________________

BY J.J. CRAPO

Exhibit

HOUSE RULES

SPEAKER
MacLean - Fairhaven
Kevorian - Everett
Goffetti - Taunton
Shea, CV - Worcester
Rome - Somerville
Nolen - Ware
Perrault - Westford
Pina - New Bedford
Bunte - Boston
Flynn, PT - Bridgewater
Engdahl - Worcester
Donnelly - Boston
Dorie - Revere
Cahillane - Springfield
Marotta - Medford
Nagle - Northampton
Noble - Boston
Pokaski - Boston
White, TP - Worcester

* * *

Hatch - Beverly
Robinson - Melrose
Curtiss - Sheffield
Harrington, ED - Holden
Gly - Saugus

HOUSE
WAYS AND MEANS

FINNEGAN, JJ - Boston
Duffin - Lenox
Pack - Dartmouth
Scibelli - Springfield
Craven - Boston
Kuss - Fall River
Vallon - Clinton
Bohigian - Worcester
Gullmette - Lawrence
Cain - Wilmington
Aslaf - Brockton
Bevilacqua - Haverhill
McKenna - Springfield
Feeney - Boston
Manning, MJ - Milton
Shea, FL - Lowell
Frank - Boston
McCarthy, PC - Peabody
Fitzgerald - Boston
Jordan - Springfield
Ruane - Salem

* * *

Long, CW - Dover
Gray - Framingham
Cole - Lexington
Connelly, EW - Agawam

HOUSE
BILLS IN THE THIRD READING

MURPHY - Peabody
Creedon - Brockton
Nordberg - Reading

BANKS AND BANKING

Sens. LEWIS - Suffolk & Norfolk
Brennan - Middlesex
Walsh - Suffolk & Norfolk
Atkins - Middlesex & Worcester
Owens - Suffolk
Saltonstall - Essex & Middlesex

Reps. AGUIAR - Swansea
Semensi - Randolph
Campobasso - Arlington
Manning, AJ - Waltham
Creedon - Brockton
Marotta - Medford
McNeil - Leicester
Pickett - Somerville
Bolling - Boston
Moriarty - Abington
Rogers, AJ - Framingham
Ciccarelli - Watertown

* * *

Reps. Saltmarsh - Winchester
Rogers, BA - Westborough
Conway - Nantucket

COMMERCE AND LABOR

Sens. McKINNON - Norfolk & Plymouth
Wall - Essex & Middlesex
Pollard - Essex
Wetmore - Worcester, Franklin, Hampden & Hampshire
Fitzpatrick - Berkshire
Hall - Worcester

Reps. DEMERS - Chicopee
Bowe - Somerville
Campobasso - Arlington
Finnigan, RF - Boston
Orlandi - Boston
Collaro - Worcester
Swartz - Haverhill
Wetherbee - Pepperell
Flynn, BD - Amesbury
Keating - Sharon
Larkin - Needham
McNally - Franklin

* * *

Reps. Shortell - Greenfield
Natelos - Holliston

COUNTIES

Sens. TULLY - Middlesex
Barnasha - Hampden & Hampshire
Buckley - Plymouth & Norfolk
Olver - Franklin, Hampshire & Hampden
Brennan - Middlesex
Aylmer - Cape, Plymouth & Island

Reps. FLAHERTY, CF - Cambridge
Lombardi, MJ - Cambridge
Collaro - Worcester
Grimaldi - Springfield
Rapoza - Somerset
Semensi - Randolph
Navin - Marlborough
Flynn, WJ - Hanover
Bucho - Worcester
Rohan - Holyoke
Flynn, BD - Amesbury
DeVito - Everett

* * *

Reps. Trudeau - Springfield
Switzler - Wellesley
Driscoll - Northbridge

EDUCATION

Sens. BOVERINI - Essex
Fonseca - Bristol
D'Amico - Worcester
Timilty - Norfolk & Suffolk
Rogers - Bristol & Plymouth
Saltonstall - Essex & Middlesex

Reps. MATRANGO - North Adams
Gallugi - Wakefield
Kendall - Falmouth
Collins - Amherst
Lynch, CJ - Westfield
Brownell - Quincy
Corazzini - Shrewsbury
Noble - Boston
Sheets - Quincy
Mullins - Ludlow
Paleologos - Woburn

* * *

Reps. Gannett - Wayland
Driscoll - Northbridge
Holland - Longmeadow
Sprague - Sherborn

BY J. J. CRAPO, Pro Se

#Eighty-Seven (87) OF 161 Exhibits

VETERANS ADMINISTRATION
OUTPATIENT CLINIC
17 COURT STREET
BOSTON, MASSACHUSETTS 02108

YOUR FILE REFERENCE:

IN REPLY REFER TO:

April 21, 1969

John,

I thought you might be interested in this material.

Charlie

Include Zip Code in your return address and give veteran's social security number.

Show veteran's full name and VA file number on all correspondence. If VA number is unknown, show service number.

BY J. J. CRAPO

#Eighty-Eight (88) OF 161 Exhibits

BEST AVAILABLE COP

VETERANS ADMINISTRATION
OUTPATIENT CLINIC
17 COURT STREET
BOSTON, MASSACHUSETTS 02108

YOUR FILE REFERENCE:

IN REPLY REFER TO:

April 21, 1969

John,

I thought you might be interested in this material.

Charlie

By J.J. CRAPO

Include Zip Code in your return address and give veteran's social security number.
Show veteran's full name and VA file number on all correspondence. If VA number is unknown show service number

#Eighty-Nine(89) Of 161 Exhibits

BY J. J. CRAPO



Ninety (90) OF 161 Exhibits

BY J. J. CRAPO



THE BOSTON GLOBE [illegible]

DEATHS

OBITUARIES

Paul D. Giunta, 42; memorial on [illegible]

A memorial service will be held Sunday at 7:30 p.m. in the Church of the New Jerusalem, Cambridge, for Paul D. Giunta, 42, of the Back Bay, a divinity student at the Swedenborg School of Religion, Newton, and a dental hygienist at the Martha Eliot Health Center, Jamaica Plain.

He was murdered Tuesday in his apartment at 325 Marlborough St., Back Bay.

Born and raised in Cambridge, Mr. Giunta received an associate's degree from Boston University in 1969. In 1977 he was graduated from the Forsyth School of Dental Hygiene, Boston, and later received a degree from Northeastern University in health sciences.

At the time of his death [illegible] [illegible] part-time salesman for [illegible]

[illegible]

GIUNTA

Henry J. [illegible]

Frederick J. [illegible]

[illegible]



OBITUARIES

Paul D. Giunta, 42; memorial on Sunday

A memorial service will be held Sunday at 7:30 p.m. in the Church of the New Jerusalem, Cambridge, for Paul D. Giunta, 42, of the Back Bay, a divinity student at the Swedenborg School of Religion, Newton, and a dental hygienist at the Martha Eliot Health Center, Jamaica Plain.

He was murdered Tuesday in his apartment at 325 Marlborough St., Back Bay.

Born and raised in Cambridge, Mr. Giunta received an associate of arts degree from Boston University in 1956. In 1977 he was graduated from the Forsyth School of Dental Hygiene, Boston, and later received a degree from Northeastern University in health sciences.

At the time of his death he was also a part-time lecturer at Forsyth, a part-time salesman for Ed [illegible] Harvey Luggage Co. and raised money to refurbish the Church of the New Jerusalem's organ.

Mr. Giunta served in Army intelligence from 1961-1968, being discharged as a staff sergeant. He was stationed in Vietnam, where he interrogated prisoners. He received the Joint Service Award.

Mr. Giunta returned to Boston and became a headwaiter at the Top of The Hub restaurant while working for the Cambridge Redevelopment Authority, relocating people evicted from their homes.

Mr. Giunta leaves his parents, John and Ida Giunta of Cambridge; [illegible] and a sister, [illegible] bury.



PAUL D. GIUNTA

Frederick J. Geyer

St. Mark's ordained deacon, 41

A funeral Mass for Rev. Mr. Frederick J. Geyer Jr. of 55 Alban St., Dorchester, an ordained Roman Catholic deacon at St. Mark's Church in Dorchester, will be said in the church tomorrow at 10 a.m.

Mr. Geyer died Tuesday in Carney Hospital, Dorchester, at age 41. He had suffered a number of heart attacks during the last two years.

As deacon, or assistant priest at St. Mark's, Mr. Geyer for the last five years helped celebrate Sunday Masses, baptized hundreds of infants, including those of unmarried women, and visited and gave Communion to patients at Carney Hospital and in nursing homes.

Mr. Geyer performed his unpaid services in the evenings and on weekends. His full-time job since 1958 was as customer-contact representative for Boston Edison Co.

Henry J. Curtis, 70

Nabisco account executive

Henry J. Curtis [illegible] account executive for the Nabisco Co., died Tuesday in Symmes Hospital, Arlington, after a brief illness. He was 70.

Mr. Curtis worked for the Nabisco Co. for 45 years, retiring in 1976. At his retirement he was working in the firm's Cambridge office.

Born in West Springfield, Mr. Curtis was graduated in 1929 from Melrose High School, where he played baseball and hockey. He also attended Bowdoin College.

A resident of Needham for the past 23 years, Mr. Curtis was involved in community affairs. He volunteered his time to the Needham Parks and Recreation Department, helping to teach retarded youngsters how to skate. He was also a member of the Needham Retired Men's Club.

Mr. Curtis leaves his wife, Mildred (Gray); a son, Henry J. Curtis of Winchester; two brothers, Clifford A. of Florida and Maine and Douglas W. Curtis of South Carolina, and three grandsons.

Memorial services will be Sunday at 12:30 p.m. in the Christ Episcopal Church, Needham.

Antonio Maldero, 84

Owned oil company in Boston

A funeral Mass for Antonio Maldero of Hull, former owner of the Majestic Range Oil Co. of Boston, will be said tomorrow [illegible]

#Ninety-two (92) of 161 — Exhibit.

WELL DONE from the C.G



Members of the 26th (YANKEE) Infantry Division responded magnificently to the February snow emergency.

Because of the extensive tasks levied on our troops by the storm, every Guardsman had to contribute to the job of saving human lives' and assisting communities wherever possible.

Your dedication and performance of duty reflects great credit on the National Guard and the YANKEE Division. You have truly benefitted your fellow man.

Well done.

NICHOLAS J. Del TORTO
Major General, ARNGUS
Commanding

First and Best

26th Y. D. Goes to State House



Staff Sergeant Ken Jones of Worcester (left), a member of Company B, 1-181st Infantry Battalion is congratulated by Governor Michael Dukakis for the performance of the National Guardsmen during the snow emergency activation. Center is Mrs. Kitty Dukakis and Major General Nicholas J. Del Torto, Commanding General of the 26th (YANKEE) Infantry Division. The ceremony was held at the Hall of Flags, State House, Boston, Mass.

BY J.J. CRAPO



Yankee Division

ROLL CALL

1-101 INFANTRY
To SSgt James H. Cottrell, Co. B; Stephen L. Spartano, Co. B; John R. Treggari, Co. B. To Sgt: Carl W. Polito, Co. C; Ronald S. Spellman, Co. C.

1-181st INFANTRY
To Sgt: Robert W. Ganczarski, CSC

114th MEDICAL
To Sp5 Diane H. Tierney, Co. B; Ronald A. DeMaria, Co. B; Ralph T. Stewart, Co. B; John A. Ramsey, Co. B; Glenn A. Ramsey, Co. B; Wayne C. Kelley, Co. B; Walter J. Kelley, Co. B; Walter J. Grady, Co. C; Patricia E. Green, Co. D. To Sp4 Edward R. Doyon, Hq/A; Robert J. Fiandaca, Hq/A; Herman E. Keen, Hq/A; Angel R. Munoz, Co. B; Micheal E. MacLean, Co. C; Patricia A. Johnson, Co. C. To Pfc Charles Mitchell, Hq/A; Mary E. Reilly, Co C, Bernardita Hernandez, Co. C; Maria M. Tobar, Co. C

26th AG
To Sp5 Richard E. Loftin

HHC, 26th Div
To SFC Paul D. Bourke, Robert A. Oram

Retired: 1st Sgt John F. DeCaire, CSC/1-181st Infantry
Awarded: Army Commendation Medal to Lt. Col. James P. M McDevitt, for service as Bn Cdr 101 Engineer
Commended: SSG Terrance Ferraro, Co. A/1-181st Infantry and SSgt Charles R. Grosvenor, HHC/1-181st Infantry, as outstanding NCOs.
Appointed: Lt.Col. William J. Doyle as Division G-4; Maj. Milton C. Walsh as Division Provost Marshall;

YANKEE NEWS is an unofficial publication authorized under the provisions of AR 360-81. Published bi-monthly by the 26th (YANKEE) Infantry Division, 925 Commonwealth Avenue, Boston, MA, 02215, telephone (617) 254-6755. Views and opinions expressed in the YANKEE NEWS are not necessarily those of the Department of the Army. Method of reproduction: offset.

Commanding General.............MG Nicholas J. Del Torto
Public Affairs Officer..........MAJ Santo L. Bonaccorso
Editor.............................SP4 Thomas J. Spisak
Staff Writer..........................SP5 John Crapo



YD

#Ninety-Four (94) of 161 Exhibits

P.O. Box 13, Cambridge 8, Mass. 02140

16 May 1982

Dear PROFESSOR STELLAR:-

During this spring semester while attending your course in in psychological biology in the Commission on Extension Studies, I have found myself overwhelmed with work responsibilities in my job and with the lingering residuals of a "bug."

My request is you forgive my failure to turn in the required term paper tomorrow evening when you administer the final examination and that you allow me to work on it during the summer and allow me to turn it into you the week of Labor Day, September, 1982.

We discussed early in the semester my term paper subject of Temporal Lobe Epilepsy, a subject that you approved.

Any consideration you may grant me in this matter, I shall appreciate very much.

Very truly yours,

J. J. Crapo

JOHN JENNINGS CRAPO

ASSISTANT PROFESSOR (DR.)
JAMES R. STELLAR
The Department of Psychology and Social Relations
Harvard University
830 William James Hall
Cambridge, Mass. 02138

BY J. J. CRAPO

Ninety-Five (95)
of
one hundred
sixty-one
(161)

BY J.J. CRAPO

Exhibits

BEST AVAILABLE COPY

My MONTHLY PLANNER/MY TOP PRIORITY LIST Mr JOHN JENNINGS CRAPO/Year 1999

My Mailing Address:P O BOX 400151,CAMBRIDGE MA 02140-0002 JJC/jjc

My Home Address:TEN AGASSIZ STREET APT#30 CAMBRIDGE MA 02140-2825

MEDICAL&OTHER HEALTH APPOINTMENTS	#01	My ROUTINE ~~DAILY~~ DISBURSEMENTS#	#07
LITIGATION(JOB,U.S. Social Security		Other Letters	#08
ADMIN,U.S. Securities&Exchange COM#01		Shopping	#09
ETC Inter Alia	#02	U.S.Postal Service	#10
HOUSE KEEPING DUTIES	#03	Religious Studies of Mine	#11
USE of Commercial Washing&Drying		My Walking,Hiking,Sitting on	
Machines in APT BLDG COMPLEX	#04	Benches,Inter Alia	#12
Rubbish Disposal	#05	Special Events	#13
My Record Keeping	#06	Miscellaneous	#14

[This Revision March ~~Ninth 1999~~] TENTH, THE YEAR 1999]

Jan 2002 Year 2002

MEMORANDA: This I modi- ~~fodified-To-~~ Modified To-Day.It's sti- ll can use benefit by some improve- ment hopefu- lly I may ac- complish for the year TWO THOUSAND.In Meantime This FORMAT OF MY FORM SHOULD BE ACCEPTIBLE.

Sunday	MONDAY	TUESDAY	WEDNESDAY	THURSDAY	FRIDAY	SATURDAY	MONTH Dec 2001
							MEMORANDA: Modification This Form March TENTH ~~NINTH~~, the Year 1999, 8:24 A.M. to 10:10 A.M. More Time and Costs Needed to Photo-copy This.ETC.JJC/jjc
		25 01,02 08,10 03,03	26 01,02 08,10 03,04 03	27 01,02 08,10 04,03	28 01,02 08 10,04 03	29 01,02 08,10 04,02	Jan 01st Year 2002 AMERICAN INTER-NATIONAL GROUP INC ANSWER - Re:
30 01,02 10,08 03	31 01,02 10,08 03	01 01,02 08,10 03	?	?	?	?	USA SECURITIES AND EXCHANGE COMMISSION
?	too early for me to estim-	ate circumstances, inconvenience					LAWS, RULES, and REGULATIONS
AND THREATS BUT WHY WOULD IT BE ANY DIFFERENT THAN WHAT I EXPERIENCED IN THE WAY							the terrorism it WAS ON DEC 25 2001 ?

BY J.J. CRAPO JJC/jjc

Cambridge-Somerville OBSERVER, September 1, 1971

Cambridge

GOP to endorse Democrats?

By WILLIAM F. O'NEIL, JR.

The Republican Party in Cambridge may be embarking upon a course of action which could lead to a political bloodbath, possibly splitting assunder the GOP in the University City.

The Observer has learned that the Committee's Executive Board, meeting recently for the purpose of putting together a slate of endorsed candidates for the upcoming municipal elections, refused to endorse a Republican School Committee candidate while giving the nod to three City Council candidates... all of them Democrats.

Harley Victor, chairman of the City Committee, refused to confirm the Observer's information that the Board had given a preliminary endorsement to Councillor Robert Moncreiff, present School Committeeman Francis Duehay, and Henry Owens. On the other hand, Victor would not deny the reports.

Victor did confirm, however, that School Committee candidate, John J. Crapo, Ward 7 Republican Chairman, was denied the Committee's endorsement.

Crapo, visibly upset over the non-endorsement, told the Observer that he was allowed "only three minutes to present my program" and that "half the twelve member board" walked out during the deliberation period.

"I requested reasons for the denial of the endorsement from Mr. Victor and the others remaining," stated Crapo, "and was answered with silence and an offer of a drink of whiskey, which I refused.

"I feel that I have a right to know the reasons for the

continued on page 7

Endorse Democrats?

continued from page 1

denial of my requests for an endorsement of my candidacy and I feel the public also has this right for the Republican City Committee unlike some other political groups in Cambridge such as the Civic Association, the Americans for Democratic Action, etc., is established by State Law, its members being either elected or designated in the April Primary Election held every four years state wide, and is, therefore, a public body. I therefore demand an explanation for the denial of my request for endorsement, and I demand the reasons to be made public.

"If my request for an explanation of the Republican City Committee's Executive Board's actions continues to fall on the deaf ears of its ruling 'cabal' – I have no alternative but to conclude it does not care to report on the public, and particularly to the 4,200 registered Republicans in Cambridge whom it contends it represents in matters concerning the Republican Party, the why and wherefores of its policies.

"I as a minority member of the group's membership, feel compelled to do so – and, if the group does not make public its reasons for denying me the endorsement, I shall have no choice but to publicly question the group's intentions and further to consider repudiating it for its activities, for I feel there is no room in the Republican Party for clandestine and contemptible practices."

Victor told the Observer that the City Committee will release a listing of all endorsed candidates during the last week of this month.

BY Mr John J. Crapo
PRO SE. A.A.A.B.E.
JJC(J)(NOV 15 2001

Man, 17, shot to death in New Bedford

by JESSICA HESLAM

New Bedford police are seeking the public's help in solving the early morning shooting death yesterday of a 17-year-old New Bedford man who was gunned down on the streets, police said.

Marcus Cruz was found lying in a pool of blood after police officers responded to a gunshots about 2:15 a.m. in the area of Chancery and Kempton streets in the city's West End.

Cruz, who was struck at least once in the chest near his heart, was pronounced dead a short time later at St. Luke's Hospital in New Bedford after medical technicians tried to revive him, police said.

"We appreciate any information. We hope that somebody might have come back from a club or a party and saw or heard something," Lt. Richard M. Spirlet said yesterday.

Cruz was shot in [illegible] residential area, Spirlet [illegible].

Police said they have no suspects or motive.

Cruz's death is the fourth homicide in New Bedford this year. The teenager lived a few blocks from where he was killed.

Anyone with information can call New Bedford police detectives at (508) 991-6320.

#Ninety-Eight (98) OF 161 Exhibits

By John Jennings CRAPO, Non AM IN GOVT. Non Architect.

#Ninety-Nine (99) OF 161 Exhibits

AILABLE COPY



By J. J. CRAPO

One Hundred (100) of One hundred Sixty-one (161) Exhibits

BY J.J. CRAPO

One Hundred-One (101) OF 161 Exhibits

By

Watertown Tab

Brendan Gilbane

analyses

BU dean emeritus, 71

Dec 20, 2001

Dr. Brendan F. Gilbane of Wrentham died Wednesday, Dec. 12, 2001, at his home. He was 71.

R 25

Born in Providence, R.I., Dr. Gilbane earned his bachelor's, master's and doctorate degrees from Boston University. He served in the U.S. Army during the Korean War.

He taught communications at BU since 1952. He was dean of the College of Basic Studies at the university from 1974 until he retired in 2000. Upon his retirement, a dorm at BU was named in Dr. Gilbane's honor.

He leaves his wife, Virginia (Lee) Gilbane; his 3 children, Stephen Gilbane of Arlington, Barry Gilbane of Watertown and Deryl Gilbane of Boulder, Colo.; and two sisters, Muriel Brill of Pawtucket, R.I., and Lucille Archer of Hartville, Ohio.

A memorial service in celebration of his life and recognition of his achievements as dean emeritus at Boston University will be held Wednesday, Jan. 16, 2002, at 11 a.m. in the Marsh Chapel at the university. For more information, call Meghan Say at BU at 617-353-2891.

Memorial contributions may be made to the Boston University Oncology Department for Kidney Research or to the Brendan F. Gilbane Scholarship Fund, College of General Studies, 871 Commonwealth Ave., Boston, MA. Attn.: Meghan Say.

→ J. J. CRAPO

#One hundred-two (102) OF 161
Exhibits



Watertown Tab

Brendan Gilbane

and press

BU dean emeritus, 71

Dec 20 2001

P. 25

Dr. Brendan E. Gilbane, of Wrentham, died Wednesday Dec. 12, 2001, at his home. He was 71 [illegible]

Born in Providence, R.I., Dr. Gilbane earned his bachelor's, master's and doctorate degrees from Boston University. He served in the U.S. Army during the Korean War.

He taught communications at BU since 1952. He was dean of the College of Basic Studies at the university from 1974 until he retired in 2000. Upon his retirement, a dorm at BU was named in Dr. Gilbane's honor.

He leaves his wife, Virginia (Lee) Gilbane; his children, Stephen Gilbane of Arlington, Barry Gilbane of Watertown and Deryl Gilbane of Boulder, Colo.; and two sisters, Muriel Brule of Pawtucket, R.I., and Lucille Archer of Hartville, Ohio.

A memorial service in celebration of his life and recognition of his achievements as dean emeritus at Boston University will be held Wednesday, Jan. 16, 2002, at 11 a.m. in the Marsh Chapel at the university. For more information, call Meghan Say at BU at 617-353-2891.

Memorial contributions may be made to the Boston University Oncology Department for Kidney Research or to the Brendan E. Gilbane Scholarship Fund, College of General Studies, 871 Commonwealth Ave., Boston, MA. Attn: Meghan Say.

BY
Misty
J.J.
CRAPO
J.J.C/
jjc

(MR) John J. Crapo.
PO Box 400151
CAMBRIDGE MA 02140-0002 BEST AVAILABLE COPY

Letters to the Editor
Boston Globe
PO Box 2378
BOSTON MA 02107-2378

December 26th Year 2001

page two (02)

Dear Editor

Your article Concerning the Governing political party of ARGENTINA (Boston Globe December 25 2001) FAILED to mention ARGENTINE PRESIDENT ISABEL PERON who IS OFTEN considered The First woman Head of STATE in The Americas. MRS. PERON became The WIFE of General JUAN DOMINGO PERON UPON the death of Mrs MARIA EVITA DUARTE PERON

MRS (Senora) MARIA ESTELA PERON WAS ELECTED VICE PRESIDENT OF THE ARGENTINE Republic AND TOOK OFFICE Oct 12, 1973. AND Succeeded General Peron as President of The Argentine Republic June 29 1974 who resigned due to serious illness. Her Full Name WAS Senora MARIA ESTELA MARTINEZ de Peron

More accurately Queen Elizabeth First was First woman head of state. New Foundland was FORMALLY claimed BY ENGLAND IN 1583 by SIR HUMPHREY GILBERT, Known FOR His interests in Discovering a NorthWest Passage

next page please

1/61 Exhibit BY J. J. CRAPO

P.2 J.J. CRAPO to B. 610k Dec 26 2001)

There was in Guatemala Governor

Beadrice de la Cueva who succeeded her husband Gov. Pedro de ALVARADO who had died. She herself died, a victim of a FLOOD

There was ~~Quee~~ French Queen Catherine de Medici who was Queen regent 1560-1563, DURING the reign of her husband ~~admiral~~ ~~Jacques CARTIER~~ Fr. King Henry II, Cpt Jacques Cartier planted a cross IN 1534 on the Gaspé Penninsular on Behalf of Kingdom of France's Francis Ist, King

There was the Kingdom of Denmark's ruler, Her majesty Margaret child bride to the Kingdom of Norway Haakon ~~VI~~ 6th. Greenland, known officially as ~~KALAA~~ ~~KALAALLIT~~ KALAALLIT NUNAAT, is a dependency of the Kingdom of Denmark - AND IS Part of the CONTINENT of North AMERICA

1387 Queen Margaret Queen regent of Kingdoms of Denmark + Norway 1387 - 1388 Sweden accepted her as Queen Soverign

10 PM I hear pounding Thumping NOISE Disruptive!

SJC/JJC 10:15 PM

1917 Virgin Islands then of the Danish W. Indies bought by USA - 1972 Margarethe II, Queen Regnant of Kingdom of Denmark

P. two (2) of two (2) pp

Exhibit 161 of Four (one Hundred-) #104

By John J. CRAPO

One Hundred-Five (105) OF 161 (One hundred sixty-one) BY Exhibits

MR J.J. CRAPO

JJC/

JJC

U.S. Postal Service
CERTIFIED MAIL RECEIPT
(Domestic Mail Only; No Insurance Coverage Provided)

OFFICIAL USE

7000 2870 0000 6625 8395

Postage	$ 1.35
Certified Fee	1.50
Return Receipt Fee (Endorsement Required)	1.50
Restricted Delivery Fee (Endorsement Required)	
Total Postage & Fees	$ 4.25

Postmark Here

USPS FORT POINT STA BOSTON MA 02205 JUN 22 2001

Sent To RESIDENT OR RESIDENTS

Street, Apt. No.; or PO Box No. 30 LANCASTER ST

City, State, ZIP+4 CAMBRIDGE MA 02140

PS Form 3800, May 2000. See Reverse for Instructions

one Hundred-SIX/106
OF BY

Mistr

J.
J.
CRAPO

U.S. Postal Service
CERTIFIED MAIL RECEIPT
(Domestic Mail Only; No Insurance Coverage Provided)

7000 2870 0000 6625 8395

OFFICIAL USE

Postage	$ 1.39
Certified Fee	1.50
Return Receipt Fee (Endorsement Required)	1.50
Restricted Delivery Fee (Endorsement Required)	
Total Postage & Fees	$ 4.75

Postmark Here: USPS FORT POINT STA BOSTON MA 02205 JUN 22 2001

Sent To RESIDENT OR RESIDENTS
Street, Apt. No.; or PO Box No. 30 LANCASTER ST
City, State, ZIP+4 CAMBRIDGE MA 02140

PS Form 3800, May 2000 See Reverse for Instructions

JJC///C

7/161/mesixty-
One/Exhibit



Latin America • Perfect Season • Inner-City Schools
HARVARD
JANUARY-FEBRUARY 2002
Terrorism
CAUSES and CONSEQUENCES
MR. JOHN J CRAPO

[illegible]
OF 161 Exhibits


32
33
ANNO X
SPECIALE
MAGGIO 1976

ITINERARI

PERIODICO
DI INFORMAZIONE TURISTICA
DELL'E. P. T. DI PORDENONE

By J.J. CRAPO
JJC/jjc

OF 161 Exhibits



By John J. CRAPO
JJC/ll/C

#One Hundred-Ten (110) or 101
Exhibits



BY JOHN J. CRAPO

OUTLINE FOR MEDICAL-SOCIAL HISTORY

FAMILY HISTORY

Paternal Side — General background of paternal ancestors, social standing, nationality and race.
Data as to following individuals:
Paternal grandfather, paternal grandmother, father. Inquire about: insanity, feeblemindedness, epilepsy, neurotic manifestation, excessive alcoholism, instances of suicide, delinquency, etc. Also questions to any so-called "family diseases", including tuberculosis, cancer, migraine, etc. Where possible secure for each individual full name, age if living, birthplace, condition of health, occupation, age at and cause of death, if dead. With parents it is of value to know also educational level, and outstanding personality traits.

Maternal Side — Same material as for paternal side. If parents were related mention this.

Siblings — List in order all the mother's pregnancies, including those resulting in miscarriages or stillbirths, and including the patient in his proper place. Give cause of death of any siblings who have died. For the living siblings, try to ascertain name, age, civil status, number of children if married, general health, occupation. Inquire about the same conditions as previously mentioned, e.g., insanity, feeblemindedness, etc.

PERSONAL HISTORY

Birth and Early Development — Exact place and date of birth.
Prenatal influence, age of parents at patient's birth, condition of mother, excessive alcoholism of either parent.
Nature of delivery and length of term, use of instruments, birth injury, birth weight.
Development mental history - feeding difficulties, age at walking and talking, convulsions, retarded development.

Childhood — General description of childhood (up to about 12 years).
Illnesses and injuries and any after-effects of these.
Play-life, amount of activity, age of children preferred as playmates, patient a leader or follower, type of play preferred.
Neurotic traits, enuresis, nail-biting, thumb-sucking, finicky food habits, night terrors, etc.

Educational History — Age of entering school, general progress, repetition of grades, double promotions.
Intellectual ability in school, outstanding achievements or difficulties. Conduct at school, adjustment to schoolmates and teacher.
Grade reached, age at and reason for leaving school.
Subsequent study or training, e.g., at night school, adult education courses.

Settlement Data — If foreign born, date and port of arrival in this country, has he been naturalized?
Length of residence in Mass., history of local settlement.

#ONE Hundred-Eleven (111) OF
161 Exhibits

BY J. J. CRAPO
JJC/JJC

on Narrated - ... of 161 Exhibits

Military Service State company or unit, position, length of service, injuries received, dates of entering and leaving service, type of discharge, compensation received since service.

Habits Use of alcohol, amount and frequency of consumption, type of liquor taken, number of years of addiction, and circumstances of first resort to liquor.
Drinking habits - solitary or social, week-ends, occasional sprees, etc.
Effect of alcohol on disposition, behavior, and work.
Use of drugs - type of drug taken, amount, frequency, alleged reason for its use.
Effects of drugs and attempt to break habit.
Use of tobacco, moderate or excessive.

Court Record Complete chronological history of arrests and sentences (best obtained at Mass. Board of Probation.)

Religion Church connections and activities, regular or irregular in attendance, unusual religious interests, changes in religious practices or ideas.

Personality and Interests
1. Intellectual endowment, judgment, common sense, shrewness, suggestibility, decisiveness, or lack of decision.
2. Social adjustment, sociable or seclusive, enjoyment of crowds, number of friends, leader or follower, demonstrativeness, reserve.
3. Disposition.
4. Predomination moods - restlessness, hopelessness, over-optimism, depression, suspicion, irritability, brooding, introspection, tendency to mood swings.
5. Emotional reactions - fear, jealousy, suspicion, impulsiveness, tendency to temper display.
6. Energy output, amount of activity, sustained or fitful, easy fatiguability.
7. Ethical standards, sense of right and wrong, tendency to lie or steal, strength of ideals.
8. Interests - use of leisure time, sports, movies, reading, music, handwork, clubs, etc.

Occupational History Chronological statement of position held including, if possible, type of work, name of employer, wages, length of employment, and reason for leaving. Note resourcefulness, ability to manage others. History of difficulties with other employees or employers. Decline in wages or work efficiency.

Psycho-Sexual and Marital History Attitude - frankness, excessive modesty, disgust, conventional or unconventional reactions.
Pre-marital experiences-history of love affairs and apparent significance of these, broken engagements, illicit relations, narcissism, homosexual interests or practices, bestiality.
Courtship - length and circumstances of acquaintance, difference in ages, attitude of relatives toward marriage, reasons for marriage.
Marital - date of marriage and name of spouse, names and ages of all children, with school standing or occupation, any outstanding personality traits, problems or illnesses. List also any stillbirths or miscarriages, success and happiness of married life, degree of sexual compatibility, cause of friction, periods of separation; if divorced, date and reason for divorce.

BY Mr J. J. CRAPO
JJC/jjc

One Hundred - Thirteen (113)
OF 161 Exhibits
JJC/jjc

Family or Home Life Sometimes desirable to use this heading when a good many details are obtained as to family relationships, changes in financial status, changes in residence, friction among members of the family, jealousies, etc. This heading may also be used to describe the mode of living of an unmarried person.
Physical set-up of home - Psychological factors with emphasis on relationships

Medical History Chronological statement of all illnesses, operations, or accidents with exact dates of any hospitalization, if possible. Note sequelae or unusual reactions. Inquire specifically for any illnesses accompanied by high fever or any head injuries. Check by questions as to the various systems, i.e., cardio-respiratory, gastro-intestinal, etc. Regarding menstrual history, note age at establishment of menses, frequency and amount of flow, any irregularity for cessation, symptoms of menopause, date of menopause, if past.

Past Difficulties or
Previous Attacks of Mental Disorder Chronological history of any previous mental illnesses with dates, apparent precipitation factors, description of symptoms, length and place of hospitalizations, extent of recovery, include hospital diagnosis if obtained.

Present Situation or
Onset of Present Illness Describe first evidence of change of character or behavior and state when this occurred. Give a detailed description of symptoms as observed by informant, with possible causes or precipitating factors. Note changes in personal appearance, slovenliness in dress, failure to bathe or shave, untidiness, etc. Inquire as to bizarre behavior, grimacing, mannerisms, overtalkativeness or mutism, daydreaming, staring into space, failure to respond to questions. Note sensitiveness, suspiciousness, Quote accurately and in detail false ideas expressed and any indications of hallucinatory experiences. Inquire as to compulsive or obsessional phenomena. Note changes in mood, depression, elation, boastfulness, instability, irritability. Note suicidal threats or attempts and note also any violence toward others, threats of violence or destructiveness. Inquire as to memory loss, narrowing of range of interest, confusion, inability to concentrate, loss of orientation. Inquire as to moral lapses, changes in social habits, ideas, preoccupation with own physical or mental symptoms, etc. Note physical accompaniments such as marked loss or increase in weight, failure in appetite or peculiar eating habits, insomnia, headaches, dizziness, speech disorder or slurring, accompanying physical disease or debility. In giving onset, avoid diagnostic terms, describing rather what the patient actually did or said. Note final precipitating factor in bringing about commitment.

By J.J. CRAPO,
Pro Se

[illegible] OF 161 Exhibits

MASSACHUSETTS MENTAL HEALTH SOCIAL WORKERS ASSOCIATION

Board Meeting Nov. 6

The meeting opened at 1:55. Present: Fisher, Congdon, Geddes, Mirsky Kaiser, Love, Loughlin, Sarmanian, Gilbert, Sullivan, and W. Vargus.

Jack Sullivan reported his attendance at a meeting with Personnel at which favorable feeling re: raising Social work salaries were expressed. Favorable feeling also is being expressed within Department of Mental Health. However, Dr. Greenblatt is concerned re: the problem of obtaining funds for this. He apparently favors job classification changes as the best way to up-grade. Dr. Greenblatt is planning a message to the Governor stressing strongly the need for salary up-grading in the Department of Mental Health.

Jack reported that temporary employees who do not meet civil service examination specifications are being let go. Apparently all such employees will eventually be dismissed.

Jack reported that our T.O.'s were not submitted with the regular D.M.H. budget, as agreed during collective bargaining, but were submitted in a supplementary budget. This constitutes a grievance if we should decide to pursue it.

Jack discussed his contacts with Betty Glasser, new director of Social Service in central office. She would not accept a grade 19, and is apparently paid as a 21. She has been requested by Dr. Greenblatt to work up a "career ladder" social service and is setting up one which is scaled at somewhat lower salaries than ours. ~~Dr. Greenblatt-[illegible]~~ She is interested in our T.O. however, and when the presentation is made to Dr. Greenblatt--with Jack and Gene Nigro in attendance we will have opportunity to push for our version in case Betty Glasser has not already bought it. This development follows nicely on the heels of Personnel recommendations that we strive for Dr. Greenblatt's backing of our T.O. Personnel was very favorably impressed with our T.O.

It is expected that specifications for psychiatric social workers in new T.O. will call for a Masters Degree. Mental Health Coordinator blocks will be dropped back into either social work or psychology blocks at a commensurate level.

Jack noted that we are again approved as official representatives and bargaining agents for D.M.H. Social workers.

Jack reported that relative to the new Williams Study, job specifications are being mailed to all State employees. These must be returned by March 1. In this regard it was felt that our T.O. would be helpful as a guideline.

In an effort to get copies of the T.O. to all members as quickly as possible, copies were distributed to those Board Members who could most easily pass them on to regional coordinators of the Coordinating Committee. The latter are to be requested to disperse them in their regions. The same plan was followed to facilitate dispersal of the Newsletter.

Henry Mirsky reported the desire of the Coordinating Committee to meet with the Board. It was agreed to hold said meeting at the Massachusetts Conference on Social Welfare, Dec. 4, 3-4:30, with an Open House for all members to follow. Paul Loughlin will arrange for a suite for the meeting.

The meeting adjourned at 4:15. Next regular meeting will be held on Nov. 20 same time, same place.

Respectfully submitted
W. E. Vargus
Substituting for A. Vargus

BY J. J. CRAPO
NON M.S. IN S.S.
JJC/jjc

#One Hundred Fifteen (115) OF 161 Exhibit

DIVISION OF PERSONNEL ADMINISTRATION

THE COMMONWEALTH OF MASSACHUSETTS
DIVISION OF CIVIL SERVICE

JAN 27 1975

Notice of the results of examination for:
PROMOTION TO SENIOR SOCIAL WORKER
STATE DEPARTMENT OF MENTAL HEALTH
(Including the Institutions)

Application Number: as given in the upper left-hand corner of your notice to appear for examination.
754 8086

This is to certify that:

- [x] You passed the written examination. Percentage: 95.00
- [ ] You failed the written examination.
- [ ] You are not eligible in Training and Experience.

Persons passing the written examination will be notified later if a physical examination or strength test is required. The eligible list will be established at a later date. No standing will be available until that date.

No person shall remain eligible for more than two years upon any eligible list, notwithstanding any other provision of law to the contrary, except provisions of law extending eligibility to persons in the military and naval service.

WALLACE H. KOUNTZE
PERSONNEL ADMINISTRATOR

Name: John J. Crapo
Mailing Address: P.O. Box 13 - 10 Agassiz Street,
City or Town: Cambridge, Mass. 02140

EDWARD W. POWERS
DIRECTOR OF CIVIL SERVICE

BY J. J. CRAPO
Pro Se

One Hundred-Sixteen (116) OF 161 Exhibits

DIVISION OF PERSONNEL ADMINISTRATION

THE COMMONWEALTH OF MASSACHUSETTS
DIVISION OF CIVIL SERVICE

JAN 27 1976

Notice of the results of examination for:
PROMOTION TO SENIOR SOCIAL WORKER
STATE DEPARTMENT OF MENTAL HEALTH
(Including the Institutions)

Application Number: as given in the upper left-hand corner of your notice to appear for examination.
7548086

This is to certify that:

- [x] You passed the written examination.
- [ ] You failed the written examination.
- [ ] You are not eligible in Training and Experience.

Percentage: 95.00

Persons passing the written examination will be notified later if a physical examination or strength test is required. The eligible list will be established at a later date. No standing will be available until that date.

No person shall remain eligible for more than two years upon any eligible list, notwithstanding any other provision of law to the contrary, except provisions of law extending eligibility to persons in the military and naval service.

WALLACE H. KOUNTZE
PERSONNEL ADMINISTRATOR

EDWARD W. POWERS
DIRECTOR OF CIVIL SERVICE

Name: John J. Crapo
Mailing Address: P.O. Box 13 - 10 Agassiz Street,
City or Town: Cambridge, Mass. 02140

BEST AVAILABLE COPY

BY (Mr) J.J. CRAPO JJC/jjc

#One Hundred - Seventeen (117) OF 161 Exhibits

By J.J. CRAPO, Pro Se

May the Joy and Peace of Christmas
Be with you throughout the Year

Best wishes,
Marie Howe

#One Hundred Eight Teen (118) OF 161 Exhibits

BULK RATE
U.S. POSTAGE
PAID
Somerville, Mass.
Permit No. 59755

BOSTON, MASS.
AM
13 DEC
197[illegible]

Mr. + Mrs. John Crapo
P.O. Box 13
10 Agassiz St.
Cambridge, Ma. 02140

BY J.J. CRAPO
JJC/jjc

One hundred Nineteen (119) of
161 Exhibits.
BY Mr J. J. CRAPO

The Forbes 500s on Wall Street

This table shows how the 778 companies that qualified for one or more of the Forbes 500 lists fared on Wall Street.
Also included: earnings per share and earnings forecasts.

In the 52 weeks ended Mar. 23, 1989 the *Investor's Daily* 6000—the index used to compute relative performance of the 778 shares listed below—was up 7.8%. The blue-chip Dow industrials were up 8.5%. The 778 Forbes 500s companies gained an average of 7.5%.

Quite a range of prices here. MCorp, which as Mercantile National Bank was trading at a split-adjusted 10 two decades ago, was recently quoted at ¾. Berkshire Hathaway, which traded at 25 in 1968, not long after Warren Buffett took it over, is now at 4910.

We don't show 20-year performance below—a goodly number of the companies didn't even exist 20 years ago—but we do show 52-week performance on Wall Street. The best performer was Service Merchandise, up 174%. MCI Communications, Pennwalt, Holly Farms, BankAmerica and Columbia Pictures all doubled or better.

In this table, a fiscal year ending between June 1988 and May 1989 is designated as fiscal 1988 regardless of the calendar year it ends in. Estimates for 1988 earnings per share are shown (and marked "E") if results are not yet available. Earnings estimates come courtesy of the Institutional Broker Estimate System [illegible] brokerage firm of Lynch, Jones & Ryan. [illegible] indicates the level of [illegible] Abbott Laboratories' [illegible] most of its 33 estimates [illegible] consensus estimate of $3.88.

Five-year price ranges are for the [illegible] 1984 and Mar. 23, 1989. These [illegible] spinoffs or special cash dividends, but [illegible] performance does reflect the value of [illegible]. An asterisk for the five-year range designates [illegible] an incomplete trading history for the full period. For [illegible] public less than one year, the latest 12-month range [illegible] includes an asterisk. "Stock performance relative to market" compares a company's price action to that of the *Investor's Daily* index. American Home Products, for example, gained 5%, while the *Investor's Daily* index was up 7.8%. American Home Products' relative performance is 98; 100 would mean it tied the market.

William O'Neil & Co., Los Angeles-based publisher of *Investor's Daily*, supplied the stock market data.

[illegible]

[illegible]

OF 161 Exhibits.



FIRST CLASS MAIL

BEST AVAILABLE COPY

Advest
Serving Investors Since 1898

ADVEST, INC.
A Subsidiary of The Advest Group, Inc.
90 State House Square, Hartford, CT 06103

JOHN JENNINGS CRAPO
PO BOX 400151
CAMBRIDGE MA 02140-0002

JJC/jjc

By M/ J. J. CRAPO,
PRO SE

two (122) OF 161 Exhibits

by
J.J. CRAPO
JJC
jjc



0.57
U.S. POSTAGE

FIRST CLASS MAIL

Advest
Serving Investors Since 1898

ADVEST, INC.
A Subsidiary of The Advest Group, Inc
90 State House Square, Hartford, CT 06103

JOHN JENNINGS CRAPO
PO BOX 400151
CAMBRIDGE MA 02140-0002

BEST AVAILABLE COPY

Advest
Serving Investors Since 1898

ADVEST, INC.
A Subsidiary of The Advest Group, Inc.
90 State House Square, Hartford, CT 06103

JOHN JENNINGS CRAPO
PO BOX 400151
CAMBRIDGE MA 02140-0002

MAILED FROM ZIP CODE 06103
DEC 05 '01
PB METER 7103580
0.80
U.S. POSTAGE

FIRST CLASS MAIL

Dec 07 2001

P. One hundred-Twenty Four (124) OF 161 — Exhibit

BEST AVAILABLE COPY

Advest
Serving Investors Since 1898

statement of account

JOHN JENNINGS CRAPO

Account No.	Taxpayer No.	FA No.	Statement Period	Page
320-14430	004-34-8050	B01	1/1/01 to 1/31/01	3 of 4

Equities and Options

Quantity	Description	Market Price	Market Value	Est. Annual Income	Annual Yield
294	AMERICAN INTERNATIONAL GROUP INC SYMBOL: AIG	85.02	24,995.88	44	0.17%
30	CLOROX CO SYMBOL: CLX	33.75	1,012.50	25	2.46%
75	FOX ENTERTAINMENT GROUP INC CL A SYMBOL: FOX	22.50	1,687.50		
30	GENERAL ELECTRIC CO SYMBOL: GE	46.00	1,380.00	19	1.37%
60	LEHMAN BROTHERS HOLDINGS INC SYMBOL: LEH	82.28	4,936.80	13	0.26%
500	MAC-GRAY CORP SYMBOL: TUC	4.01	2,005.00		
25	SARA LEE CORP SYMBOL: SLE	21.24	531.00	15	2.82%
TOTAL EQUITIES AND OPTIONS			38,548.68	116.00	0.31%

ACCOUNT ACTIVITY

SETTLED TRANSACTIONS THIS PERIOD:

Purchases and Sales

Date	Transaction	Quantity	Description	Price/Rate	Amount Charged	Amount Credited
01/31/01	BOUGHT	30	GENERAL ELECTRIC CO UNSOLICITED	46.4375	(1,452.66)	
TOTAL PURCHASES					(1,452.66)	
TOTAL SALES						0.00
NET AMOUNT FOR PURCHASES & SALES					(1,452.66)	

By J.J. CRAPO, Prof

P. onehundred twenty Five (125) OF 161 Exhibits By J.J. CRAPO, Pro Se

Advest
Serving Investors Since 1898

statement of account

JOHN JENNINGS CRAPO

Account No	Taxpayer No.	FA No.	Statement Period	Page
320-14430	004-34-8050	B01	2/1/01 to 2/28/01	3 of 4

Equities and Options

Quantity	Description	Market Price	Market Value	Est. Annual Income	Annual Yield
294	AMERICAN INTERNATIONAL GROUP INC SYMBOL: AIG	81.80	24,049.20	44	0.18%
30	CLOROX CO SYMBOL: CLX	35.96	1,078.80	25	2.31%
75	FOX ENTERTAINMENT GROUP INC CL A SYMBOL: FOX	23.90	1,792.50		
30	GENERAL ELECTRIC CO SYMBOL: GE	46.50	1,395.00	19	1.36%
60	LEHMAN BROTHERS HOLDINGS INC SYMBOL: LEH	68.65	4,119.00	17	0.41%
500	MAC-GRAY CORP SYMBOL: TUC	3.95	1,975.00		
5	MONY GROUP INC SYMBOL: MNY	37.00	185.00	2	1.08%
25	SARA LEE CORP SYMBOL: SLE	21.69	542.25	15	2.76%
TOTAL EQUITIES AND OPTIONS			35,136.75	122.00	0.34%

ACCOUNT ACTIVITY

SETTLED TRANSACTIONS THIS PERIOD:

Purchases and Sales

Date	Transaction	Quantity	Description	Price/Rate	Amount Charged	Amount Credited
02/12/01	BOUGHT	5	MONY GROUP INC UNSOLICITED	37.19	(214.90)	
TOTAL PURCHASES					(214.90)	
TOTAL SALES						0.00
NET AMOUNT FOR PURCHASES & SALES					(214.90)	

P. One hundred Twenty-Six (126) of 161 Exhibits By J.J. CRAPO

Advest *Serving Investors Since 1898* | statement of account

JOHN JENNINGS CRAPO

Account No.	Taxpayer No.	FA No.	Statement Period	Page
320-14430	004-34-8050	B01	3/1/01 to 3/31/01	3 of 4

Equities and Options

Quantity	Description	Market Price	Market Value	Est. Annual Income	Annual Yield
294	AMERICAN INTERNATIONAL GROUP INC SYMBOL: AIG	80.50	23,667.00	44	0.18%
30	CLOROX CO SYMBOL: CLX	31.45	943.50	25	2.64%
75	FOX ENTERTAINMENT GROUP INC CL A SYMBOL: FOX	19.60	1,470.00		
30	GENERAL ELECTRIC CO SYMBOL: GE	41.86	1,255.80	19	1.51%
60	LEHMAN BROTHERS HOLDINGS INC SYMBOL: LEH	62.70	3,762.00	17	0.45%
500	MAC-GRAY CORP SYMBOL: TUC	3.70	1,850.00		
5	MONY GROUP INC SYMBOL: MNY	33.20	166.00	2	1.20%
25	SARA LEE CORP SYMBOL: SLE	21.58	539.50	15	2.78%
TOTAL EQUITIES AND OPTIONS			33,653.80	122.00	0.36%

ACCOUNT ACTIVITY

SETTLED TRANSACTIONS THIS PERIOD:

Income & Distributions

Date	Transaction	Quantity	Description		Amount Charged	Amount Credited
03/15/01	DIVIDEND		BOSTON ADVISORS MONEY MARKET CASH RESERVES FUND CL 1 YIELD 4.87% THRU 03/15/01	TAXABLE		0.33
			TEFRA TAX WITHHELD		(0.10)	

P. One hundred - Twenty - Seven (127) OF 161 Exhibits BY Mr. J. J. CRAPO, Pro Se

Advest *Serving Investors Since 1898* | statement of account

JOHN JENNINGS CRAPO

Account No.	Taxpayer No.	FA No.	Statement Period	Page
320-14430	004-34-8050	B01	4/1/01 to 4/30/01	3 of 4

Equities and Options

Quantity	Description	Market Price	Market Value	Est. Annual Income	Annual Yield
294	AMERICAN INTERNATIONAL GROUP INC SYMBOL: AIG	81.80	24,049.20	44	0.18%
30	CLOROX CO SYMBOL: CLX	31.83	954.90	25	2.61%
75	FOX ENTERTAINMENT GROUP INC CL A SYMBOL: FOX	22.95	1,721.25		
30	GENERAL ELECTRIC CO SYMBOL: GE	48.53	1,455.90	19	1.30%
60	LEHMAN BROTHERS HOLDINGS INC SYMBOL: LEH	72.75	4,365.00	17	0.38%
500	MAC-GRAY CORP SYMBOL: TUC	3.65	1,825.00		
5	MONY GROUP INC SYMBOL: MNY	35.16	175.80	2	1.13%
25	SARA LEE CORP SYMBOL: SLE	19.91	497.75	15	3.01%
TOTAL EQUITIES AND OPTIONS			35,044.80	122.00	0.34%

ACCOUNT ACTIVITY

SETTLED TRANSACTIONS THIS PERIOD:

Income & Distributions

Date	Transaction	Quantity	Description		Amount Charged	Amount Credited
04/03/01	DIVIDEND	25	SARA LEE CORP CASH DIV ON 25 SHS REC 03/01/01 PAY 04/03/01	TAXABLE		3.63
			TEFRA TAX WITHHELD		(1.12)	

BEST AVAILABLE COPY

P. One hundred - Twenty - Eight (128) OF Exhibits

By MR J.J. CRAPO Pro Se JJC/jjc

Advest
Serving Investors Since 1898

statement of account

JOHN JENNINGS CRAPO

Account No	Taxpayer No	FA No	Statement Period	Page
320-14430	004-34-8050	B01	5/1/01 to 5/31/01	3 of 4

Equities and Options

Quantity	Description	Market Price	Market Value	Est. Annual Income	Annual Yield
294	AMERICAN INTERNATIONAL GROUP INC SYMBOL: AIG	81.00	23,814.00	49	0.20%
30	CLOROX CO SYMBOL: CLX	34.64	1,039.20	25	2.40%
75	FOX ENTERTAINMENT GROUP INC CL A SYMBOL: FOX	26.10	1,957.50		
30	GENERAL ELECTRIC CO SYMBOL: GE	49.00	1,470.00	19	1.29%
60	LEHMAN BROTHERS HOLDINGS INC SYMBOL: LEH	71.61	4,296.60	17	0.39%
500	MAC-GRAY CORP SYMBOL: TUC	3.50	1,750.00		
5	MONY GROUP INC SYMBOL: MNY	36.75	183.75	2	1.08%
25	SARA LEE CORP SYMBOL: SLE	18.84	471.00	15	3.18%
TOTAL EQUITIES AND OPTIONS			34,982.05	127.00	0.36%

ACCOUNT ACTIVITY

SETTLED TRANSACTIONS THIS PERIOD:

Income & Distributions

Date	Transaction	Quantity	Description	Amount Charged	Amount Credited
05/15/01	DIVIDEND		BOSTON ADVISORS MONEY MARKET TAXABLE CASH RESERVES FUND CL 1 YIELD 4.12% THRU 05/15/01		0.33
			TEFRA TAX WITHHELD	(0.10)	

By Mr J. J. CRAPO, Pro Se

P. One hundred twenty-Nine (129) OF 161 Exhibits

Advest | statement of account

Serving Investors Since 1898

BEST AVAILABLE COPY

JOHN JENNINGS CRAPO

Account No.	Taxpayer No.	FA No.	Statement Period	Page
320-14430	004-34-8050	B01	12/1/00 to 12/31/00	3 of 5

Equities and Options

Quantity	Description	Market Price	Market Value	Est. Annual Income	Annual Yield
294	AMERICAN INTERNATIONAL GROUP INC SYMBOL: AIG	98.563	28,977.52	44	0.15%
30	CLOROX CO SYMBOL: CLX	35.50	1,065.00	25	2.34%
0.40	WTS FLEETBOSTON FINL CORP WT EXP 01/26/2001 EXP 01/26/2001 SYMBOL: FBFWS	31.813	12.73		
75	FOX ENTERTAINMENT GROUP INC CL A SYMBOL: FOX	17.875	1,340.63		
60	LEHMAN BROTHERS HOLDINGS INC SYMBOL: LEH	67.625	4,057.50	13	0.32%
500	MAC-GRAY CORP SYMBOL: TUC	3.25	1,625.00		
25	SARA LEE CORP SYMBOL: SLE	24.563	614.08	15	2.44%
TOTAL EQUITIES AND OPTIONS			37,692.46	97.00	0.25%

ACCOUNT ACTIVITY

SETTLED TRANSACTIONS THIS PERIOD:

Purchases and Sales

Date	Transaction	Quantity	Description	Price/Rate	Amount Charged	Amount Credited
12/15/00	WITHHELD		31% BACKUP WITHHOLDING - GP		(210.13)	
12/15/00	WITHHELD		31% BACKUP WITHHOLDING - GP		(602.20)	
12/15/00	SOLD	11	EXELON CORP UNSOLICITED	68.53		677.85

P. one hundred thirty (130) Of 161 Exhibits

By Investor Crapo Pro Se JJC

Advest
Serving Investors Since 1898

statement of account

JOHN JENNINGS CRAPO

Account No.	Taxpayer No.	FA No.	Statement Period	Page
320-14430	004-34-8050	B01	10/1/01 to 10/31/01	3 of 4

Equities and Options

Quantity	Description	Market Price	Market Value	Est. Annual Income	Annual Yield
294	AMERICAN INTERNATIONAL GROUP INC SYMBOL: AIG	78.60	23,108.40	49	0.21%
30	CLOROX CO SYMBOL: CLX	35.70	1,071.00	25	2.33%
75	FOX ENTERTAINMENT GROUP INC CL A SYMBOL: FOX	22.01	1,650.75		
30	GENERAL ELECTRIC CO SYMBOL: GE	36.41	1,092.30	19	1.73%
60	LEHMAN BROTHERS HOLDINGS INC SYMBOL: LEH	62.46	3,747.60	17	0.45%
500	MAC-GRAY CORP SYMBOL: TUC	3.05	1,525.00		
5	MONY GROUP INC SYMBOL: MNY	30.17	150.85	2	1.32%
25	SARA LEE CORP SYMBOL: SLE	22.29	557.25	15	2.69%
TOTAL EQUITIES AND OPTIONS			32,903.15	127.00	0.38%

BEST AVAILABLE COPY

ACCOUNT ACTIVITY

SETTLED TRANSACTIONS THIS PERIOD:

Income and Distributions

Date	Transaction	Quantity	Description		Amount Charged	Amount Credited
10/01/01	DIVIDEND	25	SARA LEE CORP CASH DIV ON 25 SHS REC 09/03/01 PAY 10/01/01 TEFRA TAX WITHHELD	TAXABLE	(1.10)	3.63

BY J.J. CRAPO, Pro Se JJC/jjc

P. One hundred thirty-one (131) OF 161 Exhibits

Advest — *Serving Investors Since 1898*

statement of account

JOHN JENNINGS CRAPO

Account No.	Taxpayer No.	FA No.	Statement Period	Page
320-14430	004-34-8050	B01	8/1/01 to 8/31/01	3 of 4

Equities and Options

Quantity	Description	Market Price	Market Value	Est. Annual Income	Annual Yield
294	AMERICAN INTERNATIONAL GROUP INC SYMBOL: AIG	78.20	22,990.80	49	0.21%
30	CLOROX CO SYMBOL: CLX	37.25	1,117.50	25	2.23%
75	FOX ENTERTAINMENT GROUP INC CL A SYMBOL: FOX	24.52	1,839.00		
30	GENERAL ELECTRIC CO SYMBOL: GE	40.98	1,229.40	19	1.54%
60	LEHMAN BROTHERS HOLDINGS INC SYMBOL: LEH	65.65	3,939.00	17	0.43%
500	MAC-GRAY CORP SYMBOL: TUC	3.25	1,625.00		
5	MONY GROUP INC SYMBOL: MNY	35.00	175.00	2	1.14%
25	SARA LEE CORP SYMBOL: SLE	22.00	550.00	15	2.72%
TOTAL EQUITIES AND OPTIONS			33,465.70	127.00	0.37%

ACCOUNT ACTIVITY

SETTLED TRANSACTIONS THIS PERIOD:

Income & Distributions

Date	Transaction	Quantity	Description		Amount Charged	Amount Credited
08/15/01	DIVIDEND	30	CLOROX CO CASH DIV ON 30 SHS REC 08/01/01 PAY 08/15/01 TEFRA TAX WITHHELD	TAXABLE	(1.92)	6.30

BY J. J. CRAPO, Pro Se

JJC/jj'c

P. One hundred. Thirty-two (132) OF 161 Exhibits

Advest *Serving Investors Since 1898* | statement of account

JOHN JENNINGS CRAPO

Account No.	Taxpayer No.	FA No.	Statement Period	Page
320-14430	004-34-8050	B01	7/1/01 to 7/31/01	3 of 4

Equities and Options

Quantity	Description	Market Price	Market Value	Est. Annual Income	Annual Yield
294	AMERICAN INTERNATIONAL GROUP INC SYMBOL: AIG	83.25	24,475.50	49	0.20%
30	CLOROX CO SYMBOL: CLX	37.38	1,121.40	25	2.22%
75	FOX ENTERTAINMENT GROUP INC CL A SYMBOL: FOX	27.25	2,043.75		
30	GENERAL ELECTRIC CO SYMBOL: GE	43.50	1,305.00	19	1.45%
60	LEHMAN BROTHERS HOLDINGS INC SYMBOL: LEH	72.00	4,320.00	17	0.39%
500	MAC-GRAY CORP SYMBOL: TUC	3.28	1,640.00		
5	MONY GROUP INC SYMBOL: MNY	39.50	197.50	2	1.01%
25	SARA LEE CORP SYMBOL: SLE	20.17	504.25	15	2.97%
TOTAL EQUITIES AND OPTIONS			35,607.40	127.00	0.35%

ACCOUNT ACTIVITY

SETTLED TRANSACTIONS THIS PERIOD:

Income & Distributions

Date	Transaction	Quantity	Description		Amount Charged	Amount Credited
07/02/01	DIVIDEND	25	SARA LEE CORP CASH DIV ON 25 SHS REC 06/01/01 PAY 07/02/01 TEFRA TAX WITHHELD	TAXABLE	(1.12)	3.63

BEST AVAILABLE COPY

By Mr J.J. Crapo, Prof
JJC

P. One hundred thirty three (123) of 161 Exhibit
132

Advest | statement of account

Serving Investors Since 1898

JOHN JENNINGS CRAPO

Account No.	Taxpayer No.	FA No.	Statement Period	Page
320-14430	004-34-8050	B01	9/1/01 to 9/30/01	3 of 4

Equities and Options

Quantity	Description	Market Price	Market Value	Est. Annual Income	Annual Yield
294	AMERICAN INTERNATIONAL GROUP INC SYMBOL: AIG	78.00	22,932.00	49	0.21%
30	CLOROX CO SYMBOL: CLX	37.00	1,110.00	25	2.25%
75	FOX ENTERTAINMENT GROUP INC CL A SYMBOL: FOX	19.10	1,432.50		
30	GENERAL ELECTRIC CO SYMBOL: GE	37.20	1,116.00	19	1.70%
60	LEHMAN BROTHERS HOLDINGS INC SYMBOL: LEH	56.85	3,411.00	17	0.49%
500	MAC-GRAY CORP SYMBOL: TUC	3.10	1,550.00		
5	MONY GROUP INC SYMBOL: MNY	33.12	165.60	2	1.20%
25	SARA LEE CORP SYMBOL: SLE	21.30	532.50	15	2.81%
TOTAL EQUITIES AND OPTIONS			32,249.60	127.00	0.39%

ACCOUNT ACTIVITY

SETTLED TRANSACTIONS THIS PERIOD:

Income & Distributions

Date	Transaction	Quantity	Description		Amount Charged	Amount Credited
09/14/01	DIVIDEND	294	AMERICAN INTERNATIONAL GROUP INC CASH DIV ON 294 SHS REC 08/09/01 PAY 09/14/01	TAXABLE		12.35
			TEFRA TAX WITHHELD		(3.76)	

BEST AVAILABLE COPY

By Mr J.J. Crapo, Pro Se

One hundred thirty four (134) of 161 Exhibits

Advest Serving Investors Since 1898

statement of account

JOHN JENNINGS CRAPO

Account No.	Taxpayer No.	FA No.	Statement Period	Page
320-14430	004-34-8050	B01	6/1/01 to 6/30/01	3 of 4

Equities and Options

Quantity	Description	Market Price	Market Value	Est. Annual Income	Annual Yield
294	AMERICAN INTERNATIONAL GROUP INC SYMBOL: AIG	86.00	25,284.00	49	0.19%
30	CLOROX CO SYMBOL: CLX	33.85	1,015.50	25	2.46%
75	FOX ENTERTAINMENT GROUP INC CL A SYMBOL: FOX	27.90	2,092.50		
30	GENERAL ELECTRIC CO SYMBOL: GE	48.75	1,462.50	19	1.29%
60	LEHMAN BROTHERS HOLDINGS INC SYMBOL: LEH	77.75	4,665.00	17	0.36%
500	MAC-GRAY CORP SYMBOL: TUC	3.50	1,750.00		
5	MONY GROUP INC SYMBOL: MNY	40.13	200.65	2	0.99%
25	SARA LEE CORP SYMBOL: SLE	18.94	473.50	15	3.16%
TOTAL EQUITIES AND OPTIONS			38,943.65	127.00	0.34%

BEST AVAILABLE COPY

SETTLED TRANSACTIONS THIS PERIOD:

ACCOUNT ACTIVITY

Income & Distributions

Date	Transaction	Quantity	Description		Amount Charged	Amount Credited
06/15/01	DIVIDEND	294	AMERICAN INTERNATIONAL GROUP INC CASH DIV ON 294 SHS REC 06/01/01 PAY 06/15/01	TAXABLE		10.88
			TEFRA TAX WITHHELD		(3.37)	

By Mr. J.J. CRAPO, Pro Se
JJC/jk

Advest
Serving Investors Since 1898

statement of account

JOHN JENNINGS CRAPO

Account No	Taxpayer No.	FA No.	Statement Period	Page
320-14430	004-34-8050	B01	11/1/01 to 11/30/01	3 of 4

Equities and Options

Quantity	Description	Market Price	Market Value	Est. Annual Income	Annual Yield
294	AMERICAN INTERNATIONAL GROUP INC SYMBOL: AIG	82.40	24,225.60	49	0.20%
30	CLOROX CO SYMBOL: CLX	39.52	1,185.60	25	2.10%
75	FOX ENTERTAINMENT GROUP INC CL A SYMBOL: FOX	25.52	1,914.00		
30	GENERAL ELECTRIC CO SYMBOL: GE	38.50	1,155.00	19	1.64%
60	LEHMAN BROTHERS HOLDINGS INC SYMBOL: LEH	66.15	3,969.00	17	0.42%
500	MAC-GRAY CORP SYMBOL: TUC	3.085	1,542.50		
5	MONY GROUP INC SYMBOL: MNY	31.32	156.60	2	1.27%
25	SARA LEE CORP SYMBOL: SLE	21.88	547.00	15	2.74%
TOTAL EQUITIES AND OPTIONS			34,695.30	127.00	0.38%

ACCOUNT ACTIVITY

SETTLED TRANSACTIONS THIS PERIOD:

Income & Distributions

Date	Transaction	Quantity	Description		Amount Charged	Amount Credited
11/15/01	DIVIDEND		BOSTON ADVISORS MONEY MARKET CASH RESERVES FUND CL 1 YIELD 2.06% THRU 11/15/01	TAXABLE		0.27
			TEFRA TAX WITHHELD		(0.08)	

BEST AVAILABLE COPY

#One hundred thirty-Five (135) of 161 Exhibits

By Mr J.J. CRAPO, Pro Se JJC/jjc

One hundred thirty-six (136) of 161 Exhibits

Advest
Serving Investors Since 1898

statement of account

JOHN JENNINGS CRAPO

Account No.	Taxpayer No.	FA No.	Statement Period	Page
320-14430	004-34-6050	B01	11/1/00 to 11/30/00	3 of 4

Equities and Options

Quantity	Description	Market Price	Market Value	Est. Annual Income	Annual Yield
294	AMERICAN INTERNATIONAL GROUP INC SYMBOL: AIG	96.938	28,499.77	44	0.15%
30	CLOROX CO SYMBOL: CLX	44.688	1,340.64	25	1.86%
11	EXELON CORP SYMBOL: EXC	66.25	728.75	7	0.96%
0.40	WTS FLEETBOSTON FINL CORP. WT EXP 01/26/2001 EXP 01/26/2001 SYMBOL: FBFWS	30.063	12.03		
75	FOX ENTERTAINMENT GROUP INC CL A SYMBOL: FOX	16.00	1,200.00		
60	LEHMAN BROTHERS HOLDINGS INC SYMBOL: LEH	49.563	2,973.78	13	0.43%
500	MAC-GRAY CORP SYMBOL: TUC	3.625	1,812.50		
25	SARA LEE CORP SYMBOL: SLE	24.00	600.00	15	2.50%
89	SOUTHERN UNION CO NEW SYMBOL: SUG	21.063	1,874.61		
TOTAL EQUITIES AND OPTIONS			39,042.08	104.00	0.26%

BEST AVAILABLE COPY

Onehundred thirty seven /137/ OF 161 Exhibits

TUESDAY, DECEMBER 25, 2001 — THE BOSTON GLOBE — The World

Argentina choice for interim leader faces gulf in his part

Economy crisis isn't Peronist's only test

By Sophie Arie
GLOBE CORRESPONDENT

BUENOS AIRES — Once again in Argentina, the Peronists are back in power. And Argentines, exhausted and anxious after a week of deadly rioting that led to the resignation of President Fernando de la Rua, are holding their breath to see whether the powerful populist party can overcome deep internal divisions to lead this beleaguered nation to economic recovery.

Interim President Adolfo Rodriguez Saa took the reins of South America's second-largest economy on Sunday after being approved by Congress to lead the country until March 3 special election. Rodriguez Saa announced the country would suspend interest payments on its $132 billion foreign debt, said a new currency would be introduced, and pledged more financial austerity. He ruled out a devaluation of the country's currency, the peso, whose exchange rate remains pegged to the dollar.

Argentina had drifted tensely for two days until Sunday with only a caretaker government, after widescale rioting killed 27 people and brought down the de la Rua government.

Analysts warned that Argentina's immediate future will depend largely on whether the Peronists can patch up internal divisions in the face of the crisis.

"Right now there is no leadership in the Peronist party so it is very difficult to find a unified solution," said Buenos Aires analyst Martin Rodredo.

The Peronists have earned a reputation for solid, at times iron-fisted, leadership since the party, led by Juan Domingo Peron, who came to power amid another deep recession in 1944.

Peron and his charismatic wife, Evita, whipped up the masses with emotive speeches from the balcony of the pink presidential palace in Buenos Aires during their glory years in the late 1940s and early 1950s. But Peron did not hesitate to use torture to quell political dissent.

He was forced into exile after a military coup in 1955, and returned to power in 1973 when he again symolized populi[sm] after over a decade of politi[cal tur]moil that included bombin[gs, kid]nappings, and guerrilla wa[r].

Maria Eva Duarte known as Evita, gained a status as a rags-to-riches h[eroine dur]ing the postwar boom ye[ars. She] helped form the country's labor union and secured rights for women in 19[..] died in 1952.

But as the Radical government of Fernando de la Rua struggled to dig the country out of its four-year slump, deep divisions have grown within the Peronists Judicialist Party, with much of the squabbling coming from several influential governors who are trying to keep their provinces secure while they jockey for position in the presidential race.

With open elections now set for March 2002 that will allow an unlimited number of candidates, analysts say power struggles within the party are likely to continue. At best, the Peronists may manage to do some of their internal mudslinging behind the scenes.

Rodriguez Saa, 54, is a trained lawyer and wealthy land-owner and businessman, and a former ally of former president Carlos Menem. He has distanced himself from the scandal that has recently tainted the former president — who has been accused of involvement in illegal arms sales. Rodriguez Saa has risen from political obscurity, as governor of one of the only two Argentine provinces that are growing economically as the rest of the country sinks into choking public debt.

The Congress "chose Rodriquez Saa because he is the man who best pulls the Peronists together," said political analyst Roberto Rouvier.

Despite his tarnished image, Menem, 71, who served as president from 1989 to 1999, cannot be ruled out as a possible presidential candidate. He was released only a month ago from nearly six months' house arrest, but remains president of the Peronist party. His popularity ratings have risen in recent weeks as he criticized de la Rua for weak leadership and called for patriotic unity.

But the former president still carries a lot of baggage, including a reputation as a flamboyant and corrupt leader. In a highly publicized spectacle, he married a former Chilean beauty queen half his age. And many voters still believe his policies led to the country's current economic woes, because Argentina ran up huge public debt during years of overspending and allowed rampant corruption to drain the country's wealth.

Yet Menem is also remembered for saving Argentina from its last major economic crisis, when hyperinflation had prices changing by the hour in the late 1980s. Through a largely free-market-based policy that attracted international investment, Menem turned the economy around in the early 1990s, creating a new version of Peronism — known now as "Menemismo" — that broke from traditional Peronist policies that protected workers through strict trade and investment laws.

Although the Argentine constitution requires a former president to wait a full four-year term before returning to power, the current state of flux could open the door for another Menem candidacy, observers said last week.

Other leading candidates include the three most powerful provincial governors, Carlos Ruckauf, Ramon de la Sota, and Carlos Reutemann, as well as Buenos Aires senator Eduardo Duhalde. Saa could also run for the presidency.

Though the battle to serve the remaining two years of office will be fierce, analysts say no one really wants to lead a sinking ship.

In the past, the Peronists have rallied behind their leader and been quick to stifle public dissent. Their political clout is such that even when they were the opposition party, as during the de la Rua presidency, they could still control large parts of the country. In contrast, neither of the last two Radical presidents, de la Rua and Raul Alfonsin, have finished their term.

Peronist nationalist policies have always appealed to the working masses and found common ground during World War II with fascist Italy and Nazi Germany. The party's main support is still largely among Argentina's working classes and the poor.

Energy 2860

Toshiba 10# 5280-8759

BY MR J.J. CRAPO PRO SE JJC///C

#one hundred thirty-eight (138)
OF 161 Exhibits

TUESDAY, DECEMBER 25, 2001 THE BOSTON GLOBE The Worl

Argentina choice for interim leader faces gulf in his par

Economy crisis isn't Peronist's only test

By Sophie Arie
GLOBE CORRESPONDENT

BUENOS AIRES — Once again in Argentina, the Peronists are back in power. And Argentines, exhausted and anxious after a week of deadly rioting that led to the resignation of President Fernando de la Rua, are holding their breath to see whether the powerful populist party can overcome deep internal divisions to lead this beleaguered nation to economic recovery.

Interim President Adolfo Rodriguez Saa took the reins of South America's second-largest economy on Sunday after being approved by Congress to lead the country until March 3 special election. Rodriguez Saa announced the country would suspend interest payments on its $132 billion foreign debt, said a new currency would be introduced, and pledged more financial austerity. He ruled out a devaluation of the country's currency, the peso, whose exchange rate remains pegged to the dollar.

Argentina had drifted tensely for two days until Sunday with only a caretaker government, after widespread rioting killed 27 people and brought down the de la Rua government.

Analysts warned that Argentina's immediate future will depend largely on whether the Peronists can patch up internal divisions in the face of the crisis.

"Right now there is no leadership in the Peronist party so it is very difficult to find a unified solution," said Buenos Aires analyst Martin Redrado.

The Peronists have earned a reputation for solid, at times iron-fisted, leadership since the party, led by Juan Domingo Peron, who came to power amid another deep recession in 1943.

But as the Radical government of Fernando de la Rua struggled to dig the country out of its four-year slump, deep divisions have grown within the Peronists Judicialist Party, with much of the squabbling coming from several influential governors who are trying to keep their provinces secure while they jockey for position in the presidential race.

With open elections now set for March 2002 that will allow an unlimited number of candidates, analysts say power struggles within the party are likely to continue. At best, the Peronists may manage to do some of their internal mudslinging behind the scenes.

Rodriguez Saa, 54, is a trained lawyer and wealthy land-owner and businessman, and a former ally of former president Carlos Menem. He has distanced himself from the scandal that has recently tainted the former president — who has been accused of involvement in illegal arms sales. Rodriguez Saa has risen from political obscurity, as governor of one of the only two Argentine provinces that are growing economically as the rest of the country sinks into choking public debt.

The Congress "chose Rodriguez Saa because he is the man who best pulls the Peronists together," said political analyst Roberto Rouvier.

Despite his tarnished image, Menem, 71, who served as president from 1989 to 1999, cannot be ruled out as a possible presidential candidate. He was released only a month ago from nearly six months' house arrest, but remains president of the Peronist party. His popularity ratings have risen in recent weeks as he criticized de la Rua for weak leadership and called for patriotic unity.

But the former president still carries a lot of baggage, including a reputation as a flamboyant and corrupt leader. In a highly publicized spectacle, he married a former Chilean beauty queen half his age. And many voters still believe his policies led to the country's current economic woes, because Argentina ran up huge public debt during years of overspending and allowed rampant corruption to drain the country's wealth.

Yet Menem is also remembered for saving Argentina from its last major economic crisis, when hyperinflation had prices changing by the hour in the late 1980s. Through a largely free-market-based policy that attracted international investment, Menem turned the economy around in the early 1990s, creating a new version of Peronism — known now as "Menemismo" — that broke from traditional Peronist policies that protected workers through strict trade and investment laws.

Although the Argentine constitution requires a former president to wait a full four-year term before returning to power, the current state of flux could open the door for another Menem candidacy, observers said last week.

Other leading candidates include the three most powerful provincial governors, Carlos Ruckauf, Ramon de la Sota, and Carlos Reutemann, as well as Buenos Aires senator Eduardo Duhalde. Saa could also run for the presidency.

Though the battle to serve the remaining two years of office will be fierce, analysts say no one really wants to lead a sinking ship.

In the past, the Peronists have rallied behind their leader and been quick to stifle public dissent. Their political clout is such that even when they were the opposition party, as during the de la Rua presidency, they could still control large parts of the country. In contrast, neither of the last two Radical presidents, de la Rua and Raul Alfonsin, have finished their term.

Peronist nationalist policies have always appealed to the working masses and found common ground during World War II with fascist Italy and Nazi Germany. The party's main support is still largely among Argentina's working classes and the poor.

Peron and his charismatic wife, Evita, whipped up the masses with emotive speeches from the balcony of the pink presidential palace in Buenos Aires during their glory years in the late 1940s and early 1950s. But Peron did not hesitate to use torture to quell political dissent.

He was forced into exile after a military coup in 1955, and returned to power in 1973 when he again symbolized popu after over a decade of po moil that included bom nappings, and guerrilla

Maria Eva Duart known as Evita, gaine status as a rags-to-riche ing the postwar boom helped form the count labor union and secu rights for women in died in 1952.

BEST AVAILABLE COPY

BY Mr J. J. CRAPO
Pro Se

#One hundred-Thirty-nine (139) OF 161 Exhibits

By Mr J.J. Crapo, Pro Se

Argentina choice for interim leader faces gulf in his party

Economy crisis isn't Peronist's only test

By Sophie Arie
GLOBE CORRESPONDENT

BUENOS AIRES — Once again in Argentina, the Peronists are back in power. And Argentines, exhausted and anxious after a week of deadly rioting that led to the resignation of President Fernando de la Rua, are holding their breath to see whether the powerful populist party can overcome deep internal divisions to lead this beleaguered nation to economic recovery.

Interim President Adolfo Rodriguez Saa took the reins of South America's second-largest economy on Sunday after being approved by Congress to lead the country until March 3 special election. Rodriguez Saa announced the country would suspend interest payments on its $132 billion foreign debt, said a new currency would be introduced, and pledged more financial austerity. He ruled out a devaluation of the country's currency, the peso, whose exchange rate remains pegged to the dollar.

Argentina had drifted tensely for two days until Sunday with only a caretaker government, after widescale rioting killed 27 people and brought down the de la Rua government.

Analysts warned that Argentina's immediate future will depend largely on whether the Peronists can patch up internal divisions in the face of the crisis.

"Right now there is no leadership in the Peronist party so it is very difficult to find a unified solution," said Buenos Aires analyst Martin Redrado.

The Peronists have earned a reputation for solid, at times iron-fisted, leadership since the party, led by Juan Domingo Peron, who came to power amid another deep recession in 1943.

But as the Radical government of Fernando de la Rua struggled to dig the country out of its four-year slump, deep divisions have grown within the Peronists Judicialist Party, with much of the squabbling coming from several influential governors who are trying to keep their provinces secure while they jockey for position in the presidential race.

With open elections now set for March 2002 that will allow an unlimited number of candidates, analysts say power struggles within the party are likely to continue. At best, the Peronists may manage to do some of their internal mudslinging behind the scenes.

Rodriguez Saa, 54, is a trained lawyer and wealthy land-owner and businessman, and a former ally of former president Carlos Menem. He has distanced himself from the scandal that has recently tainted the former president — who has been accused of involvement in illegal arms sales. Rodriguez Saa has risen from political obscurity, as governor of one of the only two Argentine provinces that are growing economically as the rest of the country sinks into choking public debt.

The Congress "chose Rodriguez Saa because he is the man who best pulls the Peronists together," said political analyst Roberto Rouvier.

Despite his tarnished image, Menem, 71, who served as president from 1989 to 1999, cannot be ruled out as a possible presidential candidate. He was released only a month ago from nearly six months' house arrest, but remains president of the Peronist party. His popularity ratings have risen in recent weeks as he criticized de la Rua for weak leadership and called for patriotic unity.

But the former president still carries a lot of baggage, including a reputation as a flamboyant and corrupt leader. In a highly publicized spectacle, he married a former Chilean beauty queen half his age. And many voters still believe his policies led to the country's current economic woes, because Argentina ran up huge public debt during years of overspending and allowed rampant corruption to drain the country's wealth.

Yet Menem is also remembered for saving Argentina from its last major economic crisis, when hyperinflation had prices changing by the hour in the late 1980s. Through a largely free-market-based policy that attracted international investment, Menem turned the economy around in the early 1990s, creating a new version of Peronism — known now as "Menemismo" — that broke from traditional Peronist policies that protected workers through strict trade and investment laws.

Although the Argentine constitution requires a former president to wait a full four-year term before returning to power, the current state of flux could open the door for another Menem candidacy, observers said last week.

Other leading candidates include the three most powerful provincial governors, Carlos Ruckauf, Ramon de la Sota, and Carlos Reutemann, as well as Buenos Aires senator Eduardo Duhalde. Saa could also run for the presidency.

Though the battle to serve the remaining two years of office will be fierce, analysts say no one really wants to lead a sinking ship.

In the past, the Peronists have rallied behind their leader and been quick to stifle public dissent. Their political clout is such that even when they were the opposition party, as during the de la Rua presidency, they could still control large parts of the country. In contrast, neither of the last two Radical presidents, de la Rua and Raul Alfonsin, have finished their term.

Peronist nationalist policies have always appealed to the working masses and found common ground during World War II with fascist Italy and Nazi Germany. The party's main support is still largely among Argentina's working classes and the poor.

Peron and his charismatic wife, Evita, whipped up the masses with emotive speeches from the balcony of the pink presidential palace in Buenos Aires during their glory years in the late 1940s and early 1950s. But Peron did not hesitate to use torture to quell political dissent.

He was forced into exile after a military coup in 1955, and returned to power in 1973 when he again symbolized popular unity after over a decade of political turmoil that included bombings, kidnappings, and guerrilla warfare.

Maria Eva Duarte Peron, known as Evita, gained mythical status as a rags-to-riches icon during the postwar boom years. She helped form the country's largest labor union and secured voting rights for women in 1947. She died in 1952.

TUESDAY, DECEMBER 25, 2001 THE BOSTON GLOBE The World A25

Argentina choice for interim leader faces gulf in his party

Economy crisis isn't Peronist's only test

By Sophie Arie
GLOBE CORRESPONDENT

BUENOS AIRES – Once again in Argentina, the Peronists are back in power. And Argentines, exhausted and anxious after a week of deadly rioting that led to the resignation of President Fernando de la Rua, are holding their breath to see whether the powerful populist party can overcome deep internal divisions to lead this beleaguered nation to economic recovery.

Interim President Adolfo Rodriguez Saa took the reins of South America's second-largest economy on Sunday after being approved by Congress to lead the country until March 3 special election. Rodriguez Saa announced the country would suspend interest payments on its $132 billion foreign debt, said a new currency would be introduced, and pledged more financial austerity. He ruled out a devaluation of the country's currency, the peso, whose exchange rate remains pegged to the dollar.

Argentina had drifted tensely for two days until Sunday with only a caretaker government, after widescale rioting killed 27 people and brought down the de la Rua government.

Analysts warned that Argentina's immediate future will depend largely on whether the Peronists can patch up internal divisions in the face of the crisis.

"Right now there is no leadership in the Peronist party as it is very difficult to find a unified solution," said Buenos Aires analyst Martin Redrado.

The Peronists have earned a reputation for solid, at times tran-

But as the Radical government of Fernando de la Rua struggled to dig the country out of its four-year slump, deep divisions have grown within the Peronists Judicialist Party, with much of the squabbling coming from several influential governors who are trying to keep their provinces secure while they jockey for position in the presidential race.

With open elections now set for March 2002 that will allow an unlimited number of candidates, analysts say power struggles within the party are likely to continue. At best, the Peronists may manage to do some of their internal mudslinging behind the scenes.

Rodriguez Saa, 54, is a trained lawyer and wealthy land-owner and businessman, and a former ally of former president Carlos Menem. He has distanced himself from the scandal that has recently tainted the former president – who has been accused of involvement in illegal arms sales. Rodriguez Saa has risen from political obscurity, as governor of one of the only two Argentine provinces that are growing economically as the rest of the country sinks into choking public debt.

The Congress "chose Rodriquez Saa because he is the man who best pulls the Peronists together," said political analyst Roberto Bouvier.

Despite his tarnished image, Menem, 71, who served as president from 1989 to 1999, cannot be ruled out as a possible presidential candidate. He was released only a month ago from nearly six months' house arrest, but remains president of the Peronist party. His popularity ratings have risen in recent weeks as he criticized de la Rua for weak leadership and called for patriotic unity.

But the former president still carries a lot of baggage, including a reputation as a flamboyant and corrupt leader. In a highly publicized spectacle, he married a former Chilean beauty queen half his age. And many voters still believe his policies led to the country's current economic woes, because Argentina ran up huge public debts during years of overspending and allowed rampant corruption to drain the country's wealth.

Yet Menem is also remembered for saving Argentina from its last major economic crisis, when hyperinflation had prices changing by the hour in the late 1980s. Through a largely free-market-based policy that attracted international investment, Menem turned the economy around in the early 1990s, creating a new version of Peronism – known now as "Menemismo" – that broke from traditional Peronist policies that protected workers through strict trade and investment laws.

Although the Argentine constitution requires a former president to wait a full four-year term before returning to power, the current state of flux could open the door for another Menem candidacy, observers said last week.

Other leading candidates include the three most powerful provincial governors, Carlos Ruckauf, Ramon de la Sota, and Carlos Reutemann, as well as Buenos Aires senator Eduardo Duhalde. Saa could also run for the presidency.

Though the battle to serve the remaining two years of office will be fierce, analysts say no one really wants to lead a sinking ship.

In the past, the Peronists have rallied behind their leader and been quick to stifle public dissent. Their political clout is such that even when they were the opposition party, as during the de la Rua presidency, they could still control large parts of the country. In contrast, neither of the last two Radical presidents, de la Rua and Raul Alfonsin, have finished their term.

Peronist nationalist policies have always appealed to the working masses and found common ground during World War II with fascist Italy and Nazi Germany. The party's main support is still largely among Argentina's working classes and the poor.

Peron and his charismatic wife, Evita, whipped up the masses with emotive speeches from the balcony of the pink presidential palace in Buenos Aires during their glory years in the late 1940s and early 1950s. But Peron did not hesitate to use torture to quell political dissent.

He was forced into exile after a military coup in 1955, and returned to power in 1973 when he again symbolized popular unity after over a decade of political turmoil that included bombings, kidnappings, and guerrilla warfare.

Maria Eva Duarte Peron, known as Evita, gained mythical status as a rags-to-riches icon during the postwar boom years. She helped form the country's largest labor union and secured voting rights for women in 1947. She died in 1952.

OF 161 Exhibits

by Mr J.J. Crapo, Pro Se

JJC

Onehundred-Forty-One (141) of 161 Exhibits BY J. J. CRAPO, Pro Se

ina choice for interim leader faces gulf in his party

isn't ... est

again ... are ... tines, ... ter a ... ed to ... Fer- ... their ... wer- ... ome ... this ... mie ... Ro- ... uth ... my ... ved ... try ... ro- ... in- ... ly- ... n ... ld

But as the Radical government of Fernando de la Rua struggled to dig the country out of its four-year slump, deep divisions have grown within the Peronists Judicialist Party, with much of the squabbling coming from several influential governors who are trying to keep their provinces secure while they jockey for position in the presidential race.

With open elections now set for March 2002 that will allow an unlimited number of candidates, analysts say power struggles within the party are likely to continue. At best, the Peronists may manage to do some of their internal mudslinging behind the scenes.

Rodriguez Saa, 54, is a trained lawyer and wealthy land-owner and businessman, and a former ally of former president Carlos Menem. He has distanced himself from the scandal that has recently tainted the former president — who has been accused of involvement in illegal arms sales. Rodriguez Saa has risen from political obscurity, as governor of one of the only two Argentine provinces that are growing economically as the rest of the country sinks into choking public debt.

The Congress "chose Rodriquez Saa because he is the man who best pulls the Peronists together," said political analyst Roberto Rouvier.

Despite his tarnished image, Menem, 71, who served as president from 1989 to 1999, cannot be ruled out as a possible presidential candidate. He was released only a month ago from nearly six months' house arrest, but remains president of the Peronist party. His popularity ratings have risen in recent weeks as he criticized de la Rua for weak leadership and called for patriotic unity.

But the former president still carries a lot of baggage, including a reputation as a flamboyant and corrupt leader. In a highly publicized spectacle, he married a former Chilean beauty queen half his age. And many voters still believe his policies led to the country's current economic woes, because Argentina ran up huge public debt during years of overspending and allowed rampant corruption to drain the country's wealth.

Yet Menem is also remembered for saving Argentina from its last major economic crisis, when hyperinflation had prices changing by the hour in the late 1980s. Through a largely free-market-based policy that attracted international investment, Menem turned the economy around in the early 1990s, creating a new version of Peronism — known now as "Menemismo" — that broke from traditional Peronist policies that protected workers through strict trade and investment laws.

Although the Argentine constitution requires a former president to wait a full four-year term before returning to power, the current state of flux could open the door for another Menem candidacy, observers said last week.

Other leading candidates include the three most powerful provincial governors, Carlos Ruckauf, Ramon de la Sota, and Carlos Reutemann, as well as Buenos Aires senator Eduardo Duhalde. Saa could also run for the presidency.

Though the battle to serve the remaining two years of office will be fierce, analysts say no one really wants to lead a sinking ship.

In the past, the Peronists have rallied behind their leader and been quick to stifle public dissent. Their political clout is such that even when they were the opposition party, as during the de la Rua presidency, they could still control large parts of the country. In contrast, neither of the last two Radical presidents, de la Rua and Raul Alfonsin, have finished their term.

Peronist nationalist policies have always appealed to the working masses and found common ground during World War II with fascist Italy and Nazi Germany. The party's main support is still largely among Argentina's working classes and the poor.

Peron and his charismatic wife, Evita, whipped up the masses with emotive speeches from the balcony of the pink presidential palace in Buenos Aires during their glory years in the late 1940s and early 1950s. But Peron did not hesitate to use torture to quell political dissent.

He was forced into exile after a military coup in 1955, and returned to power in 1973 when he again symbolized popular unity after over a decade of political turmoil that included bombings, kidnappings, and guerrilla warfare.

Maria Eva Duarte Peron, known as Evita, gained mythical status as a rags-to-riches icon during the postwar boom years. She helped form the country's largest labor union and secured voting rights for women in 1947. She died in 1952.

#one hundred - Forty-two (142) OF 161 - Exhibits

BEST AVAILABLE COPY

;entina choice for interim leader faces gulf in his party

ıy crisis isn't :'s only test

ɔphie Arie

IRES — Once again the Peronists are :. And Argentines, d anxious after a rioting that led to) of President Fer- ı. are holding their hether the power- ty can overcome visions to lead this tion to economic

ident Adolfo Ro- the reins of South largest economy being approved ead the country cial election. Ro- unced the coun- d interest pay- billion foreign currency would pledged more He ruled out a country's cur- rose exchange to the dollar. rifted tensely Sunday with rnment, after led 27 people he de la Rua

hat Argenti- will depend he Peronists divisions in

s no leader- arty so it is nified solu- res analyst

earned a times tron- the party, ron, who their deep

But as the Radical government of Fernando de la Rua struggled to dig the country out of its four-year slump, deep divisions have grown within the Peronists Judicialist Party, with much of the squabbling coming from several influential governors who are trying to keep their provinces secure while they jockey for position in the presidential race.

With open elections now set for March 2002 that will allow an unlimited number of candidates, analysts say power struggles within the party are likely to continue. At best, the Peronists may manage to do some of their internal mudslinging behind the scenes.

Rodriguez Saa, 54, is a trained lawyer and wealthy land-owner and businessman, and a former ally of former president Carlos Menem. He has distanced himself from the scandal that has recently tainted the former president — who has been accused of involvement in illegal arms sales. Rodriguez Saa has risen from political obscurity, as governor of one of the only two Argentine provinces that are growing economically as the rest of the country sinks into choking public debt.

The Congress "chose Rodriguez Saa because he is the man who best pulls the Peronists together," said political analyst Roberto Rouvier.

Despite his tarnished image, Menem, 71, who served as president from 1989 to 1999, cannot be ruled out as a possible presidential candidate. He was released only a month ago from nearly six months' house arrest, but remains president of the Peronist party. His popularity ratings have risen in recent weeks as he criticized de la Rua for weak leadership and called for patriotic unity.

But the former president still carries a lot of baggage, including a reputation as a flamboyant and corrupt leader. In a highly publicized spectacle, he married a former Chilean beauty queen half his age. And many voters still believe his policies led to the country's current economic woes, because Argentina ran up huge public debt during years of overspending and allowed rampant corruption to drain the country's wealth.

Yet Menem is also remembered for saving Argentina from its last major economic crisis, when hyperinflation had prices changing by the hour in the late 1980s. Through a largely free-market-based policy that attracted international investment, Menem turned the economy around in the early 1990s, creating a new version of Peronism — known now as "Menemismo" — that broke from traditional Peronist policies that protected workers through strict trade and investment laws.

Although the Argentine constitution requires a former president to wait a full four-year term before returning to power, the current state of flux could open the door for another Menem candidacy, observers said last week.

Other leading candidates include the three most powerful provincial governors, Carlos Ruckauf, Ramon de la Sota, and Carlos Reutemann, as well as Buenos Aires senator Eduardo Duhalde. Saa could also run for the presidency.

Though the battle to serve the remaining two years of office will be fierce, analysts say no one really wants to lead a sinking ship.

In the past, the Peronists have rallied behind their leader and been quick to stifle public dissent. Their political clout is such that even when they were the opposition party, as during the de la Rua presidency, they could still control large parts of the country. In contrast, neither of the last two Radical presidents, de la Rua and Raul Alfonsin, have finished their term.

Peronist nationalist policies have always appealed to the working masses and found common ground during World War II with fascist Italy and Nazi Germany. The party's main support is still largely among Argentina's working classes and the poor.

Peron and his charismatic wife, Evita, whipped up the masses with emotive speeches from the balcony of the pink presidential palace in Buenos Aires during their glory years in the late 1940s and early 1950s. But Peron did not hesitate to use torture to quell political dissent.

He was forced into exile after a military coup in 1955, and returned to power in 1973 when he again symbolized popular unity after over a decade of political turmoil that included bombings, kidnappings, and guerrilla warfare.

Maria Eva Duarte Peron, known as Evita, gained mythical status as a rags-to-riches icon during the postwar boom years. She helped form the country's largest labor union and secured voting rights for women in 1947. She died in 1952.

By J.J. CRAPO and Se JJC)))c

onehundred forty three
(143) OF 161 Exhibits

REGISTRATION FORM SPRING 2002
WHEELOCK GRADUATE DIVISION

OFFICE OF THE REGISTRAR
200 THE RIVERWAY BOSTON, MA

12-26-01
TODAY'S DATE

LAST NAME	FIRST NAME	SOCIAL SECURITY NUMBER
Middleton	Diane	020-46-3590

Urban Tech Program

CURRENT LOCAL ADDRESS	CITY	STATE	ZIP CODE
5 Oakes ST	Everett	MA	02149

(617) 381-8988
(617) 655-8060

IN CASE OF EMERGENCY PLEASE CONTACT: Mable Middleton
EMERGENCY CONTACT PHONE NUMBER: (617) 381-8988

HEALTH INSURANCE
Harvard Pilgrim Health Care
#2059393O
Diane Middleton
Diane Middleton

U.S. DEPT. OF EDUCATION COMPLIANCE REPORT

COURSE		TITLE	FACULTY	CREDITS
CTA 642		Improv Sp Needs	Roberts Lopez	3
CTA 720		Learning & Teaching	M.K. Bovens/Ak	3
CTA 710		Integ Seminar		1
		Research Skills		3

Diane Middleton
STUDENT MUST SIGN ON THE ABOVE LINE

BY J.J. CRAPO, Pro Se
NON M.S.IN S.S., NON
L.L.B., NON A.M. IN GOVT JJC/jjc

One hundred Forty-Four (144) OF One hundred Sixty-One (161)

REGISTRATION FORM

12-26-01

Middleton | Diane | 020-46-3590

Urban Teacher Program | May 2002

5 Cahes ST | Everett | MA 02149

617-381-8488 | 617-635-8060

Mable Middleton | (617) 381-8488

HEALTH INSURANCE

U.S. DEPT. OF EDUCATION COMPLIANCE REPORT

Harvard Pilgrim Health Care

#R05939.30

Diane Middleton

Diane Middleton

BEST AVAILABLE COPY

COURSE #	SECTION	COURSE TITLE	FACULTY	# OF CREDITS	LETTER GRADE or CREDIT/NC	TUITION
CTA 642	L	Impact Sp. Needs	Sopher-Lopez	3		
CTA 720	1	Learning Teaching	McKibben/Mc	3		
CTA 710	L	Intern Seminar		1		
		Research Selective		3		

FOR OFFICE USE ONLY

METHOD OF PAYMENT

TOTAL PAYMENT DUE

Diane Middleton

STUDENT SIGNATURE ON THE ABOVE LINE

FULL PAYMENT MUST BE ENCLOSED

Exhibits

By Mr J.J. CRAPO, Pro Se
NM A.M. IN HISTORY, NON
L.P.N JJC///C

#onehundred Forty-Five (145) OF 161 Exhibits

FOR MORE INFORMATION

Name: Telephone Number:

E-mail:

Street:

City: State: Zip:

Area of Interest:

I WOULD LIKE TO KNOW MORE ABOUT THE FOLLOWING:

Program(s) of Study:

- ☐ Birth to Three: Early Intervention
- ☐ Certificate of Advanced Graduate Study (CAGS)
- ☐ Child Development and Early Childhood Education
- ☐ Child Life and Family-Centered Care
- ☐ Early Childhood Education
- ☐ Elementary Education
- ☐ Family Support and Parenting Education
- ☐ Family, Culture, and Society
- ☐ Human Development
- ☐ Language and Literacy Education (Reading, ESL)
- ☐ Leadership & Policy in Early Care and Education
- ☐ Social Work (M.S.W.)
- ☐ School Leadership (Principal and Supervisor Director)
- ☐ Teacher Leadership
- ☐ Teacher of Students with Special Needs Certification while working in your own classroom
- ☐ Teacher of Students with Special Needs with full-time internship

Certificate Programs:

- ☐ Certificate in Parenting Studies

PLEASE SEND ME

- ☐ Wheelock College Catalog
- ☐ Application for Admission and Financial Aid
- ☐ Health Insurance Application and Waiver Form
- ☐ Housing Information
- ☐ Information about Summer programs:
  - ☐ Hospitalized Child in England Summer Program
  - ☐ Media Education in a Violent Society
  - ☐ Summer Urban Teacher Certification Program
  - ☐ Washington Fellows Seminar
- ☐ Information about Off-Campus Weekend Master's Degree Programs:
  - ☐ Attleboro
  - ☐ Cape Cod
  - ☐ Fall River
  - ☐ Methuen
  - ☐ Springfield
  - ☐ Worcester
  - ☐ Boston (Wheelock)
  - ☐ Beaufort, SC
  - ☐ Bermuda
  - ☐ Portland, ME

RETURN THIS FORM IN AN ENVELOPE TO:

Wheelock Office of Graduate Admissions

200 The Riverway, Boston, MA 02215

BEST AVAILABLE COPY

WHEELOCK GRADUATE DIVISION
200 THE RIVERWAY
BOSTON, MA 02215-[illegible]

Nonprofit Org.
U.S. Postage
PAID
First Class
Boston, MA
Permit NO. [illegible]

Also Visit Us At:
WWW.WHEELOCK.EDU

By Mister J.J. CRAPO,
Pro Se Non R.N.
JJC/jjC

REGISTRATION FORM SPRING 2002

WHEELOCK GRADUATE DIVISION

12-26-01
TODAY'S DATE

LAST NAME	FIRST NAME	SOCIAL SECURITY NUMBER
Middleton	Diane	020-46-3590

● Female

Urban Teacher Program — Anticipated date of graduation: May 2002

New Address? ● No

CURRENT LOCAL ADDRESS	CITY	STATE	ZIP CODE
5 Oakes ST	Everett	MA	02149

HOME PHONE NUMBER: 617 381-8988
WORK PHONE NUMBER: 617 635-8060

IN CASE OF EMERGENCY PLEASE CONTACT: Mable Middleton
EMERGENCY CONTACT PHONE NUMBER: (617) 381-8985

U.S. DEPT. OF EDUCATION COMPLIANCE REPORT

HEALTH INSURANCE (Mandatory)

● I have Health Insurance — Insurance carrier: Harvard Pilgrim Health Care
Policy Number: #P0593930
Subscriber: Diane Middleton
Student's signature: Diane Middleton

COURSE #	SECTION	COURSE TITLE	FACULTY	# OF CREDITS	LETTER GRADE or CREDIT/NC	TUITION
CTA642	1	Impact Sp. Needs	Sypher-Lopez, C	3		$
CTA 720	1	Learning & Teaching	McKibbens/Mc	3		$
CTA 712	1	Interior Seminar		1		$
		Research Selective		3		$

ALTERNATIVE (S)

FOR OFFICE USE ONLY

METHOD OF PAYMENT

TOTAL TUITION $
LESS TOTAL DEDUCTIONS $
SUBTOTAL $
REGISTRATION FEE ALL STUDENTS ($10.00) $
LATE REGISTRATION FEE ($25.00) $
HEALTH INSURANCE $
TOTAL PAYMENT DUE $

Diane Middleton
STUDENT MUST SIGN ON THE ABOVE LINE

FULL PAYMENT MUST BE ENCLOSED

FOR MORE INFORMATION

Name: ______ Telephone Number: ______

E-mail: ______

Street: ______

City: ______ State: ______ Zip: ______

Area of Interest: ______

I WOULD LIKE TO KNOW MORE ABOUT THE FOLLOWING:

Program(s) of Study

- ☐ Birth to Three Early Intervention
- ☐ Certificate of Advanced Graduate Study (CAGS)
- ☐ Child Development and Early Childhood Education
- ☐ Child Life and Family-Centered Care
- ☐ Early Childhood Education
- ☐ Elementary Education
- ☐ Family Support and Parenting Education
- ☐ Family, Culture, and Society
- ☐ Human Development
- ☐ Language and Literacy Education (Reading, ESL)
- ☐ Leadership & Policy in Early Care and Education
- ☐ Social Work (M.S.W.)
- ☐ School Leadership (Principal and Supervisor/Director)
- ☐ Teacher Leadership
- ☐ Teacher of Students with Special Needs Certification while working in your own classroom
- ☐ Teacher of Students with Special Needs with full-time internship

Certificate Program

- ☐ Certificate in Parenting Studies

PLEASE SEND ME:

- ☐ Wheelock College Catalog
- ☐ Application for Admission and Financial Aid
- ☐ Health Insurance Application and Waiver Form
- ☐ Housing Information
- ☐ Information about Summer programs
  - ☐ Hospitalized Child in England Summer Program
  - ☐ Media Education in a Violent Society
  - ☐ Summer Urban Teacher Certification Program
  - ☐ Washington Policy Seminar
- ☐ Information about Off-Campus/Weekend Master's Degree Programs
  - ☐ Attleboro
  - ☐ Cape Cod
  - ☐ Fall River
  - ☐ Methuen
  - ☐ Springfield
  - ☐ Worcester
  - ☐ Boston (Wheelock)
  - ☐ Beaufort, SC
  - ☐ Bermuda
  - ☐ Portland, ME

RETURN THIS FORM IN AN ENVELOPE TO:

Wheelock Office of Graduate Admissions
200 The Riverway, Boston, MA 02215

WHEELOCK GRADUATE DIVISION
200 THE RIVERWAY
BOSTON, MA 02215-4176

Nonprofit Org.
U.S. Postage
PAID
First Class
Boston, MA
Permit NO. [illegible]

Also Visit Us At:
WWW.WHEELOCK.EDU

[illegible]
(148) OF 161

BY MR. J. J. CRAPO
Pro Se

OF 161 —

John — I hope that this will help — Good Luck!

BRETT DONHAM & TADHG SWEENEY ARCHITECTS TS

6 April 1981

Dr. Alan Balboni
Graduate Education Office
Boston State College
625 Huntington Avenue
Boston, MA 02115

Dear Mr. Balboni,

I am writing to recommend the application of John Jennings Crapo to the Master of Science in Public Affairs Program at Boston State College.

I have known John since 1976 when I ran for State Representative from Cambridge. John was very generous in introducing me to the community and sharing his copious knowledge of campaign politics. I have always been impressed by his understanding of the political process both in theory and in practice. This should help him in his work at Boston State.

John is tenacious and hardworking, as his recent degree from Harvard indicates, and this discipline will bring him success both in graduate level study and in a career as an administrator.

John condemns the system which has created a public sector bloated by those who are paid but do not work. His quiet circumspect persistence should ensure him success both in his studies and his later career.

Sincerely,

Tadhg Sweeney

Tadhg Sweeney

TS:dh

By Mr
John J. CRAPO
Pro Se JJC
JJCIII

ONE HUNDRED FIFTY 1150
OF 161 —

John — I hope that this will help — Good Luck! — T.S.

BRETT DONHAM & TADHG SWEENEY ARCHITECTS

6 April 1981

Dr. Alan Balboni
Graduate Education Office
Boston State College
625 Huntington Avenue
Boston, MA 02115

Dear Mr. Balboni,

I am writing to recommend the application of John Jennings Crapo to the Master of Science in Public Affairs Program at Boston State College.

I have known John since 1976 when I ran for State Representative from Cambridge. John was very generous in introducing me to the community and sharing his copious knowledge of campaign politics. I have always been impressed by his understanding of the political process both in theory and in practice. This should help him in his work at Boston State.

BEST AVAILABLE COPY

John is tenacious and hardworking, as his recent degree from Harvard indicates, and this discipline will bring him success both in graduate level study and in a career as an administrator.

John condemns the system which has created a public sector bloated by those who are paid but do not work. His quiet circumspect persistence should ensure him success both in his studies and his later career.

Sincerely,

Tadhg Sweeney

Tadhg Sweeney

TS:dh

By John J. CRAPO, Non architect

#one hundred. Fifty-one (151)
OF 161

BY
J. J. CRAPO
Non Mathematician
JJC|JJC

Fifty-two (152) OF 161

4600-(E)-6-68-947603

Massachusetts Civil Service
OPEN CONTINUOUS
EXAMINATION

Applications will be received at any time, and applicants having applications on file will be notified of the date and place of examination in writing sent at least ten days prior to said date (G. L. c. 31, s. 8A).

THIS EXAMINATION IS OPEN TO CITIZENS OF THE UNITED STATES
(Domicile in Massachusetts is waived)

PSYCHIATRIC SOCIAL WORKER
STATE DEPARTMENT OF MENTAL HEALTH

SALARY: The minimum salary is $122.10 a week; the maximum salary is $154.50 a week.

DUTIES: Under the supervision of a head psychiatric social worker in an institution or clinic, to do responsible psychiatric social case work with and on behalf of mentally or emotionally disturbed or mentally retarded patients and their relatives; and to perform related work as required.

Examples of duties: Describing and interpreting clinical procedures and functions to relatives and others, and serving as liaison between the Mental Health Facility and other community groups; assisting patients and relatives in making use of available treatment, case work and community services in conjunction with the clinical plan of treatment and guidance including discussion of the possibility of the placement of patients and other rehabilitation plans formulated by the clinical team; performing case work therapy with patients or relatives; developing psycho-social case histories for the diagnosis, guidance and treatment of psychological problems of patients, emotional conflicts, social maladjustments, and interpersonal difficulties by interviewing the relatives and appropriate persons; presenting psycho-social case histories to physicians and other staff members within the Mental Health Facility as a part of the determination for diagnosis, treatability or community follow-up of the patients under study; participating in the training program for the entire staff; acquainting other personnel with the social service role in patient treatment and working as a member of the treatment team; evaluating home and community circumstances prior to the release of patients from the hospital; supervising assistant psychiatric social workers, and/or volunteers; guiding and supervising social casework students assigned to the facility by schools of social work; participating in research projects.

ENTRANCE REQUIREMENTS: Applicants must have at least two years, within the last ten years, of satisfactory, full-time, paid professional employment in the practice of psychiatric social work in a hospital, clinic, social agency, or correctional institution or agency adhering to acceptable standards. SUBSTITUTIONS: (1) Successful completion of full-time training in a recognized graduate school of social work may be substituted, year for year, for the required experience. (2) Successful completion of one year of full-time study in a recognized graduate school of social work and present enrollment in the second year* may be substituted for the required experience.

*Prior to placement on the eligible list, proof of successful completion of the second year must be presented to the Division of Civil Service.

SUBJECTS AND WEIGHTS: Training and experience, 2; practical questions, 3; total, 5.

PASSING REQUIREMENTS: Applicants must obtain at least 70% in each subject in order to become eligible.

PHYSICAL FITNESS: To be determined by physical examination.

EQUAL EMPLOYMENT OPPORTUNITY EMPLOYER

GENERAL INFORMATION

Application blanks may be obtained by applying in person or by letter at the office of the Division of Civil Service, Rooms 145-152 State House, Boston, or from any of the following Civil Service Representatives: Attleboro, Clara Smith; Brockton, Anne Lundquist; Chicopee, Frank Lonczak; Fall River, Antonio Luongo Jr.; Fitchburg, Ruth G. Warrell; Gloucester, Alice F. Fall; Greenfield, Richard H. Howard; Haverhill, Dorothy L. Kelly; Holyoke, Mary T. Griffin; Lawrence, Mary F. Gillen; Lowell, Harold F. Winn; Marlborough, Marguerite Bushey; New Bedford, Rosella N. Beauparland; North Adams, Helen F. Albini; Northampton, David P. Sullivan; Pittsfield, Lawrence A. Grisey, Jr.; Springfield, Ernald A. Montanari; Taunton, Catherine Korvick; Worcester, Eugene Gardiner.

When filled out, the application paper should be filed at once in the office of the Division of Civil Service, Room 148, State House, Boston 02133.

Notice of the time and place of examination, together with a Training and Experience Sheet and any necessary instructions will be sent to those having applications on file.

IMPORTANT: The Training and Experience Sheets must be presented on the day of examination. No amendments to the Training and Experience Sheet will be permitted.

Applicants offering education as substitution for required experience, where substitutions are permitted, must submit proof of such education with the application.

Each applicant will be notified of the result of his examination within sixty days after the examination has been held. If the results are available earlier, all applicants will be notified.

The names of veterans and widows of veterans and of widowed mothers of veterans who pass the examination and who meet the requirements of General Laws, Chapter 31, Section 23 will be placed upon the eligible list in order of their respective standing above the names of other applicants as provided in that section.

No specimen questions are available.

The Division of Civil Service has no connection with any school offering special instruction by correspondence or otherwise in preparation for civil service examinations. Representatives of such schools are not permitted to inspect examination papers of competitors. The Division is in no way responsible for any statement contained in the advertisement of such schools.

Section 8A, Chapter 31, General Laws, as inserted by Chapter 110 of the Acts of 1967:

"In addition to the examinations provided for by Section 8, the director may prepare notices of open competitive examinations which shall be held from time to time whenever he determines that the public convenience so requires.

"The provisions of Section 8 relative to the sending, posting and contents of notices shall apply to notices prepared under this section; provided, however, that such notices shall not state a final date for filing applications nor a date on which such examination shall be held. Applications for any such examination shall be received at any time after the posting of the notice, and applicants shall be notified of the date of such examination by writing sent at least ten days prior to said date. Section 12A shall not apply to examinations held under this section. Applicants who fail to achieve a passing score in any such examination may not compete again in the written portion of the same examination within six months following the original date of taking the examination."

OCE-35
This poster issued:
July 8, 1968

MABEL A. CAMPBELL
Director of Civil Service

BY Mr J. J. CRAPO
-TO 7IIC

6500-(E)-4-68-947603



Massachusetts Civil Service
OPEN CONTINUOUS
EXAMINATION

Applications will be received at any time, and applicants having applications on file will be notified of the date and place of examination in writing sent at least ten days prior to said date (G. L. c. 31, s. 8A).

THIS EXAMINATION IS OPEN TO CITIZENS OF THE UNITED STATES
(Domicile in Massachusetts is waived)

PSYCHIATRIC SOCIAL WORKER
STATE DEPARTMENT OF MENTAL HEALTH

SALARY: The minimum salary is $122.10 a week; the maximum salary is $164.50 a week.

DUTIES: Under the supervision of a head psychiatric social worker in an institution or clinic, to do responsible psychiatric social case work with and on behalf of mentally or emotionally disturbed or mentally retarded patients and their relatives; and to perform related work as required.

Examples of duties: Describing and interpreting clinical procedures and functions to relatives and others, and serving as liaison between the Mental Health Facility and other community groups; assisting patients and relatives in making use of available treatment, case work and community services in conjunction with the clinical plan of treatment and guidance including discussion of the possibility of the placement of patients and other rehabilitation plans formulated by the clinical team; performing case work therapy with patients or relatives; developing psycho-social case histories for the diagnosis, guidance and treatment of psychological problems of patients, emotional conflicts, social maladjustments, and interpersonal difficulties by interviewing the relatives and appropriate persons; presenting psycho-social case histories to physicians and other staff members within the Mental Health Facility as a part of the determination for diagnosis, treatability or community follow-up of the patients under study; participating in the training program for the entire staff; acquainting other personnel with the social service role in patient treatment and working as a member of the treatment team; evaluating home and community circumstances prior to the release of patients from the hospital; supervising assistant psychiatric social workers, and/or volunteers; guiding and supervising social casework students assigned to the facility by schools of social work; participating in research projects.

ENTRANCE REQUIREMENTS: Applicants must have at least two years, within the last ten years, of satisfactory, full-time, paid professional employment in the practice of psychiatric social work in a hospital, clinic, social agency, or correctional institution or agency adhering to acceptable standards. SUBSTITUTIONS: (1) Successful completion of full-time training in a recognized graduate school of social work may be substituted, year for year, for the required experience. (2) Successful completion of one year of full-time study in a recognized graduate school of social work and present enrollment in the second year* may be substituted for the required experience.

*Prior to placement on the eligible list, proof of successful completion of the second year must be presented to the Division of Civil Service.

SUBJECTS AND WEIGHTS: *Training and experience, 2; practical questions, 3; total, 5.*

PASSING REQUIREMENTS: Applicants must obtain at least 70% in each subject in order to become eligible.

PHYSICAL FITNESS: To be determined by physical examination.

EQUAL EMPLOYMENT OPPORTUNITY EMPLOYER

GENERAL INFORMATION

Application blanks may be obtained by applying in person or by letter at the office of the Division of Civil Service, Rooms 145-152 State House, Boston, or from any of the following Civil Service Representatives: Attleboro, Clara Smith; Brockton, Anna Lundquist; Chicopee, Frank Lonczak; Fall River, Antonio Luongo Jr.; Fitchburg, Ruth G. Warrell; Gloucester, Alice F. Fall; Greenfield, Richard H. Howard; Haverhill, Dorothy L. Kelly; Holyoke, Mary T. Griffin; Lawrence, Mary F. Gillen; Lowell, Harold F. Winn; Marlborough, Marguerite Bushey; New Bedford, Rosella N. Beauparland; North Adams, Helen F. Albini; Northampton, David P. Sullivan; Pittsfield, Lawrence A. Grisey, Jr.; Springfield, Ernald A. Montanari; Taunton, Catherine Kervick; Worcester, Eugene Gardiner.

When filed out, the application paper should be filed at once in the office of the Division of Civil Service, Room 148, State House, Boston 02133.

Notice of the time and place of examination, together with a Training and Experience Sheet and any necessary instructions will be sent to those having applications on file.

IMPORTANT: The Training and Experience Sheets must be presented on the day of examination. No amendments to the Training and Experience Sheet will be permitted.

Applicants offering education as substitution for required experience, where substitutions are permitted, must submit proof of such education with the application.

Each applicant will be notified of the result of his examination within sixty days after the examination has been held. If the results are available earlier, all applicants will be notified.

The names of veterans and widows of veterans and of widowed mothers of veterans who pass the examination and who meet the requirements of General Laws, Chapter 31, Section 23 will be placed upon the eligible list in order of their respective standing above the names of other applicants as provided in that section.

No specimen questions are available.

The Division of Civil Service has no connection with any school offering special instruction by correspondence or otherwise in preparation for civil service examinations. Representatives of such schools are not permitted to inspect examination papers of competitors. The Division is in no way responsible for any statement contained in the advertisement of such schools.

Section 8A, Chapter 31, General Laws, as inserted by Chapter 110 of the Acts of 1967:

"In addition to the examinations provided for by Section 8, the director may prepare notices of open competitive examinations which shall be held from time to time whenever he determines that the public convenience so requires.

"The provisions of Section 8 relative to the sending, posting and contents of notices shall apply to notices prepared under this section; provided, however, that such notices shall not state a final date for filing applications nor a date on which such examination shall be held. Applications for any such examination shall be received at any time after the posting of the notice, and applicants shall be notified of the date of such examination by writing sent at least ten days prior to said date. Section 12A shall not apply to examinations held under this section. Applicants who fail to achieve a passing score in any such examination may not compete again in the written portion of the same examination within six months following the original date of taking the examination."

OCE-35
This poster Issued:
July 6, 1968

MABEL A. CAMPBELL
Director of Civil Service

One hundred-~~Eleven (111)~~
of Fifty-Four (154) of
161


U.S. POSTAGE
.06


BOSTON, MASS.
JUL 17
1968
STATE HOUSE STA.

PREVENT INJURY
SAVE LIFE
USE SEAT BELTS

Mr. John J. Crapo
31 Gray Street
Cambridge, Mass. 02138

DIVISION OF CIVIL SERVICE
State House, Boston, Mass. 02133

BY J.J. CRAPO, Pro Se
JJC///C

One Hundred - Thirteen (113) OF Fifty-Six (156) OF 161

NATIONAL *Shrine of St. Jude*
CLARETIAN MISSIONARY FATHERS
221 WEST MADISON STREET
CHICAGO, ILLINOIS 60606

CHICAGO ILL NOV 19 '79
U.S. POSTAGE 15
P.B. METER 654199

Mr. John J. Crapo
P. O. Box #13
North Cambridge, Massachusetts 02140

BEST AVAILABLE COPY

BY MR J.J. CRAPO
JJC/jjc

#One Hundred - ~~Twelve~~ ~~[illegible]~~ Fifty-Five (155) OF 161 -

ST. JUDE, PRAY FOR US

NATIONAL SHRINE OF ST. JUDE

CLARETIAN MISSIONARY FATHERS
221 WEST MADISON STREET • CHICAGO, ILLINOIS 60606 • TELEPHONE: 312 • 236-7782

November 7, 1979

Dear Mr. Crapo:

Thank you for your $10.00 offering in memory of Alice M. Robbins. Her husband, Arthur E. Robbins, has been notified of this donation.

The name of Alice M. Robbins, has been placed before St. Jude's altar at the Shrine, and she is being included in prayers and Masses for the repose of her soul.

May God bless you.

Sincerely in St. Jude,

Father Robert, CMF

FATHER ROBERT, C.M.F.

BY Mr J.J. CRAPO
JJC/jjc

June, 1977

Winthrop Inter-Agency Council

Dear Council Member:

Enclosed you will find a draft copy of the Winthrop Inter-Agency Council By-laws. After a committee reviewed a standard copy of by-laws, they presented the Council with the revised edition at the May 24, 1977 meeting. After discussing the revised copy, Rev. George Tyson volunteered to put the by-laws into a more sequenced order.

We would like your imput of these by-laws. Please bring your ideas and suggestions with you for the July 26, 1977 meeting, to be held at the Cliff House Nursing Home, 170 Cliff Avenue, Winthrop at 10:30 am.

Again we would like to thank Rev. George Tyson for all the work he put into the enclosed copy.

Look forward to seeing you on July 26, 1977.

FRANKIE BOYER
GAIL WILLIS

#One Hundred ~~Fourteen~~ Fifty-Seven (157) ~~(114) OF~~ OF 161

BY J. J. CRAPO PRO-SE JJC

#. The Nurses - [illegible] (113)
of Fifty-Eight (158) of 161 -


FIRST CLASS MAIL
John Crapo
Nursing Home Team
Lindemann Mental Health Ctr.
Government Center
Boston, MA 02114

BY MR J.J. CRAPO

one hundred-Sixteen (116) OF Fifty-Nine (159) OF 161 Exhibits
BY Mr J. J. CRAPO

PSYCHOLOGY - ADULT UNIT

Name	No.
Ventola, Louis	243
Leonard, Wallace M. (Miss)	243
Rotman, Eleanor L.	243
Stromwell, Eva	326
Daum, Dahiel E.	203

SOCIAL SERVICE - ADULT UNIT

Name	No.
Dolan, Mary - Director	379
Baer, Magdalyn Pat	380
376 Mason Cassulli, Charles Donovan 376	444
Haglerud, Ann K.	237
Lunt, Elizabeth	376
Lutfy, Natalie	444
Santurjian, Carol Kohan - Treschak	377
	223

NURSING SERVICE

Name	No.
Dir. of Nurses - Dufford, Esther, R.N.	430
Asst. Dir. of Nurses, Adm.- Moreau, S., R.N.	449 314
Asst. Dir. of Nurses, Educ.- L., R.N.	450
Co-Dir. In-Service Program - Stanley, L., R.N.	202
Nursing Instructor- Lombardo, Anne, R.N.	223
Chief Hosp. Sup.- McIntyre, Ida, R.N.	449
Chief Hosp. Sup. - Flavin, R., R.N.	449

Name	No.
Asst. Dir. of Nurses, G.U.- Calistan, A., R.N.	413
Chief Hosp. Sup. - McLellan, Vesta, R.N.	414

FURCOLO - RECEPTION BUILDING

Location	No.
Supervisor's Office	374 & 375
Admission Room	385
Marking Room	451
R - 1 (Geriatric Admission)	231
R - 2	279
R - 3 (Admission Ward)	232
R - 4	319 ~~277~~

MEDICAL & SURGICAL BUILDING

Location	No.
Supervisor's Office	206
Physio-Therapy	218
X-Ray	219
Operating Room	220
Pharmacy	221
Lobby	208

Male Home - 570

JJC/jjc

PSYCHOLOGY - ADULT UNIT

Ventola, Louis	243
Leonard, Wallace M. (Miss)	243
Rotman, Eleanor L.	243
Stromwell, Eva	326
Daum, Dahiel E.	203

SOCIAL SERVICE - ADULT UNIT

Dolan, Mary - Director	379
Baer, Magdalyn	380
376 Mason Pat	
~~Cassull, Charles~~ Donovan 396	444
~~Haglerud, Ann~~ K.	237
~~Lunt, Elizabeth~~	376
~~Lutfy, Natalie~~	444
~~Santurjian, Carol~~ Kokan - Treschak	377

NURSING SERVICE

Dir. of Nurses - Dufford, Esther, R.N.	430
Asst. Dir. of Nurses, Adm. - Moreau, H., R.N.	449 314
Asst. Dir. of Nurses, Educ. L., R.N.	450
Co-Dir. In-Sergice Prograr - Stanley, L., R.N.	202
Nursing Instructor - Lombardo, Anne, R.N.	223
Chief Hosp. Sup. - McIntyre, Ida, R.N.	449
Chief Hosp. Sup. - Flavin, R., R.N.	449

Asst. Dir. of Nurses, C.U. - Calistan, A., R.N.	413
Chief Hosp. Sup. - McLellan. Vesta, R.N.	414

FURCOLO - RECEPTION BUILDING

Supervisor's Office	374 & 375
Admission Room	385
Marking Room	451
R - 1 (Geriatric Admission)	231
R - 2	279
R - 3 (Admission Ward)	232
R - 4	319 ~~297~~

MEDICAL & SURGICAL BUILDING

Supervisor's Office	206
Physio-Therapy	218
X-Ray	219
Operating Room	220
Pharmacy	221
Lobby	208

Male Home - 570

One Hundred Sixty (160) OF 161

BY J.J. CRAPO, Pro Se

JOHN JENNINGS CRAPO
PO BOX 400151
CAMBRIDGE MA 02140-0002

VIA ~~CERTIFIED~~ December Fifth
~~MAIL ARTICLE~~ (05TH) 2001
~~#~~ EXPRESS PAGE ONE (01)
MAIL RETURN OF EIGHT (08)
RCPT REQUESTED PAGES
Please

AMERICAN INTER-
NATIONAL GROUP
INC, Secretary's
OFFICE, Secretary
Ms Kathleen E. SHANNON
~~ESQ~~ OR ACTING
SECRETARY
70 PINE Street
New York City NY
10270

RE: My Stockholder Proposal to
BE ~~CONSIDered~~ Presented at
The ~~FORTH~~COMING ANNUAL Meet
ING OF SHAREHOLDERS OF
AMERICAN INTERNATIONAL
GROUP INC Meeting IN ANNUAL
Meeting OF ASSEMbled Shareholders
AND PROXIES

→ Next Page Please

Shareholder CRAPO TO AIG
Dec. 05 2001
PAGE TWO (02) OF EIGHT (08)

DEAR MS SHANNON:

I'M The OWNER OF 294 Shares OF AMERICAN INTERNATIONAL GROUP INC Common Stock The shares I've owned for over one (01) year consecutively AND I plan to OWN them until the adjournment OF the Next ANNUAL Meeting OF Shareholders At which time I plan to present my shareholder proposal which I Ask AND it's supporting statement be published IN the Proxy statement OF the Meeting IN Question

IN EVENT YOU HAVE QUESTIONS OR COMMENTS ~~Please ADI~~ OF Me please ADDRESS them to me by letter to Me at MY POST OFFICE Box

→ to Next page

Stockholder CRAPO to AIG
Page three (03) OF EIGHT (08)
December 5th 2001

SHAREHOLDER PROPOSAL

We shareholders and proxies meeting IN ANNUAL Meeting OF shareholders Meeting as stockholders and Proxies ASSEMBLED Recommend OUR BOARD OF DIRECTORS ("DIRECTORS") OF AMERICAN INTERNATIONAL GROUP INC ("AIG") TAKE The FOLLOWING ACTION

Shareholder CRAPO OF CAMBRIDGE, MASSACHUSETTS HAS SENT The AIG SECRETARY MS SHANNON, ESQ IN her capacity as said Secretary

1) SOCIAL WORKER LIABILITY STATEMENT OF MS GASKILL

2) HOME HEALTH AID ASSIGNMENT OF MS ~~BAPP~~ BAPTISTA FOR MS Benoit

3) REPORT OF THE MASSACHUSETTS PORT AUTHORITY (BOSTON HERALD) by MS RACHELLE COHEN

4) MEMORANDUM OF MS JANE W. ECKERT, ACADEMY OF CERTIFIED SOCIAL WORKER, NATL ASSOCIATION OF SOCIAL WORKERS

5) STAFFING LIST OF The COMMONWEALTH of MASSACHUSETTS DEPARTMENT OF MENTAL HEALTH'S ERICH LINDEMANN PSYCHIATRIC HOSPITAL
DR RAQUEL COHEN MD, MPH CEO AND MS CATHERINE WEISBROD, SOCIAL WORK DEPARTMENT DIRECTOR

6) STAFFING LIST OF the EAST BOSTON/WINTHROP Counselling Center, DR. CHARLES CARL MD, Clinic DIRECTOR/CEO
DR VIRGINIA JOHNSON, Ph.D., Chief PSYCHOLOGIST
MR MICHAEL F. MELEEDY, MSSS SUPERVISON SOCIAL WORK
MR EUGENE THOMPSON, ADMINISTRATIVE DIRECTOR, North SUFFOLK MENTAL HEALTH ASSOCIATION

7) GERIATRICS PROGRAM DIRECTOR ERICH LINDEMANN ~~MENTAL HEAL~~ PSYCHIATRIC HOSPital Director MS JANE W. ECKERT, ACSW

→ Next Page

8) BY-LAWS OF THE WINTHROP, CHELSEA AND REVERE Community Council

9) DIVERS other INFORMATION ALL-IN-ALL Numbering Seventy (70) pages of Documents

WE COMPLY WITH U.S. SECURITIES AND EXCHANGE COMMISSION ("Commission") LAWS, Rules, AND REGULATIONS

WE ASK Following the ANNUAL Meeting OF Shareholders OUR DIRECTORS HAVE A SPECIAL Stockholder Meeting So to Read all this INFORMATION - to DISCUSS IT'S IMPLICATIONS IN VIEW OF THE ATTACK ON NEW YORK City BY allegedly SUICIDAL PERSONS AND their Captives September Eleventh 2001. We ASK THE DIRECTORS to

→ Next page

REPORT THESE FINDINGS AND OUR DISCUSS-
IONS IN WRITING TO THE RIGHT HON MR
JOHN DAVID ASHCROFT, L.L.D., TO THE
U.S. SECRETARY OF COMMERCE AND TO ALL
CEO'S OF HOLDING COMPANIES THAT HAVE
INSURANCE COMPANY SUBSIDIARIES. WE
ASK THAT A COPY OF THE REPORT BE
INCLUDED AS AN APPENDIX TO THE
PROXY STATEMENT OF THE YEAR
2003 ANNUAL MEETING OF SHARE-
HOLDERS AND PROXIES MEETING
AS AN ASSEMBLED MEETING OF
SHAREHOLDERS OF AIG

SUPPORTING STATEMENT

"THE DISTRUCTION OF LIVES
September eleventh Year 2001
OF NEW YORKERS AND KIDNAPPED
VICTIMS OF ALLEGEDLY SUICIDAL
INDIVIDUALS IS VERY COSTLY
- AS HAS BEEN THE LOSSES
AT WASHINGTON DC AND IN
PENNSYLVANIA - AND NOW
IN SOUTH CENTRAL ASIA IN
THE KINGDOM OF AFSGANISTAN AND
NEIGHBORING LANDS

→ Next PAGE

"The Mental health and Public health authorities in MASSACHUSETTS it's clear Failed to DO their duty IN providing Consultation and clinical Services at LOGAN INTernational AIRPORT IN East Boston

WHO PAYS? Should INSURance Companies PAY OR Should the State OF MASSACHUSETTS PAY FOR the Fatalities, INJURIES, Casualties, DISTRUCTION and damage IN New YORK, an adjoining State, AND IN the District AND PENNSYLVANIA

We are lovers OF Culture We are concerned about the damage IN AFGANISTAN Who pays. What ABOUT DAMAGE to artifacts that are irreplaceable. the Dead Sea Scrolls Were Found IN Caves IN France there ARE CAVES that have art ON their WALLS Which Could tell US OF the lives OF ARABS AND others

→ Next Page

"BEFORE HISTORY WAS WRITTEN DOWN - WE KNOW ARABS - IF COLUMBIA UNIVERSITY MAY BE BELIEVED, EXISTED AS A CULTURE LONG BEFORE ISLAM AS MONOTHESISM WAS CREATED

WE ARE CONCERNED THAT THE CLAIMS WILL BE ENORMOUS AND BANK-RUPT INSURANCE COMPANIES, THAT THOSE WHO FAILED TO PROVIDE ADEQUATE SECURITY WILL ESCAPE ACCOUNTABILITY FOR THEIR MISCONDUCT AND INNOCENT SHAREHOLDERS LIKE US WILL HAVE TO PAY

JUST RECENTLY EVIDENCE HAS BEEN PRESENTED THE PERSON WHO WAS THOUGHT TO BE THE ~~STRANGLER~~ BOSTON STRANGLER WAS NOT HIM OR HER

IF THE STATE OF MASSACHUSETTS WAS RESPONSIBLE FOR THE WELL PUB-LICIZE INCIDENTS IN THE NEW YORK CITY AREA SEPT ELEVENTH WHY SHOULDN'T THE MASSACHUSETTS STATE TREASURER HON MS SHANNON PATRICIA O'BRIEN, ESQ. J.D - PAY FOR ALL CLAIMS SO RESULTING?

Sincerely John Jennings Crapo

JJC/jjc December Seventh Year 2001

(MR) John J. CRAPO, PRO SE
Retired STATE EMPLOYEE
PO BOX 400151
CAMBRIDGE MA 02140-0002

VIA CERTIFIED December 07th
MAIL ART Year 2001
IF 7001 1940 PAGE ONE (01)
0001 5096 OF three (03)
8513 PAGES
Return Rcpt PLUS ENCLO-
REQUested SURES
Please

Hon State BOARD
OF RETIREMENT EXECUTIVE
Department Of
State Treasurer
BD Chairperson Hon Mr
Shannon P-O'BRIEN, JUR D
ESQUIRE
JOHN W McCORMACK STAT BLD
ROOM 1219
1 ASHBURTON PLACE
Boston MA 02108-1607

Dear Gentlemen AND Ladies
Enclosed WHICH I Call to
YOUR Attention IS A COPY
→ Next Page Please

OF my letter to AMERICAN INTERNATIONAL GROUP INC VIA EXPRESS MAIL Return Receipt Service Requested a COPY this my letter of Trans-mittal this I include with my Shareholder proposal to American International GROUP INC

A COPY this letter of transmittal I to YOU Send via Certified MAIL Return receipt Requested Service to the Hon State District COURT CAMBRIDGE DIVISION MA. TRIAL COURT to the US. Equal Employment opportunity Commission Boston AREA OFFICE, AND to the U.S. SECURITIES AND EXCHANGE COMMISSION

Please include this letter and attachments with the other letters and

→ to page three (03)

J.J. Crapo to Hon STAT BD OF Retirement
Dec 07th 2001

records I've been Sending you

Sincerely
John J. Crapo

Enclosures

C.C. VIA Express MAIL Return Rcpt Requested to American International GROUP INC
VIA Certified MAIL Return Rcpt Requested to Hon District Court MA TRIAL Court Hon Mr Robert L. Moscow, CLRK-MAGISTRATE CAMBRIDGE DIVISION
U.S. Equal Employment opportunity Commission
U.S. SECURITIES AND EX-CHANGE COMMISSION

JJC/jjc

John J. CRAPO, Pro Se
PO Box 400151
CAMBRIDGE MA 02140-0002

VIA Certified MAIL AND #7001 1940 0001 5091 0413 Return Rcpt REQUESTED

December 07th 2001

please put this and attachments with others of my records you have for me

Hon District Court Department TRIAL COURT CMNWLTH OF MA CAMBRIDGE DIVISION CLRK MAGISTRATE'S OFFICE
Hon Mr Robert L. Moscow
OR Acting CLRK-Magistrate
PO Box 338
CAMBRIDGE MA 02141-0338

Dear MR MOSCOW

Enclosed is copy my shareholder proposal to American International Group INC which I send to it by Express MAIL Return Rcpt REQUESTED WHICH I call to YOUR attention

→ Next page

J. J. CRAPO to EEOC
P two(2) OF TWO(2) PP
Dec 05 2001

I Send Via Certified Mail return receipt requested to The MA Stat Board of Retirement, the Hon District Court Cambridge Division the U.S. Securities and Exchange Commission and Via Express Mail Return Receipt Requested & American International Group Inc

Sincerely

John J Crapo
John J. Crapo. Pro Se

End

cc to above eneumerated interested Persons

JJC/ijc

JOHN JENNINGS CRAPO
PO BOX 400151
CAMBRIDGE MA 02140-0002

VIA Certified MAIL
#7001 1940 0001 5090 4313
Return Rcpt RE-Quested Please

Dec. 05th 2001

U.S. SECURITIES AND Exchange COMM
DIVISION OF CORPORATION FINANCE CHIEF COUNSEL
450 5th St NW
WASHINGTON DC 20549-0213

SHAREHOLDER PROPOSAL TO AMERICAN INTERNATIONAL GROUP INC

Dear Gentlemen and Ladies

I call to your attention copy my shareholder proposal to American International Group INC Annual Meeting of Shareholders Year 2002

Copy this letter of transmittal I send via Certified Mail to ~~The BOARD OF RETIREMENT, State OF MASSACHUSETTS~~ Return RCPT Requested to the State BOARD OF Retirement OF the State OF MASSACHUSETTS, to the U.S. to pay two (02)

P. two (02) of two (02) page:
CRAPO to SEC Dec 05 2001
Equal Employment opportunity
Commission, the Hon District
Court MA Trial Court, East
Cambridge Division, and
Via Express Mail Return
Rcpt Requested on American
International Group Inc

Sincerely

John Jennings Crapo

Encl
C.C. Via Certified Mail
Return Receipt Requested
U.S. Equal Employment
Opportunity Commission
District Court Department
Cambridge Division
State Board of Retirement
Executive Department MA
State Treasurer
Via Express Mail
Return Rcpt requested
American International Group
Inc
JJC/jjc

John Jennings Crapo ("John Crapo")
PRO SE to
AMERICAN INTERNATIONAL GROUP
December 05 2001
P. one (01) OF THREE (03)

TABLE OF CONTENTS

→ Next page

JOHN JENNINGS CRAPO, PRO SE
("JOHN CRAPO") TO
AIG
Dec 05 2001
P TWO (02) OF THREE (03)

TABLE OF CONTENTS

→ Next page

JOHN CRAPO TO

AIG TABLE OF CONTENTS

DEC 05 2001

PAGE three(03) of three

PART J

ONE(01) THE WORLD ALMANAC
OF AND BOOK
NINE(09) OF FACTS
Year 2002

JOHN CRAPO TO AMERICAN INTERNATIONAL GROUP INC ("AIG") PART ~~ONE~~ A

TO AMERICAN INTERNATIONAL GROUP
A ONE(01) OF ONE

AMERICAN HOME ASSURANCE CO.
THIS IS A CLAIMS MADE POLICY - PLEASE READ CAREFULLY

2/14/01 SOCIAL WORKER PROFESSIONAL LIABILITY POLICY
*** RENEWAL ***

NOTICE: A LOWER LIMIT OF LIABILITY APPLIES TO JUDGMENTS OR SETTLEMENTS WHEN THERE ARE ALLEGATIONS OF SEXUAL MISCONDUCT (SEE THE SPECIAL PROVISION "SEXUAL MISCONDUCT" IN THE POLICY).

DECLARATIONS

POLICY NO: SWL-4726669

ACCOUNT NO: MA-GASE127-1 01847645

ITEM 1. (a) NAME AND ADDRESS OF INSURED:

ELIZABETH S. GASKILL
127 MT. AUBURN STREET
CAMBRIDGE, MA 02138

ITEM 1. (b) ADDITIONAL NAMED INSUREDS:

BEST AVAILABLE COPY

TYPE OF ORG: INDIVIDUAL

ITEM 2. ADDITIONAL INSUREDS:
INDECO USA
21 MERCHANTS ROW
BOSTON, MA

ITEM 3. POLICY PERIOD: FROM: 02/01/01 TO: 02/01/02
12:01 A.M. STANDARD TIME AT THE ADDRESS OF THE INSURED AS STATED HEREIN:

ITEM 4. LIMITS OF LIABILITY:
(a) $ 1,000,000 EACH WRONGFUL ACT OR SERIES OF CONTINUOUS, REPEATED OR INTERRELATED WRONGFUL ACTS OR OCCURRENCE
(b) $ 3,000,000 AGGREGATE
(c) $ 5,000 DEFENSE REIMBURSEMENT

ITEM 5. PREMIUM SCHEDULE:

CLASSIFICATION	NUMBER	RATE	ANNUAL PREMIUM
A.C.S.W.	1	211.00	211.00
DEFENSE LIMIT			.00
L A N D L O R D S	1	42.00	42.00

ITEM 6. RETROACTIVE DATE: 02/01/91

TOTAL PREMIUM: 253.00

ITEM 7. EXTENDED REPORTING PERIOD
ADDITIONAL PREMIUM (if exercised): $ 253.00

ITEM 8. POLICY FORMS AND ENDORSEMENTS
ATTACHED TO THIS POLICY:
IRM #65852 7/96 #65853 (7/96)

AUTHORIZED COMPANY REPRESENTATIVE

THIS IS NOT A BILL. PREMIUM HAS BEEN PAID.

JOHN CRAPO to AIG
PART B

TO AIG FROM JOHN CRAPO
B ONE(01) OF ONE(01)

BEST AVAILABLE COPY

VNA CARE NETWORK

HOME HEALTH AIDE ASSIGNMENT DOCUMENTATION SHEET

JOHN CRAPO to AIG
PART C

JOHN CRAPO TO AIG
C ONE(01) OF ONE(01)
JJC/jjc

BEST AVAILABLE COPY

WEDNESDAY

BOSTON HERALD DEC FIFTH 2001

This report must not gather dust

Marshall Carter offered up a simple but splendid idea for keeping the heat — and the light of day — on proposals for reforming the Massachusetts Port Authority.

The former State Street Bank chairman had lent his name, his energy and his expertise to the commission assigned to come up with a plan for restoring the reputation of the beleaguered agency. But he's well aware that there's an abundance of reports sitting on many a shelf at the State House, artifacts to good intentions and short attention spans.



Rachelle COHEN

It's why the Carter Commission report concludes with listings of "implementation actions" for the governor, the Legislature, the Massport board and CEO, and even the mayor of Boston, the listings divided into short-term (over the next six months) or longer term (2002 to 2004).

"Why don't you people in the media publish that as a scorecard, maybe on a quarterly basis?" he suggested.

That which has been done, not done, is in process, in the garbage, whatever.

"That's good public pressure," he added.

Carter knows that barring another horrific security lapse at Logan Airport, the public attention span for "reform" is more or less on a par with that of the average toddler. It shouldn't be that way; it just is.

What the commission put into black and white about the patronage system as it exists at Massport didn't come as any surprise. Back in the good old days Massport was a cash cow and no one much cared if more than a little cream was skimmed off the top for patronage jobs. The agency was the original equal-opportunity employer — qualified, not qualified, who cared?

Remember the tale of Gov. Bill Weld's offer of a job to an Irish barmaid, who arrived here asking that age-old question, "Where's me job?" which then became her *nom de patronage.*



SWIFT: Her future tied to Massport's.

"Under the moratorium on patronage [declared by acting Gov. Jane Swift, who gave the commission its mandate] each individual legislator will have to do his own moral calculation," Carter said. "But we didn't recommend eliminating referrals entirely. If someone wants to recommend someone in his district for a $30,000 job in the garage, that's not what we're worried about."

And it's that kind of thing that would go into the monthly "sunshine report."

"It's the creation of a job that's detrimental to the agency," Carter added. "Massport has some 900 professionals who have been able to do the job and do it well" but patronage has created a severe morale problem.

And financial problems it can no longer afford.

The agency has routinely spent about $1.4 million a year on favored charities, for example, attempting to buy goodwill in the community and with a few powerful politicians. It obviously hasn't worked — or that extra runway would have been built eons ago. Applying what the commission termed the "corporate gold standard" of charitable giving and even adjusting that upward, they concluded Massport's annual giving ought to be no more than $517,000 a year.

Yes, that's how detailed and thorough the commission's work was — and in a mere 45 days.

One of the more problematic aspects of implementing the report appears to be the future of the Massport board — some of its members locked in for the next four to seven years under a little sleight of hand performed by former Gov. Paul Cellucci. And that's too bad.

One of the best commission recommendations relative to the board was to mandate that the labor representative — currently Teamster union head George Cashman — be free of any conflict of interests. In other words, the labor member must be from a union which has no contracts at Massport, unlike the incumbent Cashman. What a concept!

Another calls for adding two board members, one a resident of Boston and one from a surrounding community "impacted by Massport's activities."

"We were very careful with the wording on that," Carter noted. "That person doesn't get to represent that community."

In fact the commission suggested the board adopt basic principles that the Securities and Exchange Commission requires of all boards of publicly held corporations, including "basic knowledge of the industry" and a "willingness to avoid conflicts of interest."

Long before Sept. 11, Massport was a public-sector dinosaur attempting to run a jet-age business. The Carter Commission report points it all the right directions. The governor and legislative leaders should be judged on their ability and willingness to see that it's carried out.

Talk back to Rachelle Cohen on line at bostonherald.com.

JOHN CRAPO TO A/G

PART D

JOHN CRAPO TO AIG
PART D ONE(01) OF ONE


The Commonwealth of Massachusetts
Department of Mental Health

ERICH LINDEMANN MENTAL HEALTH CENTER
GOVERNMENT CENTER
BOSTON, MASSACHUSETTS 02114

March 1, 1979

TO: Geriatrics Team Staff

FROM: Jane W. Eckert, ACSW

The following is the schedule for team meetings for the next two months.

March 9	East Boston
March 16	Skeleton Day - No Meeting
March 23	Chelsea
March 30	North End
April 6	Freedom Trail
April 13	Revere
April 20	Lindemann Center
April 27	East Boston

JWE:gme

JOHN CRAPO TO AIG
PART E ONE(01)
ONE - NINETEEN Pages

E 1-919

John J Crapo

ERICH LINDEMANN MENTAL HEALTH CENTER

TELEPHONE DIRECTORY

E2 OF 19

UNITS AND ABBREVIATIONS

Adult In-Patient	AIPU
Adult Mental Retardation	AMR
Building Superintendent	BS
Bunker Hill Health Center	BHHC
Center House Workshop	CHW
Charlestown Halfway House	CHH
Chelsea Community Counseling Center	CCCC
Children's Residential Unit	CRU
Children & Youth Service Unit	C&YSU
Clinical Research Program	CRP
Clinical Services (Adm)	Cl. Sv.
Community Relations	Comm. Rel.
Community Support Program	CSP
Detention Avoidance Program	DAP
Developmental Disabilities Unit	DDU
East Boston/Winthrop Community Counseling Center	EB/WCCC
Freedom Trail Clinic	FTC
Geriatrics	Geri.
League School of Boston	LSB
Legal Medicine	Leg. Med.
Management Information System Office	MISO
Mass. Community Assistance Parole Program	MCAPP
Medical Records Office	MRO
Mental Health Job Placement Project	MHJPP
Occupational Therapy	OT
Region VI	REG. VI
Revere Community Counseling Center	RCCC
Robert W. White School	RWS
Shore Collaborative	SC

E 3 OF 19

Skills Development Program	SDP
Social Psychology Lab	SPL
Special Studies Clinic	SSC
Superintendent's Office	Supt. O.
Supporting Services Division	SSD
Training Division	TNG
Volunteers	Vol.

E4 OF 19

ERICH LINDEMANN MENTAL HEALTH CENTER PHONE LISTINGS

Adult In-Patient....7512
Adult Mental Retardation....7876
Area Program Director....7636

Bookkeeper....2052
Building Superintendent....7080
Bunker Hill Health Center....242-5765
Business Office....7106

Cafeteria....7392
Capitol Police Desk....7084
Center House Workshop....227-9088
Charlestown Halfway House (YMCA)....242-2866
Chelsea Community Counseling Center....889-3300
Clinical Research Program....726-3842
Clinical Services....7281
Community Relations....7632
Community Residences Incorporate....7104
Community Resources Specialist....7103

Day Activity Program....4083
Detention Avoidance Program....8550
Developmental Disabilities Unit....7231
Drug Coordinator....7107

East Boston/Winthrop Community Counseling Center....569-3189
EEG Lab....7902
Emergency...."0"

Fire....2111
Freedom Trail Clinic....7720

Garage....7713
Gym & Pool....8267

Housekeeping....7555

Information....7100
Interface....7956

League School of Boston....723-5411
Legal Medicine....7107
Library....7280
Loading Dock....9039

Mailroom....7555
Maintenance....7422
Management Information System Office....7110
Massachusetts Community Assistance Parole Program....3294
Medical Lab....3162
Medical Records Office....6986
Mental Health Job Placement Program....8730

North End Community Health Center....724-9570
Nursing Director....7110

ES-0719

Occupational Therapy..7557

Payroll...~~7405~~ 2052
Personnel...3818
Pharmacy..7552

Region VI (DMH)...5795
Revere Community Counseling Center................................289-9331
Robert W. White School..227-7858

Shore Collaborative...742-6972
Social Psychology Lab...726-3852
Social Service Director...7735
Special Studies Clinic..726-3839
Superintendent's Office...7115-6
Supplies..7554
Supporting Services Division......................................7106

Telephone Repair..3940
Treasurer...7105
Training Division...7110

Volunteers..7733

Xerox...7555
X-Ray...7550

E6-0719

Name	Position	Unit	Location	Phone
Abelow, Annette	Senior Clerk & Typist	MRO	LC, 256	6986
Abernethy, Robert, MD	Psych. III (Unit Chief)	FTC	LC, 235	7720
Abney, Veronica, MSW	Staff Cl. Social Worker	DAP	Rm. P2	8550
Abugove, Roberta	Licensed Practical Nurse	AMR	Winthrop	846-2230
Adams, David	Mgmt. Info. Systems	REG. VI	Rm. P28	5795
Adelman, Susan	Principal Psychologist	RCCC	Revere	289-9331
Almeida, Zulmira	MH Assistant I	AIPU	LC, 4th Flr.	7512
Andrews, Barbara	Principal Clerk	FTC	LC, 234	7720
Asci, Linda	Secty. Child Grant	EB/WCCC	East Boston	567-8760
Avruch, Joseph, MD	Psychiatrist III	AIPU	LC, 4th Flr.	7512
Bailey, Emily	Staff Nurse	AIPU	LC, 4th Flr.	7512
Barrett, Claire	Comm. MH Nursing Adv.	CCCC	Chelsea	889-3300
Basha, Patricia	Staff Cl. Social Worker	EB/WCCC	East Boston	569-3189
Bennett, Craig	MH Assistant II	AIPU	LC, 4th Flr.	7512
Berkman, Cathy	Coord. of Adult MH Serv.	REG. VI	Rm. P32	5795
Bertram, James	MH Assistant I	AIPU	LC, 4th Flr.	7512
Betwenik, Lorraine	Hospital Supervisor	AIPU	LC, 4th Flr.	7512
Bloom, Gail	Occupational Therapist	OT	LC, 306	7558
Broadman, William	MH Assistant I	AIPU	LC, 4th Flr.	7512
Bombara, Paul	Jr. MH Coordinator	DDU	LC, M40	7231
Borofsky, Gerold, Ph.D.	Chief Psychologist	TNG	LC, 243	7110
Brand, Donald	Cl. Flw. in Psychology	TNG	LC, 238	7110
Brumbach, Christine	Curriculum Supervisor	LSB	3rd Flr. S.	723-5411
Brungraber, Margo	Secretary	CRP	Rm. 521	726-3842
Brdrius, Charlene, RN	Hospital Supervisor	AIPU	LC, 4th Flr.	7512
Cabaj, Robert, MD	Psychiatrist I	BHHC	Charlestown	242-5765

E7919

BEST AVAILABLE COPY

Cadel, Judith	Hd. Teacher of Inst. Sch.	REG. VI	Rm. P26	5795
Canada, Geoff	Assistant Director	RWS	Rm. 359	227-7858
Carfagno, Linda	Hd. Rehab Counselor	CHW	3rd. Flr. E.	227-9088
Cassetta, James	Business Manager	EB/WCCC	East Boston	567-8760
Carl, Charles, MD	Psych. III (unit Chief)	EB/WCCC	East Boston	569-3189
Carley, John	Unit Manager	AIPU	LC, 4th Flr.	7512
Carll, Anne, RN	Head Nurse	BHHC	Charlestown	242-5762
Carson, Gatewood	Staff Cl. Social Worker	CCCC	Chelsea	889-3300
Chambers, Sidney	Bookkeeper	AMR	Rm. 278	7876
Chan, Quan, Garly	Junior Accountant	REG. VI	P29	5795
Chan, William, DMD	Dential Research	SPL	Rm. 540	726-3852
Chedekel, David, Ph.D.	Chief Psycho. (Unit Chief)	DDU	LC, M31	7231
Cheevers, Mary, RN	Staff Nurse	AIPU	LC, 4th Flr.	7512
Chin, Mary E.	Store Keeper	SSD	LC, P15	7554
Chin Wah Q.	Asst. Supt. (Adm)	SSD	LC, P14	7106
Clemente, Nicholas, MD	Psychiatrist II	EB/WCCC	East Boston	569-3189
Clifford, Laurence	Dir. Residential Prog.	LSB	4th Flr. E.	723-4722
Coakley, Edward	Inst. Domestic Aid	SSD	LC, Ground Flr.	9039
Cohen, Raquel, MD	Supt. of State Hospital	Supt. O.	LC, 288	7115
Colarossi, Mary	Inst. Domestic Worker	RCCC	Revere	289-9331
Collins, Debrah	MH Assistant I	AIPU	LC, 460	7956
Collins, Mary	Executive Secretary	CHW	3rd. Flr. E.	227-9088
Comenita, Linda	MH Assistant I	AIPU	LC, 4th Flr.	7512
Condon, Denise	Principal Bookkeeper	SSD	LC, P11	2052
Connors, Stanley	Associate Director	MHJPP	Rm. 503A	8730
Constantino, Patricia	Senior Clerk & Typist	DDU	LC, M40	7231
Conway, Mark	Placement Specialist	MHJPP	Rm. 503A	8730
Corbett, Beverly	MH Assistant I	RCCC	Revere	289-9331

E80719

Crabb, David	Asst. Office Manager	CHW	3rd Flr. E.	227-9088
Crapo, John	Senior Social Worker	EB/WCCC	East Boston	569-3189
Cuddyer, Kevin	MH Assistant I	AIPU	LC, 4th Flr.	7512
Curren, Frank, MD	Psych. III (Unit Chief)	RCCC	Revere	289-9331
D'Ambrosio, Nicholas	MH Assistant I	SSD	LC, P20	7555
Davis, Shirley	MH Assistant I	AMR	Revere	284-8602
Davila, Carlos	Inst. Domestic Aid	TNG	LC, 2nd Flr. E.	7110
DeFlaun, Dorothy	Senior Clerk	MRO	LC, 255	6986
DePina, Paula	MH Assistant I	CCCC	Chelsea	889-3300
deSousa, Dolores	Senior Clerk & Typist	BS	Rm. P06	7080
DiPrete, David	MH Assistant I	EB/WCCC	East Boston	569-3189
Doller, Joanne, RNMS	Nurse Clinician	SSC	Rm. 513	726-3839
DuComb, Laurence, MD	Chief Resident	FTC	Rm. 226	7720
Duffy, Edward	Director	MCAPP	Rm. 262	3294
Dumont, Matthew, MD	Psych. III (Unit Chief)	CCCC	Chelsea	889-3300
Durant, Rena	Senior Bookkeeper	SSD	LC, P11	2052
Durant, Stephen	MH Assistant I	RCCC	Revere	289-9331
Dwight, Janette	Inst. Domestic Aid	CCCC	Chelsea	889-3300
Dydo, Dale	Rehab Counselor	SDP	LC, 3rd Flr. E.	7562
Dyer, Philip	MH Assistant II	DDU	Revere	284-8602
Easter, Joy, MD	Psychiatrist	NECHC	Boston	742-9570
Edelman, Sidney	Lab Technician	SSD	LC, 520	3162
Edling, Robert	MH Assistant I	CCCC	Chelsea	889-3300
Evans, Bella, MD	Retardation	Supt. O.	Rm. 290	7104
Faison, Beverly	Inst. Domestic Aid	DDU	LC, M26	7231
Fallon, Jill	Inst. Domestic Aid	DDU	LC, M26	7231
Fernandes, Rita	MH Assistant I	CHH	Charlestown	242-2866

E9719

Finn, Mark	MH Assistant II	RCCC	Revere	289-9331
Fiorelli, Linda	Adm. Assistant	SSD	LC, P08	3818
Flouton, Margo	Curriculum Supervisor	LBS	3rd. Flr. E.	723-5411
Flesses, John	MH Assistant I	BHHC	Charlestown	242-5765
Flynn, Edward	Reg. Business Manager	REG. VI	Rm. P24	5795
Forrest, Marian	Sp. Service Assistant	Supt. O.	LC, 294	7107
Foster, Theresa	Jr. MH Coordinator	REG. VI	Rm. P34	5795
Fournier, Valerie	Senior Clerk & Typist	AIPU	LC, 4th Flr.	7513
Fraser, Ann Narum RN	Head Nurse	AIPU	LC, 4th Flr.	7512
Freedman, Dorrie	Teacher	C&YSU	Mezzanine	7231
Freedman, Geri	Training Coordinator	DAP	Rm. P02	8550
Fried, Michelle	Occupational Therapist	AIPU	LC, 4th Flr.	7512
Friedman, Joel, Ph.D.	Chief Psychologist	EB/WCCC	East Boston	569-3189
Fretter, Diane	MH Assistant I	AIPU	LC, 4th Flr.	7512
Froston, Ann	Inst. Domestic Aid	AMR	LC, 3rd Flr. E.	4083
Frorillo, Michael	Senior Social Worker	AIPU	LC, 460	7956
Fullum, Valerie	MH Assistant I	AIPU	LC, 4th Flr.	7512
Funari, Edith	MH Assistant I	AIPU	LC, 4th Flr.	7512
Fusco, Libby	Clinical Associate	NECHC	Boston	742-9570
Gallagher, Linda	Inst. Domestic Aid	DDU	LC, M40	7231
Gelber, Sandy	Physical Therapist	C&YSU	Mezzanine	742-6972
Gelenburg, Alan, MD	Psych. II (Unit Chief)	SSC	Rm. 507	726-3839
Gello, Karyn	MH Assistant I	CHH	Charlestown	242-2866
Ghelfi, Richard	Asst. St. Superintendent	BS	Rm. P06	7080
Gibbs, Meriva, MSW	Director	DAP	Rm. P05	8550
Giordani, Eileen	Senior Clerk & Typist	Comm. Rel.	LC, 280	7632
Glim, Nancy	MH Assistant I	AIPU	LC, 4th Flr.	7512
Goldman, Margo, MD	Resident	PTC	Rm. 213	7720

E10919

Gonzales, Luis, MD	Resident	FTC	Rm. 271	7720
Goodwin, Debbie	Teacher	C&YSU	Messanine	742-6972
Gromley, Frank	MH Assistant II	EB/WCCC	East Boston	569-3189
Grande, Edie	Placement Specialist	MHJPP	Rm. 503A	8730
Grant, Rosetta	Research Assistant	REG. VI	Rm. P36	5795
Grazino, Susan	MH Assistant	AIPU	LC, 4th Flr.	7512
Gregory, Nancy	Teacher	C&YSU	Messanine	742-6972
Gressett, Steven, MD	Chief Resident	AIPU	LC, 4th Flr.	7512
Grob, Samuel, Ph.D.	Exe. Director (C.H.Inc.)	CHW	3rd Flr. E.	227-9088
Grossman, Melvyn, MD	Psychiatrist II	RCCC	Revere	289-9331
Guerard, Michael	Inst. Domestic Aid	EB/WCCC	East Boston	569-3189
Guralnick, Edward, MEd.	Staff Psycho. (Unit Chief)	AMR	LC,	7864
Hagenbuckle, John	MH Assistant I	RCCC	Revere	289-9331
Hamlet, Jaqueline	MH Assistant II	EB/WCCC	East Boston	7506
Hannigan, Cathy	Social Worker	RCCC	Revere	289-9331
Hansome, Walter	MH Assistant I	AIPU	LC, 4th Flr.	7512
Hass, Marian	MH Assistant II	BHHC	Charlestown	242-5765
Henshaw, Dalene	Associate Area Director	REG. VI	Rm. 279	7636
Herr, Kathleen	Hospital Supervisor	AIPU	LC, 4th Flr.	7512
Herzan, Helen, MD	Psychiatrist III	DDU	Messanine	7231
Hester, Judith	Cl. Flw. in Psychology	TNG	Rm. 242	7110
Hickey, Stephen	MH Assistant II	AIPU	LC, 4th Flr.	7512
Hirshberg, Cathy	MH Assistant II	BHHC	Charlestown	242-5765
Hogan, John	MH Assistant II	SSD	LC, P12	7556
Holland, Margo	Senior Clerk & Typist	Supt. O.	LC, 286	7735
Holmes, JoAnne	Supv. of Volunteer Ser.	Supt. O.	LC, 280A	7733
Horwitz, Abbie	MH Assistant I	AIPU	LC, 4th Flr.	7512
Humphrey, Holly, ACSW	Staff Cl. Social Worker	FTC	LC, 203	7720

E11919

Inghilleri, Nancy, RN	Staff Nurse	AIPU	LC, 4th Flr.	7512
Irwin, Karen	Head Nurse	AIPU	LC, 4th Flr.	7512
Isen, Judith	Research Analyst	CRP	Rm. 519	726-3842
Jacobson, Allen, MD	Psych. (Unit Chief)	BHHC	Charlestown	242-5765
Jagel, Janina	Social Worker	LSB	3rd Flr. E.	723-5411
Jamgochian, Nancy	Head Nurse	RCCC	Revere	289-9331
Jancourts, Deborah	Placement Specialist	MHJFP	Rm. 503A	8730
Jendrzejak, Joseph	Asst. Store Keeper	SSD	LC, Ground Flr.	9039
Jirard, Lillian	Junior Chemist	SSD	LC, 520	3162
Johnson, Roy	MH Assistant I	MISO	LC, 260	6986
Johnsyon, Valerie	Hospital Supervisor	AIPU	LC, 4th Flr.	7512
Jones, Edward	MH Assistant I	FTC	LC, 217	7720
Jones, Elizabeth	Library Reference Asst.	TNG	LC, Plaza West	7280
Jones Ted, M.Ed.	Mental Health Worker	FTC	LC, 2nd Flr.	7720
Jordan, Mary	Senior Clerk & Typist	FTC	LC, 234	7720
Joseph, Brian, MD	Psych. III (Unit Chief)	AIPU	LC, 422	7513
Joseph, Sara	Inst. Domestic Aid	AIPU	LC, 4th Flr.	7512
Joslow, Gary	Rehab Counselor	FTC	LC, 214	7720
Joyce, Elizabeth, RN	Staff Nurse	AIPU	LC, 4th Flr.	7512
Kaits, Bettie, ACSW	Cl. Social Worker Supv.	FTC	LC, 240	7720
Katz, Robert	MH Assistant I	LSB	LC, 4th Flr.	723-4722
Katz, Edward, MD	Psychiatrist I	EB/WCCC	East Boston	569-3189
Katzoff, George	Pharmacist	SSD	LC, Plaza East	7552
Keefe, Mary	Rehab Worker (CETA)	CSP	Rm. 309	7561
Keeffe, Carolin, MSW	Clinical Associate	NECHC	Boston	742-9570
Keegan, Ilse	Social Worker	LSB	3rd Flr.	723-5411
Keilson, Jeffrey	Supv. Program Analyst	REG. VI	Rm. P21	5795

E12019

Kelleher, Thomas	Asst. Staff Psychologist	EB/WCCC	East Boston	569-3189
Kelly, Charles, MSW	Staff Cl. Social Worker	DAP	Rm. P02	8550
King, Lorraine	Supv. Day Activity Prog.	AMR	3rd Flr. E.	4083
King, Ursula	Supervisor	CHW	3rd Flr. E.	227-9088
Kinsella, Richard, MSW	Pr. Social Worker	DAP	Rm. P05	8550
Kirby, Mary	Project Coordinator	REG. VI	Rm. P23	5795
Klapp, Marion	MH Assistant I	CCCC	Chelsea	889-3300
Kling, Alana, MSW	Social Worker	AMR	Rm. 266	7876
Koehane, Marilyn, RN MS	Comm. MH Advisory Spe.	DAP	Rm. P02	8550
Kosack, William	Project Coordinator	REG. VI	Rm. P01	5795
Kravits, Richard	MH Assistant I	RCCC	Revere	289-9331
Kresch, Jeffery	MH Assistant I	LSB	LC, 4th Flr.	723-4722
Kriteman, Rhea	MH Assistant II	AMR	Revere	284-8602
Lacey, Florence	Senior Clerk/Steno	REG. VI	Rm. P29	5795
LaCombe, Luella	Senior LPN	CCCC	Chelsea	889-3300
Laster, James, MD	Psychiatrist I	BHHC	Charlestown	242-5765
Lauricella, Anita	Placement Specialist	MHJPP	Rm. 503A	8730
Lazzarino, James	Inst. Domestic Aid	SSD	LC, P13	7113
Leahy, Ann	Teacher	SC	Mezzanine	742-6972
Leahy, Kevin	Assistant Director	MHJPP	Rm. 503A	8730
Lehrman, Theresa, RN	Hospital Supervisor	AIPU	LC, 4th Flr.	7512
Lemler, Joan	HA Drug Coordinator	Supt. O.	LC, 293	7107
Leone, Bridget	Telephone Operator	SSD	LC, Plaza Area	7100
Leschley, Nina	Occupational Therapist	OT	LC, 306	7557
Levin, Harriet	Occupational Therapist	DDU	LC, M40	7231
Levis, Victor	Placement Specialist	MHJPP	Rm. 503A	8730
Lichter, Hugo	Executive Director	MHJPP	Rm. 503A	8730
Lipsman, Ellen	Telephone Operator	Supt.O.	lc, 281	7102

E13919

Lipsitt, Paul, Ph.D.	Dir. DMH Law Unit HA	Leg. Med.	Rm. 310	7559
Long. Patricia RN	Hospital Supervisor	AIPU	LC, 4th Flr.	7512
Lorefice, Laurence, MD	Psychiatrist	NECHC	Boston	742-9570
Lowe, Burt	Inst. Domestic Aid	EB/WCCC	East Boston	567-8760
Lukacinsky, Nancy	Senior Clerk/Steno	REG. VI	Day Rm. Plaza E.	5795
Lurie, Cindy	Ward Clerk	AIPU	LC, 4th Flr.	7512
MacPhail, Janyce	Lab Technician	SSC	LC, 509	7902
Magaraci, Thomas	MH Assistant I	FTC	LC, 219	7720
Mahoney, Donna, RN	Head Nurse	RCCC	Revere	289-9331
Manschreck, Theo, MD	Dir. Inv. Psych. Prog.	CRP	Rm. 522	726-3842
Maraschiello, Salvatore	Chauffeur	SSD	LC, P09	7555
Markoff, John	Staff Cl. Social Worker	CCCC	Chelsea	889-3300
Martin, Nancy	Habilitation Services	DDU	Rm. M19	7231
Matteucci, Joseph	Inst. Domestic Worker	AIPU	LC, 4th Flr.	7512
Matthews, Oscar	Reg. Affir. Act. Dir.	REG. VI	Rm. P03	5795
McCabe, Margaret	Speech Therapist	C&YSU	Mezzanine	742-6972
McCarthy, Mary	Senior Clerk/Steno	REG. VI	Day Rm. Plaza E.	5795
McClay, Ronald	Truck Driver	CHW	3rd Flr. E.	227-9088
McCormick, Mark, MD	Psychiatrist I	RCCC	Revere	289-9331
McIver, Thomas	MH Assistant II	AIPU	LC, 4th Flr.	7512
McLeod, Helen	Senior Clerk & Typist	MISO	LC, 259	6987
McNeil, Margaret	Senior Clerk & Typist	AMR	LC, 249	7876
Meleedy, Michael	Staff Cl. Social Worker	EB/WCCC	East Boston	569-3189
Mendes, Dalene	Inst. Domestic Aid	CCCC	Chelsea	889-3300
Mento, Anthony	Inst. Domestic Aid	SSD	LC, P13	7113
Milhem, Lutfiah	Rehab Counselor	EB/WCCC	East Boston	569-3189
Miller, Owen	Inst. Domestic Aid	CHH	Charlestown	242-2866
Millstein, Kathleen	Pr. Cl. Social Worker	RCCC	Revere	289-9331

E14 9 19

Mingoelli, Lawrence	Chauffeur	SSD	LC, P09	7555
Mitchell, Suzanne	Dir. Comm. Resident	ISB	4th Flr. E.	723-4722
Mise, Andrew	Student	FTC	2nd Flr.E.	7720
Moccia, Diane	Inst. Domestic Aid	RCCC	Revere	289-9331
Moccia, Patricia	Special Services Asst.	RCCC	Revere	289-9331
Moffatt, Deborah, RN	Hospital Supervisor	AIPU	LC, 4th Flr.	7512
Monahan, Helen	Executive Secretary	MHJPP	Rm. 503A	8730
Moore, Anne	Reg. Licensing Coord.	REG. VI	Rm. P27	5795
Moreth, Susan	Senior Clerk & Typist	EB/WCCC	East Boston	569-3189
Morgenstern, Carie	Inst. Dom. Teacher	DDU	LC, M19	7231
Morley, Helen, RN	Asst. Dir. of Nurses	EB/WCCC	East Boston	569-3189
Morochnick, Abraham	MH Coordinator	CSP	LC, 289	7104
Morrill, Richard, MD	Psych. II-Clinical Dir.	Cl. Sv.	LC, 295	7281
Morris, Linda	Bookkeeper	CHW	3rd Flr. E.	227-9088
Morse, Earl	Sr. Mechanical Engineer	BS	Rm. P06	7080
Mosheno, Tim	Assistant Director	CHW	3rd Flr. E.	227-9088
Muller, James, Ph.D.	Pr. Psychologist	FTC	LC, 233	7720
Mustone, Janice	Secretary	SPL	Rm. 525	726-3852
Nair, Lesley	Fed. Affairs Coord.	REG. VI	Rm. P30	5795
Needelman, Ann	Day Prog. Coordinator	AMR	Rm. 270	7876
Nelson, Patricia, RN	Staff Nurse	AIPU	LC, 4th Flr.	7512
Nemic, Patricia	Asst. to JoAnne Holms	Supt. O.	Rm. 280A	7733
Newell, Christopher	Senior Social Worker	BHHC	Charlestown	242-5765
Ng, Lisa	Senior Bookkeeper	SSD	LC, P11	2052
Nisenbaum, Jan	Dir. HA Comm. Residence	AMR	Rm. 265	7876
Nisenbaum, Steven	Cl. Flw. in Psychology	TNG	Rm. 242	7110
Nixon, Ralph, MD	Resident	FTC	Rm. 208	7720

E15919

Ojeda, Raquel	Inst. Domestic Aid	TNG	LC, 2nd Flr.	7110
O'Laughlin, Kay, M.Ed.	MH Assistant II	FTC	LC, 222	7720
Oppenheim, Miriam	Cl. Social Work Supv.	DDU	LC, M29	7231
O'Toole, Edna	Secretary	TNG	Rm. 242	7110
Owen, Daniel	MH Assistant II	CCCC	Chelsea	889-3300
Page, Carolin	MH Assistant I	AMR	Winthrop	846-2230
Palasola, Richard	MH Assistant I	AIPU	LC, 4th Flr.	7512
Pappano, Robert	MH Assistant I	AMR	LC, 3rd Flr. E.	4083
Paris, Ann, RN	Staff Nurse	AIPU	LC, 4th Flr.	7512
Parks, Allen, Ph.D.	Staff Psychologist	DDU	LC, M41	7231
Paul, Jay	MH Assistant I	FTC	LC, 218	7720
Pecora, Albert (Nino)	Maintenance	BS	Ground Flr.	7422
Perkins, Paul	Staff Cl. Social Worker	CCCC	Chelsea	889-3300
Perpetua, Joanne, MSW	Clinical Associate	NECHC	Boston	742-9570
Pesa, Susanne	Day Care Development Spe.	DDU	LC, M26	7231
Pio, Joan	MH Assistant I	FTC	LC, 218	7720
Pilkington, Jerry	Business Manager	CHW	3rd Flr. E.	227-9088
Pinkert, Janet	Placement Specialist	MHJPP	Rm. 503A	8730
Piper, Edward	Supervisor	CHW	3rd Flr. E.	227-9088
Plzak, Eileen	MH Assistant I	TNG	LC, 242	7110
Ponte-Smith, Angela	Senior Social Worker	CHH	Charlestown	242-2866
Posey, Arthur	Senior Social Worker	AIPU	LC, 4th Flr.	7339
Post, Diane	Dir. of Medical Records	MRO	LC, 250	6986
Potter, Jennifer	MH Assistant I	CSP	LC, 3rd Flr. E.	7562
Press, Philip	MH Assistant I	AIPU	LC, 4th Flr.	7512
Pressman, Roberta, CAGS	Staff Psychologist	FTC	LC, 231	7720
Puls, Cynthia, RN	Head Nurse	EB/WCCO	East Boston	569-3189
Purin, Luann	Secretary	MCAPP	Rm. 268	3294

IE16 9 19

Randolph, Harold	Elevator Operator	AIPU	LC, 4th Flr.	7512
Regan, Francis	Reg. Drug Coordinator	REG. VI	Rm. P25	5795
Regina, Edmond	Assistant Director	SPL	5th Flr	726-3852
Reid, Joseph	MH Assistant I	AIPU	LC, 4th Flr.	7512
Repetto, Angelina	MH Assistant I	FTC	LC, 272	7720
Remmer, Harvey, MD	Resident	FTC	LC, 276	7720
Richman, Howard	Supervisor	CHW	3rd Flr. E.	227-9088
Riley, John, Ph.D.	Psychologist	DDU	Mezzanine	7231
Rizzuto, Leonard, RN	Staff Nurse	CPS	Revere	289-9331
Robinson, Doris	Principal Booddeeper	REG. VI	Rm. P18	5795
Rockwell, Susan	Inst. Domestic Worker	Supt. O.	LC, 286	7734
Rogers, Caleb	Production Manager	CHW	3rd Flr. E.	227-9088
Rohrbaugh, Joanna, Ph.D.	Psychologist	FTC	LC, 209	7720
Roper, Elaine	MH Assistant I	LSB	LC, 4th Flr.	723-4722
Rosenblatt, Malcolm, MD	Psychiatrist III	Leg. Med.	LC, 293	7107
Rubenstein, Emily	Staff Social Worker	CCCC	Chelsea	889-3300
Rucklos, Mary	Secretary	CRP	Rm. 521	726-3842
Ruffman, Pamela	Cl. Flw. in Psychology	TNG	Rm. 242	7110
Sargent, David, MD	Psychiatrist	CCCC	Chelsea	889-3300
Sasso, Thomas	Institution Treasurer	SSD	LC, P15	7105
Satin, David, MD	Psych. (Geriatric)	Geri.	LC, 316	7564
Saunders, Patricia	MH Assistant I	FTC	LC, 207	7720
Schaechter, Barbara	Executive Director	LSB	3rd Flr. E.	723-5411
Schaeffer, Ann, RN	Asst. Director of Nurses	AIPU	LC, 436	7512
Schnapp, Betty Jean	Staff Psychologist	AIPU	LC, 427	7512
Sellenger, Jay	Dir. of HA Vocational TNG	A'R	Charlestown	241-8168
Schwerin, Fredrick	Research Assistant	SPL	5th Flr.	726-3852
Sestito, Cheryl	Senior Clerk & Typist	SSD	LC, P08	3818

E17 OF 19

Shackleton, Bruce	Staff Psychologist	EB/WCCC	East Boston	569-3189
Shaffer, Kent	MH Assistant I	SDP	LC, 3rd Flr.	7562
Shapland, Peter	Parole Officer	MCAPP	Rm. 269	3294
Shirio, Leah	Secretary	NECHC	Boston	742-9570
Sicotte, Ronald	Head Cook	CHH	Charlestown	242-2866
Silverberg, Elizabeth	Staff Psychologist	EB/WCCC	East Boston	569-3189
Silverstein, Avis	Director Pre-School	LSB	Mezzanine	723-5585
Simon, Bernice	MH Assistant II	CCCC	Chelsea	889-3300
Simmons, Gloria	X-Ray Technician	SSD	LC, P35	7550
Singleton, Nancy	Secretary	LSB	4th Flr. E.	723-4722
Slavin, Ellen	MH Assistant I	CSP	LC, 289	7104
Sleeth, Cathy	Teacher	C&YSU	Mezzanine	742-6972
Slochburg, Beth	Spec. Services Assistant	DDU	LC, M40	7231
Slotnick, Bennett, Ph.D.	Psychologist	TNG	LC, 2nd Flr.	7110
Small, Gary, MD	Resident	AIPU	LC, 4th Flr.	7512
Smith, Betty	MH Assistant I	AIPU	LC, 4th Flr.	7512
Smith, Gene, MD	Director	SPL	Rm. 528	726-3852
Smith, Stephen, MSW	Staff Social Worker	DAP	Rm. PO2	8550
Smyth, Joan	Comm. MH Nursing Advisor	EB/WCCC	East Boston	569-3189
Snyder, Marie	Director	NECHC	Boston	742-9570
Solimine, Grace	Seamstress	SSD	LC, P13	7113
Soloman, Deborah	Placement Specialist	MHJPP	Rm. 503A	8730
Sommerfield, Maryanne	Cl. Social Work Supv.	AIPU	LC, 460	7956
Stark, Robert	Asst. Rehab Counselor	CHW	3rd Flr. E.	227-9088
Stern, Carol	Director	SC	Rm. M34	742-6972
Stewart-White, Lynn, RN	Head Nurse	AIPU	LC, 4th Flr.	7512
Stock, Kevin	MH Assistant I	AIPU	LC, 4th Flr.	7512
St.Pierre, Joseph	MH Assistant II	SSD	LC, Ground Flr.	8267

E18919

Name	Title	Unit	Location	Phone
Stucks, Alice	Quality Assurance Coord.	REG. VI	Rm. P27	5795
Sved, Susan	MH Assistant I	AIPU	LC, 4th Flr.	7512
Swift, Susan, ACSW	Pr. Cl. Social Worker	FTC	LC, 205	7720
Swift, Rosemary	Teacher	C&YSU	Mezzanine	742-6982
Sylva, Mary	MH Assistant I	AIPU	LC, 4th Flr.	7512
Taenser, Helen	MH Assistant I	AIPU	LC, 4th Flr.	7512
Tee, Carol	MH Assistant II	RCCC	Revere	289-9331
Tefft, Karen	Reg. Child Coordinator	REG. VI	Rm. P26	5795
Terry, Tanya	Hospital Supervisor	BHHC	Charlestown	242-5765
Thomas, Peter	Business Manager	SSD	LC, P12	7556
Thompson, Eugne	Adm. Director	EB/WCCC	East Boston	567-8760
Thorbeck, Jane	Pr. Psychologist	EB/WCCC	East Boston	569-3189
Thorn, Lisa	Student	FTC	Rm. 217	7720
Thorpe, Hattie, MSW	Pr. Social Worker	DAP	Rm. P02	8550
Tien, Yan Weh	Teacher	SC	Mezzanine	742-6972
Tomb, Richard, MD	Resident	AIPU	LC, 4th Flr.	7512
Toronto, Michael	Recreation Therapist	SSD	LC, Ground Flr.	8267
Torres, Walter	Inst. Domestic Aid	CCCC	Chelsea	889-3300
Trusten, Lois, RN	Head Nurse	FTC	LC, 201	7720
Turin, Luann	Adm. Assistant	MCAPP	Rm. 268	3294
VanDevanter, Nancy, RN	Head Nurse	Supt. O.	LC, 286	7734
VanNeste, Victor	Statistician	MISO	LC, 251	7110
Warglowa, Paul	Mechanical Handyman	SSD	LC, Ground Flr.	9039
Waterman, Frances	Pr. Clk.&Secty to Dept. Hd.	AIPU	LC, 4th Flr.	6199
Weber, Cheryl	MH Assistant I	AIPU	LC, 4th Flr.	7512
Weir, Douglas, MD	Resident	AIPU	LC, 4th Flr.	7512
Weise, Mary	MH Assistant I	LSB	3rd Flr. E.	723-5411

E19 (7) Nineteen (19)

Weiss, Joan	Staff Cl. Social Worker	EB/WCCC	East Boston	569-3189
Weisbrod, Catherina	Dir. of Cl. Social Work	Supt. O.	LC, 283	7735
White, Clay	MH Assistant II	CHH	Charlestown	242-2866
White, Georgia	Senior Clerk & Typist	SSD	LC, P15	7554
Williams, John	MH Assistant I	AIPU	LC, 4th Flr.	7512
Wilson, Jean, RN	Head Nurse	CCCC	Chelsea	889-3300
Winocour, Gilda	Development Specialist	AMR	Winthrop	846-2230
Wofse, Leonard	MH Assistant I	AIPU	LC, 489	7956
Wojcik, Stephen	Assistant Director	MHJPP	Rm. 503A	8730
Woller, Lauren	Telephone Operator	FTC	LC, 202	7720
Wood, Emory	Teacher Aid	DDU	LC, M40	7231
Wostrel, Mary	Social Worker	LSB	3rd Flr. E.	723-5411
Yanow, Susan	Staff Cl. Social Worker	Leg. Med.	LC, 312	7565
Yau, Jane, Ed.M. CRC	Director	CHW	3rd Flr. E.	227-9088
Zagarella, Rosemarie	Inst. Domestic Worker	EB/WCCC	East Boston	569-3189
Zeman, Carolyn	MH Assistant I	AIPU	LC, 4th Flr.	7512
Zimelis, Susan	MH Assistant I	AIPU	LC, 4th Flr.	7512

JOHN CRAPO TO AIG
DEC 05 2001
PART F
ONE (TWELVE PAGES)

Fone of Twelve (12)

EAST BOSTON-WINTHROP COUNSELING CENTER
10 Gove Street
East Boston, Massachusetts 02128

John Crepo
Sept 1979

Staff Training, Experience and Interests

BERMAN, BELINDA, M.S., M.F.C.

Staff Position:	Psychologist, Legal Team
Degree	B.A. in Sociology, U.S. Berkeley, M.S. in Counseling, Calif. State U Hayward, Calif. Licensed Marriage, Family, Child Counselor
Experience:	F.R.E.E. Foundation, Beverly Hills Calif. Project INSIGHT, Cambridge, MA
Special Interests:	Family Therapy, Group Therapy, Reichian Therapy.

BERRY, THOMASIN, M.S.W.

Staff Position:	Social Worker, Winthrop School Team
Degree:	M.S.W., Smith College
Experience:	Training at Framingham Youth Guidance Center and Tufts New England Medical Center Outpatient Psychiatry. Research in Aphasia at Boston V.A. Hospital and drug abuse at McLean Hospital
Special Interests:	School consultation and psychotherapy with children.

CARL, CHARLES, M.D.

Staff Position:	Center Director; Psychiatrist
Degree:	B.A. in History, Sociology, Psychology Yale University M.D., Yale University
Experience:	Rotating Intern, Cedars of Lebanon Hospital, Los Angeles; General Psychiatry Residency, Mass. Mental Health Center; Child Psychiatry Fellow, Thom Clinic Staff Psychiatrist and Director North Suffolk Mental Health Center Assistant in Psychiatry, M.G.H. Clinical Instructor, Psychiatry Harvard Med. School

F two(02) of twelve(12)

CARL, CHARLES, M.D.

Experience cont.:	President, Assoc. of Clinic Directors, of the Mass. Dept. of Mental Health
Special Interests:	Dynamic group therapy; family therapy; Early Intervention ("primary prevention") Administrative design in mental health programs.

CASSETTA, JAMES

Staff Position:	Business Manager
Degree:	B.A. in History, Secondary Education, Salem State College Masters' Candidate in Public Administration, Suffolk University
Experience:	Administering programs for children; Fund raising, proposals, etc.
Special Interests:	Office for Children; Kiwanis Club

CLEMENTE, NICHOLAS, M.D.

Staff Position:	Staff Psychiatrist
Degree:	B.S. in Biology, Fordham College; M.D., Georgetown Medical School, Washington, D.C.
Experience:	Boston State Hospital, May Unit Ward Chief, Acute Services; Greater Lawrence Mental Health Center, Staff Psychiatrist; Training Analyst, 1972-1975, American Institute for Advancement of Psychoanalysis (Karen Horney School New York City) Use of psychotropic medication as an adjunct to facilitate therapy; Application of the theories and insights of psychoanalytic work to short-term psychotherapy.

CRAPO, JOHN J.

Staff Position:	Sr. Social Worker, Geriatrics Team
Degree:	Social Work Procedure, U.S. Army Medical Service Corps School; Journalism, Defense Information School; attended Boston University and Harvard Univ. Commission on Extension Courses.

F three (03) OF Twelve (12)

CRAPO, JOHN J.

Experience: Psychiatric social worker, Metropolitan State Hospital; Member, Board of Health & Hospitals, City of Cambridge; Librarian, New Bedford Public Library; Asst. Psychiatric social worker, Fernald State School; Mental Health Asst. McLean Hospital; Social work specialist and co-compiler of research study on enuresis among army recruits, U.S. Army.

Special Interests: Advocacy on behalf of veterans, their widows, and orphans and other dependents to help them receive their full entitlements; study of catastrophic illnesses and experiences, and family development; journalism.

DETWEILER, ROBERT, M.H.W.

Staff Position: Mental Health Worker, Day Treatment Program

Degree: B.A. in Philosophy, University of Rhode Island

Experience: Agua Viva Associates, Cambridge (staff therapist); Mental health worker and administrative M.H.W., Glenside Hospital; Chaplain, St. John's Hospital, Lowell.

Special Interests: The interplay between the emotive and rational aspects of concurrent therapies; music and guided imagery as a therapy tool; multiple family groups; application of the Hartman Value Profile; program and team development; Italian speaking.

FITZGERALD-BURROW, DIANA, R.N., B.A.

Staff Position: Community Mental Health Nursing Advisor

Degree: R.N., Diploma in Nursing, St. Joseph's Hospital, Peterborough, Ontario; B.A. in Psychology, U. Mass.

Experience: Community Psych. Nursing (Geriatrics), Cambridge Hospital; Staff nurse, College Center Infirmary (Inpt. psych. unit for college students); Head Nurse, Children's Unit, Ypsilanti State Hospital.

F Four (04) OF Twelve (12)

FITZGERALD-BURROW, DIANA, R.N., B.A. CONT.

Special Interests:	Consultation, Gerontaology, Jungian psychology.

GRIEST, LISA, M.A.

Staff Position:	Child Grant, Pre-Natal and Early Childhood Specialist
Degree:	B.A., M.A. in Counselling Psychology, Tufts University
Experience:	Tri-City Mental Health Center
Special Interests:	Child Abuse; Consultation

HAMLET, JACQUELINE, M.H.W.

Staff Position:	Mental Health Worker II, Day Treatment Program
Degree:	High School
Experience:	Headstart Program, Community organizing groups; Mothers' group; Settlement House groups
Special Interests:	Day Treatment; insight and activity groups; community outreach.

HAUSMAN, MARGARETTA, M.S.W.

Staff Position:	Staff Clinical Social Worker - Adult Team
Degree:	B.A. in Russian Literature, Boston University; M.S.W., Smith College
Experience:	Acute Psychiatric Day Hospital, Butter Hospital, Providence, R.I.; Inpatient Social Worker, South Shore Unit, Medfield State Hospital; outpatient therapist, South Shore Mental Health Center.
Special Interests:	Family therapy, multiple family group therapy (mainly with families with a psychotic member).

JOHNSON, VIRGINIA, PH.D.

Staff Position	Chief Psychologist; Children's Services Coordinator

F Five (05) of Twelve

JOHNSON, VIRGINIA, PH.D. cont.

Degree: B.A. in Government, Oberlin College; M.A., Ph.D. in Clinical Psychology, Boston University.

Experience: Psych. trainee, Brockton V.A. Hospital, Inpatient Unit and Day Treatment Center; Psych. intern, South Shore M.H. Center; Staff Clinical Psychologist, M.H. component, South Shore M.H. Center/Randolph Public Schools; South Shore Counseling Assoc.; South Shore M.H. Center

Special Interests: Child/Family and Adult evaluation and therapy; school consultation; psychological testing and 766 process; supervision.

KELLEHER, THOMAS, M.A.

Staff Position: Staff Psychologist

Degree: B.A. in Psychology, Education, Holy Cross College; M.A., Ph.D. Candidate in Clinical-Community Psychology, Boston University.

Experience: Brighton-Allston M.H. Clinic; Lindemann-M.G.H. Clinical-Community Psych. Internship; Clinical Fellow, M.G.H. Dept. of Psychiatry; Interface.

Special Interests: Group, couples, and family therapy (also co-therapy); Child Therapy; Liaison systems community mental health work; psychological assessment and ego psych. therapy.

KOMBRINK, LAVERA, R.N., M.S.N.

Staff Position: Nurse Clinician, Child Grant

Degree: B.S., St. Louis University; M.S.N., Boston University

Experience: Clinical Specialist, Mini-School, Medford, Ma.; Aftercare, Grant Coordinator, Tri-City Unit, Met. State Hospital.

Special Interests: Child, adolescent, and family therapy; health-mental health co-ordinated services.

S1x(06) OF TWp/vp (12)

MASIELLO, DOREEN, M.H.W.

Staff Position:	Mental Health Worker, Geriatric Team
Degree:	B.S. in Rehabilitation Services, Sargent College, Boston University
Experience:	Eastern Middlesex Assoc. for Retarded Adults; Metropolitan State Hospital, Pride Workshop; Edgewood Convalescent Home.
Special Interests:	Elderly support groups; community outreach; Liaison work with agencies serving East Boston elderly; Italian-speaking.

MC GRANAHAN, EILEEN, M.S.W.

Staff Position:	Staff Clinical Social Worker, Geriatric T Team
Degree:	M.S.W. in Casework, Gerontology Concentration, Boston University
Experience:	Social Worker, Greenery Nursing Home; Adult Service Caseworker, N.H. Dept. of Public Welfare; Mental Health Worker, Boston State Hospital.
Special Interests:	The variety of individual responses to the aging process as related to lifelong adaptive patterns and personality organization; identification of "developmental tasks" in old age; loss; individual and family work.

MELREDY, MICHAEL F., M.S.W.

Staff Position:	Chief Clinical Social Worker
Degree:	B.A. in History, Boston College; M.S.W. in Casework, Boston College.
Experience:	Supervisor, Adoption Placement Unit, Mass. Division of Children and Family Services; Research Interviewer for Child Welfare League; private practice.
Special Interests:	Training of psychotherapists; use of media in preventive mental health; Utilization of mental health services.

F Seven (07) of Twelve (12)

MILHEM, LUTFIAH, C.A.G.S.

Staff Position: Vocational Rehabilitation Counsellor

Degree: Associate Degree, Birzeit College, West Bank of Jordan; B.A. in Political Science, Beirut University, Beirut, Lebanon; Teaching Certificate, Perkins School for the Blind, Watertown; M.Ed. in Counseling, Boston State College; C.A.G.S. in Rehabilitation Counseling, Sargent College, Boston University.

Experience: Student teaching, Perkins School for the Blind; Practicum and Planning, Geneva Point Conference Centre, N.H.; Intern, Voc. Adjustment Center, Boston; Individual counseling, therapist, Columbus Nursing Home, E.Boston; Milieu therapy, Eikos Psychiatric Halfway Home, Brighton; Rehab. Counseling Trainee, Lindemann - East Boston/Winthrop Counseling Center.

Special Interests: Rehabilitation screening, evaluation, counseling, and referrals; inter-agency lisiaon and consultation work.

MORLEY, HELEN, M.S.N.

Staff Position: Assistant Director of Nursing

Degree: M.S. in Child Psychiatric Nursing, Boston University

Experience: Public Health Nursing (VNA and City); Military (Navy); Peace Corps; Administration and Clinical work, Neighborhood Health Center; Administration and clinical work, mental health center.

Special Interests: Psychosomatic illness; consultation to medical facilities; supervision of students.

OGILBY, LYDIA, M.S.S.W.

Staff Position: Clinical Social Worker, Child Grant

Degree: B.A. Connecticut College
M.S.S.W. in Casework, Boston University

Ukonuso Tots
Family Therapy

F Eight (08) OF Twelve (12)

OGILBY, LYDIA, M.S.S.W. cont.

Experience: Revere Title I; Chelsea Com. Act and C.W.; East Boston - family, individual, school, and court.

Special Interests: Moms & Tots; Family therapy.

PALAZOLA, RICK, M.H.W.

Staff Position: Mental Health Assistant II, Day Treatment Program

Degree: B.A. in Liberal Arts, Stonehill College

Experience: Live-in staff, Rutland Corner House, psychiatric halfway house; Adult Inpatient Unit, LMHC, milieu staff, MHA I.

Special Interests: Group and family therapy.

PULS, CYNTHIA, R.N.

Staff Position: Nurse Supervisor

Degree: Diploma R.N., Genesse Hospital of Nursing, Rochester, N.Y.

Experience: VISTA; Inpatient Unit; Day Treatment; Interface; Medication Groups.

Special Interests: Groups; medication groups; treatment modalities for "long-term" or "maintenance" clients.

RILEY, JOHN, PH.D.

Staff Position: Psychologist, Child Grant

Degree: M.Ed. in Counselling Psychology, Boston College. Ph.D. in Educational Psych. and Developmental Psych., Boston College.

Experience: Psych. intern, Bunker Hill Health Center; Drug Internship, Yale School of Medicine; Post-grad program, Boston Institute for Psychotherapy; Extensive work with children and adolescents in group and individual treatments; school and community agency consultations; teaching educational and child psychology - grads and undergrads; intern supervision

F Nine (9) OF Twelve (12)

RILEY, JOHN, PH.D. cont.

Experience:	of undergrads working with beh. disturbed children and adolescents.
Special Interests:	See "experience"; also, application of implications of Piagetian developmental psychology to clinical community treatment.

SHACKLETON, BRUCE W. ED.D.

Staff Position:	Staff Psychologist
Degree:	M.Ed., Ed.D. in Counselling Psychology, Boston University.
Experience:	Intern, Lindemann M.H.C. - Freedom Trail Clinic; MGH Clinical Fellow; Pequod, Inc. Cambridge, individual and group therapist; mental health worker, Mass. Mental Health Center; elementary school counselling intern, Driscoll School.
Special Interests:	Psychological consultation (school and community organizational); Ego analytic theory; developmental theory; creativity and narcissism; psych. testing; neuropsychology.

SILVERBERG, ELIZABETH, PH.D.

Staff Position:	Staff Psychologist
Degree:	B.A. in Psychology, University of Michigan; M.A. and Ph.D. in Clinical Psychology, Boston University.
Experience:	Internship, Children's Hospital; Clinical and Research Fellow, Dept. of Psychiatry (Psychology) M.G.H.; Bay State Psychological Associates.
Special Interests:	Psychotherapy with adults; psychosomatic medicine; psychophysiology.

STAHL, SHELLEY, M.S.W.

Staff Position:	Psychiatric Social Worker
Degree:	B.S. in Human Development and Family Studies, Cornell University; M.S.W. in Casework, Boston College.

F Ten (10) OF Twelve (12)

STAHL, SHELLEY, M.S.W., cont.

Experience: Newton-Wellesley-Weston Multi-Service Center; Framingham Youth Guidance; Arlington Youth Consultation Center.

Special Interests: Individual and group work with adolescents; family therapy; consultation to group and foster placements.

THOMPSON, EUGENE, M.A.

Staff Position: Administrative Director, North Suffolk Mental Health Association

Degree: M.A. in Community Organization and Social Planning, Boston College School of Social Work; Comprehensive Health Planning Trainee.

Experience: Peace Corps (Administration of University sports program, Uganda); Community organization and administration of anti-poverty youth program, administration, Middlesex Co. Hospital Administrator, Cambridge Hospital Neighborhood Health Center; Business Manager, No. Suffolk M.H. Assoc.

Special Interests: Cooperative Housing Corporation/intentional community in Cambridge; sports; P.E.T. participant.

WEISS, JOAN, M.S.W.

Staff Position: Psychiatric Social Worker

Degree: B.A. in Anthropology, Radcliffe; M.S.W., Simmons School of Social Work

Experience: Medical Social Worker, Boston City Hospital; psychiatric social worker, Boston State Hospital; Lab. of Community Psychiatry, groups for divorced and for widows.

Special Interests: Impact of divorce in life organization; family therapy.

F Eleven(11) OF Twelve (12)

BRUSH, JONATHON, M.A.

Staff Position:	Principal psychologist, East Boston School Contract
Degree:	B.A. in Psychology, Earlham College M.A., Ph.D. candidate in clinical-community psychology, Boston Univ.
Experience:	Cambridge Hospital, Department of Psychiatry Cambridge Guidance Center Judge Baker Guidance Center Boston University Undergraduate Instructor
Special Interests:	Psychosomatic Medicine Individual and Family Therapy Psychological Testing Consultation.

HAYDU, LAWRENCE, M.S.W.

Staff Position:	Clinical Social Worker
Degree:	M.S.W. University of Chicago
Experience:	Family Therapist Institute for Juvenile Research, Chicago, Ill. Psychiatric Social Worker, Bensenville Home Society, Bensenville, Ill.
Special Interests:	Systems theory; family therapy; paradoxical interventions in treatment; use of video-tape in teaching, learning and doing family therapy.

SILLER, LINDA B., R.N., M.S.

Staff Position	Director, Day Treatment Program
Degree:	R.N., B.S. Texas Woman's University; M.S., Boston University
Experience:	Instructor, M.G.H. School of Nursing; Intern, Mystic Valley Mental Health Center; Head Nurse, Cambridge City Hospital.
Special Interests:	Individual Psychotherapy, Adults, Adolescents; Group therapy; Problem-oriented family therapy.


GONE OF SIX (06)
GERIATRICS TEAM DIRECTORY
February 1979

G 2(two) OF Six (06)

GERIATRICS TEAM DIRECTORY

February 1979

related other directories on Locate

noted May 14, 1992

BEST AVAILABLE COPY

GERIATRICS TEAM DIRECTORY

February 1979

related + other directories + lists noted May 14, 1993

G Three (03) of Six (06)

GERIATRICS TEAM DIRECTORY

NAME	HOME ADDRESS TELEPHONE #	CLINIC ADDRESS TELEPHONE #
Barrett, Claire	417 Washington St. Brookline, Ma. 232-5937	Chelsea Comm. Couns. Ctr. Webster & Spencer Avenues Chelsea, Ma. 02150 889-3300
Crapo, John	10 Agassiz St. Cambridge, Ma. 354-2013	E. Bos./Win. Comm. Couns. Ctr. 10 Gove Street E. Boston, Ma. 02128 569-3189
Eckert, Jane	70 Burlington St. Lexington, Ma. 891-1014	ELMHC - Room 315 Government Center Boston, Ma. 02114 727-7563
Estona, Gail	8 Walnut St. Everett, Ma. 389-0937	ELMHC - Room 302 Government Center Boston, Ma. 02114 727-7566
Fitzgerald, Diana	7 Manning St. Lexington, Ma. 862-0262	E. Bos./Win. Comm. Couns. Ctr. 10 Gove Street E. Boston, Ma. 02128 569-3189
Gerr, Joanne	84 Beals St. Brookline, Ma. 738-9091	Freedom Trail Clinic/ELMHC Government Center Boston, Ma. 02114 727-7720
Malcow, Willa	249 Garden St., Apt. 8 Cambridge, Ma. 354-4029	ELMHC - Room 309 Government Center Boston, Ma. 02114 523-4771
Masiello, Doreen	260 Maverick St. E. Boston, Ma. 569-9608	E. Bos./Win. Comm. Couns. Ctr. 10 Gove Street E. Boston, Ma. 02128 569-3189
McGranahan, Eileen	35 Beechcroft St. Brighton, Ma. 787-3593	E. Bos./Win. Comm. Couns. Ctr. 10 Gove Street E. Boston, Ma. 02128 569-3189
O'Laughlin, Kay	36 Greenough Ave. Jamaica Plain, Ma. 522-8427	Freedom Trail Clinic/ELMHC Government Center Boston, Ma. 02114 727-7720

G Four(04) of Six(06)

NAME	HOME ADDRESS TELEPHONE #	CLINIC ADDRESS TELEPHONE #
Rizzuto, Lenny	16 Evergreen Sq. Somerville, Ma. 776-0989	Revere Comm. Couns. Ctr. 314 Beach Street Revere, Ma. 02151 289-9331
Satin, David	21 Whittlesey Rd. Newton Centre, Ma. 969-4135	ELMHC - Room 316 Government Center Boston, Ma. 02114 727-7564
Simon, Bernice	825 Cummins Hwy. Mattapan, Ma. 296-4332	Chelsea Comm. Couns. Ctr. Webster & Spencer Avenues Chelsea, Ma. 02150 889-3300
Springer, Ilene	2 Strathmore Rd. Brookline, Ma. 731-1612	Bunker Hill Health Center 73 High Street Charlestown, Ma. 02129 242-5725
Tee, Carol	37 E. Border Rd. Malden, Ma. 02148 321-7382	Revere Comm. Couns. Ctr. 314 Beach Street Revere, Ma. 02151 289-9331
Whittier, Diane	11 Walnut Ave. Cambridge, Ma. 661-8107	Revere Comm. Couns. Ctr. 314 Beach Street Revere, Ma. 02151 289-9331

G FIVE(05) OF SIX(06)

NAME	HOME ADDRESS TELEPHONE #	CLINIC ADDRESS TELEPHONE #
Rizzuto, Lenny	16 Evergreen Sq. Somerville, Ma. 776-0989	Revere Comm. Couns. Ctr. 314 Beach Street Revere, Ma. 02151 289-9331
Satin, David	21 Whittlesey Rd. Newton Centre, Ma. 969-4135	ELMHC - Room 316 Government Center Boston, Ma. 02114 727-7564
Simon, Bernice	825 Cummins Hwy. Mattapan, Ma. 296-4332	Chelsea Comm. Couns. Ctr. Webster & Spencer Avenues Chelsea, Ma. 02150 889-3300
Springer, Ilene	2 Strathmore Rd. Brookline, Ma. 731-1612	Bunker Hill Health Center 73 High Street Charlestown, Ma. 02129 242-5725
Tee, Carol	37 E. Border Rd. Malden, Ma. 02148 321-7382	Revere Comm. Couns. Ctr. 314 Beach Street Revere, Ma. 02151 289-9331
Whittier, Diane	11 Walnut Ave. Cambridge, Ma. 661-8107	Revere Comm. Couns. Ctr. 314 Beach Street Revere, Ma. 02151 289-9331

G SIX(06) OF SIX

JOHN CRAPO TO

AIG

PART H

ONE(01) OF

ONE(01)

FOUR(04) PAGES

H One(01) of Four(04)

ROSTER OF TRAINEES
1978-1979

NAME	SCHOOL	SUPERVISOR	TIME
Alander, Sarah	Simmons Nursing	Jane Krywinski (Instructor)	Center Club
*Battle, Patty	" "	Cynthia Puls & Jane Krywinski	Tues. & Thurs. 9--5
Baumrind, Lydia	B.U. School of Ed.	Virginia Johnson	Mon.--9--5 Wed.--9--5 Fri.--8--4
Citronberg, Barbara	Simmons Nursing	Cynthia Puls & Jane Krywinski	Tues. & Thurs. 9--5
*Daley, Monica	" "	" "	"
Giorilis, Mary Ann	" "	Jane Krywinski	Center Club
*Gorachy, Gail	" "	Cynthia Puls & Jane Krywinski	Tues. & Thurs. 9--5
*Harrington, Elizabeth	" "	" "	"
*Harwood, Linda	" "	" "	"
Hutton, Cynthia	Boston College	Lydia Ogilby	"
Lamb, George	B.C. Sch. Soc. Wk	Michael Meleady	Mon., Tues., Wed. 9--5
*Luce, Patty	Simmons Nursing	Cynthia Puls & Jane Krywinski	Tues. & Thurs. 9--5
Marks, Ellen	B.U. Sch. of Ed.	Virginia Johnson	Tues.--10--8 Wed. -- 9--5 Fri. -- 9--3

ROSTER OF TRAINEES
1978-1979

NAME	SCHOOL	SUPERVISOR	TIME
Alander, Sarah	Simmons Nursing	Jane Krywinski (Instructor)	Center Club
*Battie, Patty	" "	Cynthia Puls * Jane Krywinski	Tues. & Thurs. 9--5
Baumrind, Lydia	B.U. School of Ed.	Virginia Johnson	Mon.--9--5 Wed.--9--5 Fri.--8--4
Citronberg, Barbara	Simmons Nursing	Cynthia Puls & Jane Krywinski	Tues. & Thurs. 9--5
*Daley, Monica	" "	" "	"
Giorilis, Mary Ann	" "	Jane Krywinski	Center Club
*Gorachy, Gail	" "	Cynthia Puls & Jane Krywinski	Tues. & Thurs. 9--5
*Harrington, Elizabeth	" "	" "	"
*Harwood, Linda	" "	" "	"
Hutton, Cynthia	Boston College	Lydia Ogilby	"
Lamb, George	B.C. Sch. Soc. Wk	Michael Meleedy	Mon., Tues., Wed. 9--5
*Luce, Patty	Simmons Nursing	Cynthia Puls & Jane Krywinski	Tues. & Thurs. 9--5
Marks, Ellen	B.U. Sch. of Ed.	Virginia Johnson	Tues.--10--8 Wed. -- 9--5 Fri. -- 9--3

ROSTER OF TRA. .EES CONT.
1978-1979

NAME	SCHOOL	SUPERVISOR	TIME
McCarter, Deborah	Simmons Nursing	Cynthia Puls & Jane Krywinski	Tues. & Thurs. 9--5
McGray, Laurie	" "	Jane Krywinski	Lindemann
McIntyre, Michael	B.C. Sch. Soc. Wk	Michael Moleedy	Mon.--9--5 Tues.-9--5 Wed.--9--2
McMahan, Jane	B.C. Nursing (Grad)	Helen Morley & Carol Hartmann (Instructor)	Tues.--9--5 Wed. --9--5 Thur --9--2
McNulty, Michele	Simmons Nursing	Jane Krywinski	Lindemann
Meckley, Debra	B.C. Soc. Wk	Joan Weiss	Mon.--9--5 Tues--9--5 Thurs-9--5
*Moore, Sandi	Simmons Nursing	Cynthia Puls & Jane Krywinski	Tues. & Thurs. 9--5
Oswald, Barbara	Tufts -- O.T.	Gail Bloom	Mon. & Thurs. 8:30--4:30
Parkhurst, Deborah	B.C. Soc. Wk	Michael Moleedy	Mon.--9:-3:30 Tues--9--7:30 Wed.--9--6
Pituck, Gail	Simmons Nursing	Cynthia Puls & Jane Krywinski	Tues. & Thurs. 9--5
Prince, Carol	" "	Jane Krywinski	Lindemann

#Four(04) of Four

ROSTER OF TRAINEES CONT.
1978-1979

NAME	SCHOOL	SUPERVISOR	TIME
*Scanlon, Kate	Simmons Nursing	Cynthia Pule & Jane Krywinski	Tues. & Thurs. 9--5
Silver, Joy	" "	" "	" "
*Stoddard, Rachel	" "	" "	" "
Stover, Lori	" "	Jane Krywinski	Lindemann
Verhey, Marilyn	B.C. Nursing (Grad.)	Helen Morley & Carol Hartmann	Tues.--9--5 Wed. --9--1 Thurs--9--5

*Students coming next semester:--January 1979

JOHN CRAPO TO

AIG

PART I

ONE(01) OF

ONE(01)

FOUR PAGES

I ONE OF FOUR (04)

BY - LAWS

OF

TRI CITY INTER-AGENCY COUNCIL

Article I: Name

Section 1: The name of this organization shall be the Tri City Inter-Agency Council; herein, called Council.

Article II: Purpose

Section 1: The purpose of the Council is to facilitate and improve communication of governmental and service agencies serving the Council area residents. (Cities of Chelsea, Revere, Town of Winthrop)

Article III: Membership

Section 1: Membership of the Council shall be open to anyone interested in the delivery of Human and Community Services serving the three communities.

Section 2: a) Members shall be considered in good standing upon payment of annual membership dues.

b) Amount of dues shall be established yearly by majority vote of the Council.

Section 3: Members shall be entitled to attend all regular meetings and to take part in debate of all matters discussed therein.

Article IV: Officers

Section 1: Officers of the Council shall be President, First Vice-President, Second Vice-President, and Third Vice-President, Recording Secretary, Corresponding Secretary, and Treasurer.

Section 2: Duties of the President:

a) The President, or his or her designee, shall preside over all regular meetings and shall be the official representative of the Council.

b) To open the meeting at the appointed time by taking the chair and calling the meeting to order, having ascertained that a quorum is present.

c) To announce in proper sequence the business that comes before the Council or becomes in order in accordance with the prescribed order of business, agenda, or program, and with existing orders of the day.

d) To recognize members who are entitled to the floor.

e) To state and put to vote all questions that legitimately come before the Council as motions or that otherwise arise in the course of proceedings (except questions that relate to the presiding officer himself or herself), and to announce the result of each vote; or, if a motion that is not in order is made, to rule it out of order.

I TWO (OF FOUR (04)

f) President non voting except to break a tie.

g) To protect the Council from obviously frivolous or dilatory motions by refusing to recognize them.

h) To enforce the rules relating to debate and to maintain order and decorum within the Council.

i) To expidite business in every way compatible with the rights of members.

j) To decide all questions of order, subject to appeal-unless, when in doubt, he/she prefers to submit such a question himself/herself to the Council for decision.

k) To respond to inquiries of members relating to parliamentary procedure or factual information bearing on the business of Council.

l) To authenticate by his/her signature, when necessary, all acts, orders, and proceedings of the Council.

m) To declare the meeting adjourned when the Council so votes or-where applicable-at the time prescribed in the program, or at any time in the event of a sudden emergency affecting the safety of those present.

Section 3: Duties of the Vice-Presidents:

If the President vacates the chair or is absent, the First Vice-President should take the chair unless disqualifies self because of involvement in the debate or for any other reason. Then the duties devolves on the other Vice-Presidents in order.

Section 4: Duties of the Recording Secretary:

a) To keep a record of all the proceedings of the Council-usually called the minutes.

b) To keep on file all committee reports.

c) To keep the Council's official membership roll; and, to call the roll where it is required.

d) To make the minutes and records available to members upon reasonable request.

e) To notify officers, committee members, and delegates of their election or appointment, to furnish committees with whatever documents are required for the performance of their duties, and to have on hand at each meeting a list of all existing committees and their members.

f) To furnish delegates with official Council credentials.

g) To sign all certified copies of acts of the Council, unless otherwise specified in the by-laws.

h) To maintain record books in which the by-laws, special rules of order, standing rules, and minutes are entered, with any amendments to these documents properly recorded, and to have the current record books on hand at every meeting.

I three(03) OF FOUR(04)

i) To prepare, prior to each meeting, an order of business for the use of the presiding officer, showing in their exact order, under each heading, all matters known in advance that are due to come up.

j) In the absence of the President and Vice-Presidents, to call the meeting to order and preside until the election of a Chairperson pro tem, which should take place immediately.

Section 5: Duties of the Corresponding Secretary:

a) To issue notices of meetings and conducting the general correspondence of the Council as described in (b)(c).

b) To send out to the membership a notice of each meeting, known as the call of the meeting.

c) To conduct the general correspondence of the Council--that is, correspondence which is not a function proper to other offices, or to committees.

Section 6: Duties of the Treasurer:

a) The Treasurer is the officer entrusted with the custody of the Council funds.

b) The Treasurer, and any other Officers who handle funds of the Council, should be bonded for a sum sufficient to protect the group from loss.

c) To hold the funds deposited with him/her and pays them out only on the order of the Council, the voucher being signed by the President or Recording Secretary.

d) He/she is required to make a full financial report annually or as the by-laws may prescribe, and to make such interim reports as the Council or Executive Board may direct.

e) To bill Council members for their dues and receive payment of them and record same.

Article V: Meetings

Section 1: Regular meeting of the Council shall be held monthly at a time and place designated by the Executive Board.

Section 2: Annual meeting of the Council will be held during the month of May for the purpose of electing officers and annual reports. Notice of time and place and agenda shall be mailed to membership at least 7 working days prior to the meeting.

Section 3: Special meetings may be called by the President on receipt of written requests of not less than 5 members of the Council or by the majority of the Executive Board.

Section 4: Notice of time, place and purpose must be given at least 5 days before a special meeting. These notices shall be sent to members at the address which appears on the books of the Corresponding Secretary or confirmed by verbal communication. Confirmation shall be recorded on check list maintained by the Corresponding Secretary.

I FOUR(04) OF FOUR(04)

Section 5: Decisions requiring votes shall be decided by majority vote of Council members voting. Proxy votes will be accepted only in circumstances beyond member's control, such as: unexpected emergencies, severe illness, death, etc...

rticle VI: Executive Board:

Section 1: Executive Board shall be the elected officers of the Council.

Section 2:

a) Executive Board shall meet monthly for the purpose of establishing the agenda for regular meetings and prioritizing other business and concerns that come to their attention.

b) Time and place of such meeting shall be established by the Board.

rticle VII: Nominating Committee:

Section 1:

a) This Committee shall consist of one elected representative from each community, Chelsea, Revere, and Winthrop.

b) This Committee shall be elected 8 weeks prior to the annual meeting.

c) This Committee shall convene 6 weeks prior to the designated annual meeting.

d) This Committee shall present a slate of nominees for each office.

e) This Committee is discharged when its report is formally presented to the body.

f) Nominations may be accepted from the floor.

rticle VIII: Finances:

Section 1: Disbursement of funds shall be authorized by majority vote of the Council requiring the signatures of the President and Treasurer attested to by the Recording Secretary.

rticle IX: Amendment of By-Laws:

Section 1: These By-Laws may be amended at any regular meeting of the Council by a two thirds vote, provided that the amendment has been submitted in writing at the previous regular meeting.

Article X: Parliamentary Authority:

Section 1: The rules contained in the current edition of Robert's Rule of Order Newly Revised shall govern the Council in all cases to which they are applicable and in which they are not inconsistent with these By-Laws and any special rules of order the Council may adopt.

JOHN CRAPO to
AIG
PART J
ONE(01)
OF
ONE(01)
(09) NINE PAGES

J ONE(01) OF NINE(01)

THE WORLD ALMANAC®

AND BOOK OF FACTS

2002



#1 New York Times Bestseller

30% OFF

J TW00102 OF WINE
(09)

THE WOR[LD]
ALMA[NAC]®

30% OFF

WITH READERS' ADVANTAGE™

AND BOOK OF FACTS

2002



#1 New York Times Bestseller

J Three(03) of NINE(09)

THE WOR
ALMA
AND BOOK OF FACTS

30% OFF
WITH READERS' ADVANTAGE™

2002



#1 New York Times Bestseller

J Four(04) OF
NINE(09)


THE WOR
30% OFF
ALMA
WITH READERS' ADVANTAGE™

AND BOOK OF FACTS

2002

#1 New York Times Bestseller

J FIVE(05) OF NINE(09)

The World Almanac

and Book of Facts

2002

THE TOP TEN NEWS STORIES OF 2001

In the worst-ever terrorist attack on the U.S., hijackers Sept. 11 commandeered 4 U.S. commercial jetliners, crashing 2 of them into the twin towers of New York City's World Trade Center and 1 into the Pentagon outside Washington, DC. Both towers collapsed, with thousands of people still inside. A 4th jet crashed into a field in Pennsylvania. More than 5,000 people were believed to have died in the assaults, which U.S. Pres. George W. Bush called "acts of war." The prime suspect behind the attack was Osama bin Laden, a wealthy Saudi Arabian exile and Islamic extremist harbored in Afghanistan, alleged to be leader of the wide-ranging Al Qaeda terrorist network. Bush demanded that Afghanistan's ruling Taliban militia surrender Bin Laden or face attack. On Oct. 7, the U.S. and Great Britain, backed by an international coalition against terrorism, launched missile and air strikes against Afghanistan, the first offensive actions in what was expected to be a long war.

Right-wing Israeli Likud party leader Ariel Sharon was elected prime minister Feb. 6, defeating Labor Party incumbent Ehud Barak in the most lopsided election in Israeli history. Sharon formed a unity government with the Labor Party. Violent clashes between Israeli and Palestinian forces continued, despite periodic cease-fire agreements. By late September, after one year, the death toll had risen to nearly 800 people, of whom about 660 were Palestinians. Israeli and Palestinian leaders ordered another cease-fire Sept. 18, following U.S. pressure in the wake of the Sept. 11 terrorist attacks.

In inaugural ceremonies Jan. 20, George W. Bush (R) was sworn in as 43d U.S. president. His new cabinet included former Missouri Sen. John Ashcroft as attorney general, Colin L. Powell, the first African-American secretary of state, and Defense Sec. Donald Rumsfeld. In its first months, the Bush administration won congressional approval of a 10-year, $1.35 trillion tax cut, fulfilling one of Bush's major campaign promises. The new administration also pushed for a missile defense system aimed at intercepting intercontinental ballistic missile attacks.

The 50 Democrats in the Senate gained a majority after Vermont Sen. James Jeffords announced on May 24 that he was leaving the Republican Party to become an independent and would vote with the Democrats on organizational matters.

The U.S. experienced an economic slowdown, marked by stock market declines, particularly in the high-tech sector, widespread job losses, and fears of recession. In the 2d quarter, gross domestic product grew at a seasonally adjusted rate of 0.2%, the lowest since 1993. By late August, the Federal Reserve had lowered interest rates 7 times, bringing the federal funds rate to its lowest level since 1994. The Fed lowered interest rates 2 more times, following concerns about the economic impact of the Sept. 11 attack. The September unemployment rate was 4.9%, up from 4.0% at the start of the year.

Former Yugoslav Pres. Slobodan Milošević was arrested by Serbian authorities Apr. 1, turning himself in after a tense standoff in Belgrade. On June 28 he was extradited to the custody of the United Nations International Criminal Tribunal for the Former Yugoslavia in The Hague, the Netherlands. He was accused of war crimes and crimes against humanity during the 1999 Kosovo conflict; the indictment was expanded in October to include alleged war crimes in Croatia.

Convicted Oklahoma City bomber Timothy McVeigh was executed by lethal injection June 11 in Terre Haute, IN. In 1997, McVeigh had been convicted on federal charges for the 1995 bombing of the Alfred P. Murrah Federal Building in Oklahoma City, which killed 168 people.

A U.S. spy plane made an emergency landing on Hainan Island in China Apr. 1 after colliding with a Chinese fighter jet, which the U.S. contended had caused the collision by flying too close. The fighter jet and its pilot were lost. Chinese authorities detained the 24-member U.S. crew for 11 days, while U.S. and Chinese authorities negotiated China's demand for a full apology. The crew was released after U.S. Amb. Joseph Prueher signed a letter saying the U.S. was "very sorry" for the loss of the pilot and for the airplane's landing in China without "verbal permission."

U.S. Pres. George W. Bush announced Aug. 9 that he would allow federal funding for embryonic stem-cell research when based on existing stem cell lines, but not when based on creating new cell lines. The president had sought to strike a balance between many scientists who believed stem cell research could lead to treatments for diseases such as Alzheimer's and Parkinson's and conservative supporters who opposed any procedure involving the killing of embryos.

An outbreak of foot-and-mouth disease, a viral infection found in livestock, began in Great Britain in February. By March, the disease had spread to France, Ireland, and the Netherlands. British Prime Min. Tony Blair in March authorized a mass slaughter of healthy livestock. By the end of August more than 3.8 million animals had been slaughtered, and the epidemic's cost was estimated in billions of dollars.

America at War

By Geoffrey M. Horn

Geoffrey M. Horn is a freelance writer who frequently writes on current events.

The terrorist attack of Sept. 11, 2001, killed more than 5,000 people, over twice as many as died at Pearl Harbor, and accomplished what no foreign army had been able to do for nearly 2 centuries. Not since the War of 1812 had an overseas enemy managed to mount a direct assault on the American mainland. With oceans to the east and west and friendly borders to the north and south, many Americans had taken homeland security for granted. Not anymore.

In the aftermath of the attack, U.S. government suspicions quickly turned to the Al Qaeda terrorist network said to be headed by Osama bin Laden. (See "Osama Bin Laden—A Profile," on page 61.) On Oct. 7 the U.S. and Great Britain launched a series of retaliatory strikes against both Al Qaeda and Afghanistan's Taliban regime, which had given Bin Laden safe haven. In a letter to Congress 2 days later, Pres. George W. Bush wrote that it was "not possible to know at this time either the duration of combat operations or the scope and duration of the deployment of U.S. armed forces." Bush acknowledged, however, that the American campaign against terrorism would likely be "lengthy." Administration officials repeatedly cautioned that overt military operations were only one phase in a "new kind of war"—a war that would also require covert activities, diplomatic and financial pressure, and security measures that would directly impact Americans' lives.

See also "U.S. Struck by Terrorist Attack" in *Chronology of the Year's Events*, pages 59-60.

"Evil, Despicable Acts of Terror"

The Sept. 11 attack was simply conceived and methodically executed. The 19 hijackers—5 each on American Airlines Flights 11 and 77 and United Airlines Flight 175, and 4 on United Flight 93—chose aircraft scheduled to depart from east coast airports within a few minutes of each other, around 8 A.M. The aircraft were operationally similar, either

Boeing 757s or 767s; all carried relatively light loads of passengers and heavy loads of jet fuel, enough for a transcontinental journey. (See *Chronology of the Year's Events*, "150 Minutes That Changed the World," page 58.)

According to the FBI and airline records, the hijackers crisscrossed the country during the summer, testing cockpit security. Several made their flight reservations with credit cards over the Internet, dutifully logging their frequent-flier numbers, and on Sept. 11 some held top-dollar seats near the cockpit, in first or business class. To pass through airport screening, the terrorists flashed drivers' licenses with photo IDs they had obtained in Florida and Virginia. The box cutters, razor blades, and small knives that they carried were probably legal under Federal Aviation Administration guidelines—subsequently revoked—that allowed passengers to carry knives with blades up to 4 inches long.

Federal authorities knew early on that something had gone wrong with American Flight 11. But when the jetliner ploughed into the North Tower of the World Trade Center at 8:48 A.M. EDT, many onlookers attributed the crash to some terrible accident, not deliberate sabotage. The collision of United Flight 175 with the South Tower 15 minutes later—seen live worldwide through TV cameras already trained on the North Tower fire—left no room for doubt. Notified that the nation was under attack, Pres. Bush, in Sarasota, FL, made a brief statement and was later flown by Air Force One to secure locations in Louisiana and Nebraska. In Washington, Secret Service agents whisked Vice Pres. Richard Cheney from his office at the White House to a secure underground bunker, where, in communication with Bush and other top administration officials, he and National Security Adviser Condoleezza Rice began to coordinate the immediate U.S. response.

The crisis mood deepened when, at 9:37 A.M. (revised time issued by the Defense Dept.), a third hijacked aircraft, American Flight 77, slammed into the Pentagon, in Arlington, VA, and a fourth, United Flight 93, was reported to have made a U-turn over northern Ohio and to be headed straight for Washington, DC. While the Capitol and the White House were evacuated, passengers on board Flight 93, who were in telephone contact with the ground and knew what had happened at the World Trade Center, hatched plans to overcome the hijackers and take back the plane. Their Boeing 757 went down over western Pennsylvania, after what law enforcement officials characterized (based on evidence recovered from the cockpit voice recorder) as a desperate and wild struggle.

Back in New York City, at what soon would become known as Ground Zero, the overwhelming majority of employees and visitors below the 90th floor of the North Tower and the 80th floor of the South Tower were safely evacuated. On the uppermost floors of the 110-story buildings, however, the situation was hopeless. Eyewitnesses at street level reacted with horror as some people jumped to their deaths, including a man and woman holding hands; thousands of other victims were trapped by a fire so intense it weakened the twin towers' steel support structures. When the South Tower collapsed around 10 A.M. and the North Tower went down about half an hour later, the office workers—and hundreds of rescue workers as well—were crushed in a cascade of more than 1 million tons of steel and concrete. A 47-story office tower nearby, at 7 World Trade Center, collapsed before evening.

When Pres. Bush returned to Washington that night, smoke was still rising from the Pentagon, and 16 acres of lower Manhattan had been reduced to rubble. In his first formal address to an anguished, angry nation, he called the attacks "evil, despicable acts of terror" and pledged that the perpetrators and those who harbored them would be brought to justice.

Assessing the Damage

Almost immediately, public officials and business leaders began the grim task of calculating the damage. No hope remained for all 232 passengers (including the 19 hijackers) and 33 crew members on board the four hijacked aircraft. Among the dead were television producer David Angell, Akamai Technologies co-founder Daniel Lewin, and actress-photographer Berry Berenson Perkins, all on American Flight 11; Los Angeles Kings hockey scouts Mark Bavis and Garnet (Ace) Bailey, on United Flight 175; 3 schoolchildren and their teachers participating in a National Geographic field trip on American Flight 77, which also carried conservative television commentator Barbara Olson, wife of U.S. Solicitor General Theodore Olson; and Todd Beamer, Mark Bingham, and Jeremy Glick, 3 of the men believed to have led the passenger revolt that brought down United Flight 93. In addition to those on board Flight 77, the assault on the Pentagon killed 125 people.

Much more difficult to assess was the death toll at Ground Zero, still smoldering a month after the attack. By then, more than 400 bodies had been recovered; in addition to those on board Flights 11 and 175, over 4,600 people, including citizens of more than 60 countries, were still missing and presumed dead. Some companies that had offices in the World Trade Center were devastated, including Cantor Fitzgerald, a bond brokerage firm that lost more than 600 employees from its offices in the North Tower, between the 101st and 105th floors. New York City lost a reported 343 firefighters, whose courage and professionalism in the moments after the planes hit had made them national heroes; many were lost in the collapsing buildings as they labored to carry 75 to 100 pounds of equipment up 80 flights of stairs.

Recovery and reconstruction costs were expected to exceed $100 billion. With near-unanimity, Congress on Sept. 14 approved $40 billion in emergency spending, of which half was allocated for disaster recovery operations in New York, Virginia, and Pennsylvania. On Oct. 9, New York City Mayor Rudolph Giuliani—whose energetic and inspirational leadership had buoyed the city's spirits—forecast that the attack would cost the city 100,000 jobs and billions in lost revenue. That same day, Giuliani and New York Gov. George Pataki, a longtime rival who had been working closely with the mayor since Sept. 11, asked the federal government to provide another $54 billion in incentives and subsidies to compensate the city for its losses.

The nation's ailing airlines were directly affected by the catastrophe. When commercial air traffic resumed on Sept. 13 after a 2-day shutdown, carriers faced combined losses of at least $100 million per day. The airlines estimated that losses from the shutdown and subsequent slump were at least $18 billion. Major operators such as Continental, American, United, US Airways, and Delta announced schedule cutbacks and layoffs of 20% or more. Ripple effects were felt among foreign airlines and in the aircraft manufacturing industry. On Sept. 21, Congress approved a $15 billion bailout bill to keep domestic carriers aloft.

Stock trading, halted on the morning of Sept. 11, resumed the following Monday after an unprecedented 6-day delay. Economic uncertainties prompted the worst one-week sell-off since the Great Depression, with a loss of $1.4 trillion in market value. Investors recouped some of their losses the following week, as the markets stabilized and recovered, but many economists believed the U.S. had already been plunged into recession. During the following weeks, the Federal Reserve Board moved aggressively to cut interest rates, as Pres. Bush and congressional leaders began shaping an economic stimulus package valued at up to $75 billion.

Appropriations of federal funds were matched by an outpouring of private support (an estimated $850 million by mid-October) to aid relief organizations and victims' families.

Response and Retaliation

The crisis response brought heightened vigilance at air terminals and other public facilities, including the presence of uniformed National Guard troops with M-16 assault rifles at airport checkpoints. In a nationally televised address to a joint session of Congress on Sept. 20, Pres. Bush named Pennsylvania Gov. Tom Ridge to head a newly established cabinet-level Office of Homeland Security; 19 days later, Ridge and Condoleezza Rice announced the creation of 2 additional positions, a special adviser for cyberspace security and a national director for combating terrorism. Immigration officials stepped up their scrutiny of foreigners entering the U.S.; new security measures were implemented at water supply systems, railroads, trucking companies, and nuclear power plants; and the U.S. Coast Guard mounted what is described as the largest port defense operation since World War II. Meanwhile, analysts began the quiet but essential task of determining why the Sept. 11 assault had caught U.S. intelligence agencies by surprise.

In the 4 weeks following the attack, federal authorities issued thousands of subpoenas and detained more than 600 people, of whom 220 were still being held, many for immigration violations. Related probes were carried out in Europe, notably in Hamburg, Germany, where Mohamed Atta, a 33-year-old Egyptian who was on board Flight 11 and is believed to have been a ringleader in the conspiracy, lived as a student in the 1990s. U.S. investigators uncovered evidence that, in addition to taking lessons at U.S. flight schools, the terrorists had explored the feasibility of using crop-dusting planes, perhaps as a delivery system for chemical and biological weapons. This threat was underlined on Sept. 25 when federal investigators revealed that they had charged 20 people with fraudulently obtaining commercial licenses to haul hazardous materials by truck. Several reported cases of anthrax in early October also heightened fears of bioterrorism (see *Chronology*, page 60, and "Biological and Chemical Weapons," pages 875-76).

Meanwhile, on Oct. 11, the FBI publicly indicated that there could be further terrorist attacks within the U.S. or against U.S. interests abroad, possibly within days.

To unravel international terrorism's financial support network, Pres. Bush on Sept. 24 signed an executive order targeting the assets of 27 organizations and individuals, including Al Qaeda, Bin Laden, and Bin Laden's aide Ayman al-Zawahiri, founder of an Egyptian terrorist group, Al-Jihad, that also appeared on the list. Bin Laden and Zawahiri topped the FBI's list of 22 most-wanted terrorist suspects, released by Pres. Bush on Oct. 10, and the assets of additional individuals and organizations were targeted Oct. 12.

U.S. government officials and other civic and religious leaders made clear that the U.S. had no quarrel with mainstream Islam or with the vast majority of the world's more than 1 billion Muslims. They were responding, in part, to a wave of harassment against Muslim Americans, including the desecration of mosques in at least 6 states in the first week after the attack. Some Sikh men, required by their religion to wear beards and turbans (though not actually Muslims), were also the targets of apparent hate crimes. Pres. Bush took the lead in reassuring the nation's nearly 6 million Muslims during a Sept. 17 visit to a mosque at Washington's Islamic Center.

Sec. of State Colin Powell and Defense Sec. Donald Rumsfeld sought to assemble a broad international backing for America's initial objective, the destruction of Al Qaeda and the Taliban regime. British Prime Min. Tony Blair was a strong early supporter. Also supportive was Russian Pres. Vladimir Putin, whose nation had been bloodied in wars against Muslim rebels in Afghanistan in the 1980s and Chechnya in the 1990s. Pres. Pervez Musharraf of Pakistan allowed use of the country's air space and apparently allowed deployment of military personnel and equipment; but his government denied that Pakistan was providing a base for offensive operations. Pakistan had been a principal supporter of the Taliban and had reportedly enlisted Bin Laden's aid in training guerrilla fighters for the war against India in Kashmir; an ending of U.S. sanctions, imposed in 1998 when Pakistan began testing nuclear weapons, helped provide an incentive for cooperation. To win support from Arab states such as Egypt, Jordan, and Saudi Arabia—and to defuse an inflammatory issue Bin Laden had used to gain followers among the Muslim masses—U.S. officials let it be known that Powell was preparing an Arab-Israeli peace initiative that included support for a Palestinian state.

For the first time in its 52-year history, NATO on Sept. 12 invoked the Collective Defense Clause of its founding treaty, pledging the 19 member states to assist the U.S.; on Oct. 8, NATO announced that it was sending 5 AWACS planes to patrol American skies, while U.S. early warning and surveillance aircraft were deployed in the Afghan combat. The UN lent support on Sept. 28, when the Security Council unanimously approved a U.S.-sponsored resolution requiring all member states to cooperate in the antiterrorist campaign. Still unresolved, as bombs and cruise missiles began to rain down over Kabul and other Afghan cities, were questions about the role the U.S. and UN might play in brokering a peace agreement among Afghanistan's hostile factions, and how these groups might establish an effective government if the Taliban were removed.

Facts About the September 11 Attack

- The exact number of fatalities may never be known. As of Oct. 12, the toll of dead and missing in the attacks was reported as 265 on the 4 hijacked planes (including the 19 hijackers), 125 at the Pentagon, and 5,080 at the World Trade Centers, for a total of 5,470.
- That ranked as either the worst single-day death toll in American history, or the 2d worst after the Civil War battle of Antietam on Sept. 17, 1862. According to the National Park Service, at least 3,650 soldiers on both sides were killed that day, and an unknown number of the estimated 19,000 wounded, missing, and captured also died. The death toll from the 1941 Japanese attack on Pearl Harbor is commonly reported as 2,300 to 2,400.
- Among the fatalities in New York were 343 city firefighters, 23 city police officers, and 37 officers of the Port Authority of New York and New Jersey.
- Among the 125 workers dead or missing at the Pentagon were 21 uniformed Army and 33 uniformed Navy personnel. About 1 out of 3 of the victims were women. The highest ranking officer killed was Army Lt. Gen. Timothy J. Maude, a 53-year-old Vietnam veteran, who had been heading up recruitment efforts.
- The bond-trading firm of Cantor Fitzgerald, headquartered on the top floors of the World Trade Center's North Tower, lost more than 600 of its 1,000 employees. Some 1,500 children of Cantor Fitzgerald employees lost parents.
- 79 workers at the famous Windows on the World restaurant on the 107th floor of the North Tower were among the dead and missing.
- At least 50 Arabs, including Arab Americans, were believed dead or missing in the WTC attack.
- Citizens of at least 62 nations perished in the attack.
- Five people were rescued from the WTC rubble Sept. 12, but none thereafter.
- Because most local TV broadcast antennas were atop the World Trade Center, New Yorkers without cable could receive only one or two channels in the weeks after the attack.
- The tower collapses destroyed New York's Emergency Command Center, on the 23d floor of Building 7 of the World Trade Center. Mayor Giuliani had been on his way there when the emergency "bunker" was evacuated after the second plane struck.
- The Pentagon area hit had been under construction, with some offices not yet re-occupied, meaning fewer people than normal were there when the plane struck.
- After the crash into the North Tower, some security officials in the South Tower reportedly informed workers that the South Tower was safe and that they should return to their offices.
- The World Trade Center towers were designed to collapse one floor on the top of the next, to avoid the additional devastation that could result if the skyscrapers toppled onto other buildings.
- Rubble from the collapse of the World Trade Center covered 16 acres and was estimated to weigh 1.2 million tons.
- A month after the attack, fire continued to smolder beneath the rubble, producing acrid smoke that wafted over much of lower Manhattan.
- Pres. Bush's approval rating rose to 90% in a CNN/USA Today Gallup poll conducted Sept. 21-22. That was up from 51% in a poll just before the terror attacks.
- Defense Sec. Donald Rumsfeld Sept. 27 confirmed that two Air Force generals would now have the authority to order the shooting down of any commercial airliners that threatened targets in the US.
- Estimates of the costs of plotting the attack ranged from $200,000 to $500,000. City Comptroller Alan Hevesi estimated that the cost to New York City's economy alone could exceed $100 billion.

THE TOP TEN NEWS STORIES OF 2001

In the worst-ever terrorist attack on the U.S., hijackers Sept. 11 commandeered 4 U.S. commercial jetliners, crashing 2 of them into the twin towers of New York City's World Trade Center and 1 into the Pentagon outside Washington, DC. Both towers collapsed, with thousands of people still inside. A 4th jet crashed into a field in Pennsylvania. More than 5,000 people were believed to have died in the assaults, which U.S. Pres. George W. Bush called "acts of war." The prime suspect behind the attack was Osama bin Laden, a wealthy Saudi Arabian exile and Islamic extremist harbored in Afghanistan, alleged to be leader of the wide-ranging Al Qaeda terrorist network. Bush demanded that Afghanistan's ruling Taliban militia surrender Bin Laden or face attack. On Oct. 7, the U.S. and Great Britain, backed by an international coalition against terrorism, launched missile and air strikes against Afghanistan, the first offensive actions in what was expected to be a long war.

Right-wing Israeli Likud party leader Ariel Sharon was elected prime minister Feb. 6, defeating Labor Party incumbent Ehud Barak in the most lopsided election in Israeli history. Sharon formed a unity government with the Labor Party. Violent clashes between Israeli and Palestinian forces continued, despite periodic cease-fire agreements. By late September, after one year, the death toll had risen to nearly 800 people, of whom about 600 were Palestinians. Israeli and Palestinian leaders ordered another cease-fire Sept. 18, following U.S. pressure in the wake of the Sept. 11 terrorist attacks.

In inaugural ceremonies Jan. 20, George W. Bush (R) was sworn in as 43d U.S. president. His new cabinet included former Missouri Sen. John Ashcroft as attorney general, Colin L. Powell, the first African-American secretary of state, and Defense Sec. Donald Rumsfeld. In its first months, the Bush administration won congressional approval of a 10-year, $1.35 trillion tax cut, fulfilling one of Bush's major campaign promises. The new administration also pushed for a missile defense system aimed at intercepting intercontinental ballistic missile attacks.

The 50 Democrats in the Senate gained a majority after Vermont Sen. James Jeffords announced on May 24 that he was leaving the Republican Party to become an independent and would vote with the Democrats on organizational matters.

The U.S. experienced an economic slowdown, marked by stock market declines, particularly in the high-tech sector, widespread job losses, and fears of recession. In the 2d quarter, gross domestic product grew at a seasonally adjusted rate of 0.2%, the lowest since 1993. By late August, the Federal Reserve had lowered interest rates 7 times, bringing the federal funds rate to its lowest level since 1994. The Fed lowered interest rates 2 more times, following concerns about the economic impact of the Sept. 11 attack. The September unemployment rate was 4.9%, up from 4.0% at the start of the year.

Former Yugoslav Pres. Slobodan Milosevic was arrested by Serbian authorities Apr. 1, turning himself in after a tense standoff in Belgrade. On June 28 he was extradited to the custody of the United Nations International Criminal Tribunal for the Former Yugoslavia in The Hague, the Netherlands. He was accused of war crimes and crimes against humanity during the 1999 Kosovo conflict; the indictment was expanded in October to include alleged war crimes in Croatia.

Convicted Oklahoma City bomber Timothy McVeigh was executed by lethal injection June 11 in Terre Haute, IN. In 1997, McVeigh had been convicted on federal charges for the 1995 bombing of the Alfred P. Murrah Federal Building in Oklahoma City, which killed 168 people.

A U.S. spy plane made an emergency landing on Hainan Island in China Apr. 1 after colliding with a Chinese fighter jet, which the U.S. contended had caused the collision by flying too close. The fighter jet and its pilot were lost. Chinese authorities detained the 24-member U.S. crew for 11 days, while U.S. and Chinese authorities negotiated China's demand for a full apology. The crew was released after U.S. Amb. Joseph Prueher signed a letter saying the U.S. was "very sorry" for the loss of the pilot and for the airplane's landing in China without "verbal permission."

U.S. Pres. George W. Bush announced Aug. 9 that he would allow federal funding for embryonic stem-cell research when based on existing stem cell lines, but not when based on creating new cell lines. The president had sought to strike a balance between many scientists who believed stem cell research could lead to treatments for diseases such as Alzheimer's and Parkinson's and conservative supporters who opposed any procedure involving the killing of embryos.

An outbreak of foot-and-mouth disease, a viral infection found in livestock, began in Great Britain in February. By March, the disease had spread to France, Ireland, and the Netherlands. British Prime Min. Tony Blair in March authorized a mass slaughter of healthy livestock. By the end of August more than 3.8 million animals had been slaughtered, and the epidemic's cost was estimated in billions of dollars.

America at War

By Geoffrey M. Horn

Geoffrey M. Horn is a freelance writer who frequently writes on current events.

The terrorist attack of Sept. 11, 2001, killed more than 5,000 people, over twice as many as died at Pearl Harbor, and accomplished what no foreign army had been able to do for nearly 2 centuries. Not since the War of 1812 had an overseas enemy managed to mount a direct assault on the American mainland. With oceans to the east and west and friendly borders to the north and south, many Americans had taken homeland security for granted. Not anymore.

In the aftermath of the attack, U.S. government suspicions quickly turned to the Al Qaeda terrorist network, said to be headed by Osama bin Laden. (See "Osama Bin Laden—A Profile," on page 61.) On Oct. 7 the U.S. and Great Britain launched a series of retaliatory strikes against both Al Qaeda and Afghanistan's Taliban regime, which had given Bin Laden safe haven. In a letter to Congress 2 days later, Pres. George W. Bush wrote that it was "not possible to know at this time either the duration of combat operations or the scope and duration of the deployment of U.S. armed forces." Bush acknowledged, however, that the American campaign against terrorism would likely be "lengthy." Administration officials repeatedly cautioned that overt military operations were only one phase in a "new kind of war"—a war that would also require covert activities, diplomatic and financial pressure, and security measures that would directly impact Americans' lives.

See also "U.S. Struck by Terrorist Attack" in *Chronology of the Year's Events*, pages 59-60.

"Evil, Despicable Acts of Terror"

The Sept. 11 attack was simply conceived and methodically executed. The 19 hijackers—5 each on American Airlines Flights 11 and 77 and United Airlines Flight 175, and 4 on United Flight 93—chose aircraft scheduled to depart from east coast airports within a few minutes of each other, around 8 A.M. The aircraft were operationally similar, either

(60)

ENIN 10/10/1103 C

JNINE(99) OF NINE
(C09)

The World Almanac

and Book of Facts

2002

THE TOP TEN NEWS STORIES OF 2001

In the worst-ever terrorist attack on the U.S., hijackers Sept. 11 commandeered 4 U.S. commercial jetliners, crashing 2 of them into the twin towers of New York City's World Trade Center and 1 into the Pentagon outside Washington, DC. A 4th jet crashed into a field in Pennsylvania. Both towers collapsed, with thousands of people still inside. More than 5,000 people were believed to have died in the assaults, which U.S. Pres. George W. Bush called "acts of war." The prime suspect behind the attack was Osama bin Laden, a wealthy Saudi Arabian exile and Islamic extremist harbored in Afghanistan, alleged to be leader of the wide-ranging Al Qaeda terrorist network. Bush demanded that Afghanistan's ruling Taliban militia surrender Bin Laden or face attack. On Oct. 7, the U.S. and Great Britain, backed by an international coalition against terrorism, launched missile and air strikes against Afghanistan, the first offensive actions in what was expected to be a long war.

Right-wing Israeli Likud party leader Ariel Sharon was elected prime minister Feb. 6, defeating Labor Party incumbent Ehud Barak in the most lopsided election in Israeli history. Sharon formed a unity government with the Labor Party. Violent clashes between Israeli and Palestinian forces continued, despite periodic cease-fire agreements. By late September, after one year, the death toll had risen to nearly 800 people, of whom about 600 were Palestinians. Israeli and Palestinian leaders ordered another cease-fire Sept. 18, following U.S. pressure in the wake of the Sept. 11 terrorist attacks.

In inaugural ceremonies Jan. 20, George W. Bush (R) was sworn in as 43d U.S. president. His new cabinet included former Missouri Sen. John Ashcroft as attorney general, Colin L. Powell, the first African-American secretary of state, and Defense Sec. Donald Rumsfeld. In its first months, the Bush administration won congressional approval of a 10-year, $1.35 trillion tax cut, fulfilling one of Bush's major campaign promises. The new administration also pushed for a missile defense system aimed at intercepting intercontinental ballistic missile attacks.

The 50 Democrats in the Senate gained a majority after Vermont Sen. James Jeffords announced on May 24 that he was leaving the Republican Party to become an independent and would vote with the Democrats on organizational matters.

The U.S. experienced an economic slowdown, marked by stock market declines, particularly in the high-tech sector, widespread job losses, and fears of recession. In the 2d quarter, gross domestic product grew at a seasonally adjusted rate of 0.2%, the lowest since 1993. By late August, the Federal Reserve had lowered interest rates 7 times, bringing the federal funds rate to its lowest level since 1994. The Fed lowered interest rates 2 more times, following concerns about the economic impact of the Sept. 11 attack. The September unemployment rate was 4.9%, up from 4.0% at the start of the year.

Former Yugoslav Pres. Slobodan Milosevic was arrested by Serbian authorities Apr. 1, turning himself in after a tense standoff in Belgrade. On June 28 he was extradited to the custody of the United Nations International Criminal Tribunal for the Former Yugoslavia in The Hague, the Netherlands. He was accused of war crimes and crimes against humanity during the 1999 Kosovo conflict; the indictment was expanded in October to include alleged war crimes in Croatia.

Convicted Oklahoma City bomber Timothy McVeigh was executed by lethal injection June 11 in Terre Haute, IN. In 1997, McVeigh had been convicted on federal charges for the 1995 bombing of the Alfred P. Murrah Federal Building in Oklahoma City, which killed 168 people.

A U.S. spy plane made an emergency landing on Hainan Island in China Apr. 1 after colliding with a Chinese fighter jet, which the U.S. contended had caused the collision by flying too close. The fighter jet and its pilot were lost. Chinese authorities detained the 24-member U.S. crew for 11 days, while U.S. and Chinese authorities negotiated China's demand for a full apology. The crew was released after U.S. Amb. Joseph Prueher signed a letter saying the U.S. was "very sorry" for the loss of the pilot and for the airplane's landing in China without "verbal permission."

U.S. Pres. George W. Bush announced Aug. 9 that he would allow federal funding for embryonic stem-cell research when based on existing stem cell lines, but not when based on creating new cell lines. The president had sought to strike a balance between many scientists who believed stem cell research could lead to treatments for diseases such as Alzheimer's and Parkinson's and conservative supporters who opposed any procedure involving the killing of embryos.

An outbreak of foot-and-mouth disease, a viral infection found in livestock, began in Great Britain in February. By March, the disease had spread to France, Ireland, and the Netherlands. British Prime Min. Tony Blair in March authorized a mass slaughter of healthy livestock. By the end of August more than 3.8 million animals had been slaughtered, and the epidemic's cost was estimated in billions of dollars.

America at War

By Geoffrey M. Horn

Geoffrey M. Horn is a freelance writer who frequently writes on current events.

The terrorist attack of Sept. 11, 2001, killed more than 5,000 people, over twice as many as died at Pearl Harbor, and accomplished what no foreign army had been able to do for nearly 2 centuries. Not since the War of 1812 had an

scope and duration of the deployment of U.S. armed forces." Bush acknowledged, however, that the American campaign against terrorism would likely be "lengthy." Administration officials repeatedly cautioned that overt military operations were only one phase in a "new kind of war"—a war that

John Jennings CRAPO ProSe
PO Box 400151
CAMBRIDGE MA 02140-0002

RE: my concluding December EIGHT thought to my Shareholder Proposal Year 2001 submission to American International Group INC

C.C. with enclosures
Hon USA SEC
Hon STAT BD of Retirement (MA)
Hon District Court (Cambridge/MA) Division
Hon U.S. EQUAL opportunity Commission Boston ~~(ARE)~~ (AREA) OFC

JUST noticed 4:55 am a parade of birds march by -outside- through window

The article re: Her Excellency Lieutenant Governor / Acting GOV JANE MARIA SWIFT 08 Dec 2001 by MR/MS DOUG ~~HANC~~ HANCHETT regarding Sales of MASSACHUSETTS BONDS to American International Group INC AND other Security purchasers I enclose to call to your attention - So I may comply with rules, regulations & Laws of the U.S. Securities & Exchange Commission

Sincerely
John Jennings Crapo

Encl. one

JJC///

Dec 08 Year 2001 B. Herald

Swift bypasses Pike, but board conducts business

Subm by: John CRAPO, Pro Se

By DOUG HANCHETT

Hours after being bypassed on a handful of Big Dig work orders awaiting approval, the fractured Turnpike Authority board of directors yesterday signed off on the $10.3 million worth of additional payments.

The Pike board's vote on the four "contract modifications" came just hours after the Massachusetts Highway Department's board of commissioners took the rare step of approving the payments without Pike approval.

The bizarre situation cropped up yesterday as the Turnpike Authority remained embroiled in crisis, with two of its three members "suspended" by acting Gov. Jane Swift while they insist they are still empowered to direct Turnpike business.

Swift ordered MassHighway to act without Pike approval Thursday after a Herald report detailed the growing concerns of contractors about their ability to continue working on the $14.5 billion megaproject without being paid.

The Construction Industries of Massachusetts, a powerful group representing contractors, had written a letter saying that the political turmoil gripping the Pike board was holding up millions in payments and threatening to cause the $14.5 billion megaproject to grind to a halt.

The Pike board has to approve any Big Dig payments that exceed $1 million.

"We're in kind of extraordinary times right now," Pike CEO Rick Capka said Thursday while announcing his decision to forward the payments to MassHighway for final approval.

"We do not have a quorum of board members that can take the appropriate actions at the board level."

Embattled Turnpike board members Christy Mihos and Jordan Levy, whom the governor tried to have suspended from the independent authority pending removal hearings, had wanted to sign off on the payments weeks ago but opted to wait until they had some clarification from the Supreme Judicial Court about their status.

Last week the SJC denied their request for a temporary injunction against Swift that would have allowed them to definitively take care of Pike business.

During yesterday's meeting — the third straight boycotted by Capka and board chairman David Forsberg — Levy and Mihos said they didn't have a problem with MassHighway's move.

"Whatever mechanism there is to make sure people are paid, we should use it," said Levy. "But it didn't have to come to this. It shouldn't have come to this."

Earlier this year, Pike officials estimated there were about 9,000 change orders pending on the project worth a potential $1.2 billion — some of which will be approved, some of which will be negotiated down and some of which will go to arbitration.

Project officials have budgeted about $600 million to pay for the outstanding change orders.

BEST AVAILABLE COPY

CVS PHARMACY
35 WHITE ST, CAMBRIDGE, MA
PHARMACY: 876-5519 STORE: 876-4037
REG#06 TRANS8581 CSHR#041657 STR#717

John J. Crapo

1 NON-TAXABLE	Boston Herald	.50N
TOTAL		.50
CASH		.50
CHANGE		.00

GET YOUR CVS EXTRACARE CARD

THANK YOU. SHOP ANYTIME AT CVS.COM!
DECEMBER 8, 2001 4:19 AM

6:22 AM Dec 08th 2001

AIG, EEOC, Han Dist Ct. Han
Stat Retirement BD and
USA SEC
copier has jammed
I wait on other copies
to warm-up.
I try to be patient

Sincerely

John Jennings Crafe
Pro Se

JJC/JJC

fortunately
it was
jubilant too
soon

I'll try not to be
ANGRY ALL DAY!

J. J. Crapo
Pro Se

I HAD TO
hand collate pages
AND they came
out of
copies
upside
down

J. J. Crapo

JJC/jjc 6:45 AM
Dec 08 2001

John J. CRAPO, PRO SE
PO Box 400151
CAMBRIDGE MA 02140-0002

VIA Express MAIL Dec Seventh Year 2001
Return Rcpt Requested Please
Page one (01) of two (02) pages

AMERICAN INTERNATIONAL GROUP INC
Attn Please Corporation Secretary Ms Kathleen E SHANNON ESQ
70 Pine Street
New York City NY 10270

Dear Ms Shannon

This is to you in your capacity as Corporation Secretary of American International Group INC

Enclosed I call to you attention my shareholder proposal letter AND accompanying exhibits

Additionally I enclose AND call to your attention my copies of letters to the U.S. Equal Employment opportunity Commission the Mass State BD of Retirement, State of Massachusetts, the 7th District Court Department Cambridge

→ Next page

~~CRAPO TO~~
CRAPO TO AIG Dec 07 2001
P. two(02) OF two(02) PP.

DIVISION, the U.S. SECURITIES AND EXCHANGE COMMISSION WHICH I Send to each OF THE ~~SAME~~ Certified MAIL Return Receipt Requested Service

Sincerely
John Jennings Crapo

Enclosures

C-C With enclosures VIA Certified MAIL Return RCPT Requested Please

U.S. EQUAL EMPLOYMENT OPPORTUNITY COMM

STATE BOARD OF RETIREMENT

DISTRICT COURT DEPARTMENT CAMBRIDGE DIVISION TRIAL COURT

United ~~STATE~~ SECURITIES AND EXCHANGE COMMISSION

JJC/jjc 6:22 PM Dec 07 2001

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 21, 2002

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: American International Group, Inc.
Incoming letter dated January 15, 2002

The proposal recommends the board arrange a meeting of stockholders.

There appears to be some basis for your view that AIG may exclude the proposal under rule 14a-8(i)(3) as vague and indefinite. Accordingly, we will not recommend enforcement action to the Commission if AIG omits the proposal from its proxy materials in reliance on rule 14a-8(i)(3). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which AIG relies.

Sincerely,

Keir Devon Gumbs
Special Counsel